As filed with the Securities and Exchange Commission on August 15, 2008.

Registration No. 333-152074
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZONARE MEDICAL SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3841	94-3327862
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S.Employer Identification No.)

420 N. Bernardo Avenue
Mountain View, California 94043-1839
(650) 230-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald J. Southard
President and Chief Executive Officer
ZONARE Medical Systems, Inc.
420 N. Bernardo Avenue
Mountain View, California 94043-1839
(650) 230-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick A. Pohlen Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	David J. Saul Ropes & Gray LLP 525 University Avenue, Suite 300 Palo Alto, California 94301 (650) 617-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 15, 2008

PRELIMINARY PROSPECTUS

           Shares
Common Stock
$      per share

We are offering          shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $     and $      per share.

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “ZONE.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price
Underwriting discounts and commissions
Proceeds to ZONARE, before expenses

We have granted the underwriters the right to purchase up to an additional          shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2008.

Citi	Piper Jaffray

Cowen and Company	Canaccord Adams

          , 2008

INNOVATIVE SOFTWARE-BASED IMAGE ACQUISITION TECHNOLOGY

CONVENTIONAL

Line-by-line data acquisition limits image processing and formation

Hardware-based beamformer – infrequent upgrades; significant cost to maintain state-of-the-art system

Tradeoff between image quality and portability

ZONE SONOGRAPHY™

Data acquired from large zones: Up to 10 times faster than conventional systems

Software-based architecture – cost effective upgrades over the internet to maintain state-of-the-art system

Enables advanced image processing capabilities while maintaining premium image quality and system performance

Time to form Ultrasound Image
Time

Time to form Ultrasound Image
Additional Time for Advanced Modes
Time

CONVERTIBLE ULTRASOUND™

SMALL AND LIGHT FULL-FEATURED CART-BASED SYSTEM
AT THE TOUCH OF A BUTTON
5½ POUND LAPTOP-SIZED SYSTEM WITH POINT-OF-CARE EXAM CAPABILITY

Zone Sonography Technology allows the *z.one* ultrasound system to convert from a full-featured cart-based system to a premium compact system.

ZONARE

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until          , 2008 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

After you read the following summary, you should read and consider carefully the more detailed information and consolidated financial statements and related notes that we include in this prospectus. If you invest in our common stock, you are assuming a high degree of risk. See “Risk Factors.”

Our Company

We develop, manufacture and commercialize premium compact ultrasound systems that are used for diagnostic imaging across a wide range of clinical applications and settings. Our current product platform, the z.one ultrasound system, is based on our unique data acquisition and image formation technology that we refer to as Zone Sonography. Our proprietary, software-based technology acquires large quantities of image data in relatively few “zones,” in contrast to the line-by-line acquisition method of conventional hardware-based ultrasound systems. Zone Sonography technology acquires ultrasound data up to ten times faster than many conventional systems, which enables our z.one ultrasound system to provide premium image quality, performance and features, as well as advanced image processing capabilities. With our software-based technology, customers can maintain a state-of-the-art ultrasound system and add new clinical applications and advanced image processing capabilities in a timely and cost-effective manner, resulting in an attractive total cost of ownership.

Our premium compact ultrasound system includes at its core a removable scan engine, which permits our z.one ultrasound system to convert, at the touch of a button, from a small and light full-featured cart-based system into a self-contained, 5 1/2-pound, laptop-sized unit, without sacrificing image quality and performance, optimizing its versatility in a variety of clinical settings. Our proprietary technology is supported by a substantial intellectual property portfolio of 27 issued U.S. and foreign patents.

We received U.S. Food and Drug Administration, or FDA, 510(k) clearance in September 2002 and have received regulatory approvals to sell our products in most major countries. We shipped our first commercial ultrasound system, the z.one system, in March 2005 and subsequently launched our z.one mini system in November 2006 and z.one ultra system in March 2007.

We sell our systems through a 29-person direct sales force in the United States and through a combination of distributors and direct sales personnel in approximately 40 international markets. In 2006, we were awarded a contract to supply Kaiser Permanente, a leading U.S. health care organization, with premium compact ultrasound systems. This contract was renewed in the fall of 2007 for an additional two years. In addition, we entered into a distribution arrangement in March 2006 with Fuji Photo Film Co., Ltd., which was succeeded by FUJIFILM Corporation, a photographic and imaging company, to distribute our system in Japan. We primarily sell our z.one ultrasound system and service contracts to radiology, including interventional radiology, vascular, cardiology and high-risk obstetrics and gynecology, or OB/GYN, departments of hospitals and large clinics. As of June 30, 2008, we had shipped more than 1,300 systems worldwide. In addition to our system sales, we generate recurring revenue through service arrangements with our customers. In the United States, approximately 64% of our customers purchase a service contract after the expiration of the initial 12-month warranty included with a system purchase.

For the six months ended June 30, 2008, our combined total of revenue and change in deferred revenue — a measurement which approximates the amounts invoiced during the quarter — totaled $20.8 million compared to $12.4 million for the six months ended June 30, 2007, an increase of $8.4 million or 68%. Total revenue for the six months ended June 30, 2008 was $19.0 million, a 21% increase from the six months ended June 30, 2007. Our net loss for the six months ended June 30, 2008 was $16.1 million. In the year ended December 31, 2007, we had a combined total of revenue and change in deferred revenue of $30.0 million and total revenue of $27.5 million, which represented growth over the year ended December 31, 2006 of 61% and 388%, respectively. Our net loss for 2007 was $26.0 million. We have not been profitable since inception and as of June 30, 2008, our accumulated deficit was $158.4 million.

Ultrasound Market Opportunity

Ultrasound imaging is widely used in medical diagnosis because it is effective at imaging many different parts of the body and tissue types, can be portable, provides real-time imaging and is cost-effective relative to other medical imaging modalities. In addition, ultrasound does not expose patients to potentially harmful radiation that is present in X-ray, computed tomography, or CT, and nuclear medicine. According to a 2007 research report by InMedica, a market research company that focuses on the medical devices industry, worldwide ultrasound systems sales were $4.4 billion in 2006, excluding upgrades and services, and are expected to grow to $5.7 billion in 2010, representing a compounded annual growth rate of approximately 6.5%.

Clinicians have different ultrasound needs based on their diagnostic requirements for image quality, performance and features, the patient care environment and the portability required of a system. Traditionally, there have been two distinct ultrasound product segments addressing these different needs:

•	Cart-Based Ultrasound Systems. Most conventional ultrasound systems typically weigh between 300 and 400 pounds, cost between $100,000 and $150,000 and offer premium image quality, performance and features. These systems are primarily used by highly-trained clinicians in a centralized imaging department, such as a hospital’s radiology department, and in vascular, cardiology and OB/GYN departments. Due to their size, cart-based systems are difficult to bring to a patient’s bedside or use in settings where space is limited. According to InMedica, cart-based systems represented approximately 90% of ultrasound system sales worldwide in 2006.

•	Hand Carried Ultrasound Systems. Hand carried ultrasound, or HCU, systems were developed to address the portability limitations of conventional cart-based systems and typically weigh 11 pounds or less. Due to their hardware design and small size, HCU systems sacrifice image quality, system performance and features in exchange for portability and ease of use. Generally selling for under $50,000 per system, HCU systems are primarily used in emergency departments and physician offices. According to InMedica, sales of HCU systems totaled $400 million in 2006, representing approximately 10% of ultrasound systems worldwide, but are the fastest growing segment of the market, growing 40% in 2006. By 2010, this segment is projected to double to over $1 billion, representing 20% of the overall ultrasound market worldwide.

Both cart-based systems and HCU systems utilize the same conventional, hardware-based beamformer technology for data acquisition, which results in a number of limitations, including:

•	Data Acquisition Constraints Limit Image Processing and Formation. Line-by-line data acquisition of conventional systems leaves little time to extract and analyze additional information before the next set of data must be acquired without compromising image quality or system performance. Because conventional ultrasound systems have this inherent time constraint, technological advancements in digital processing power do not increase the speed at which conventional ultrasound systems acquire image data.

•	Tradeoff Between Image Quality and Portability. By employing conventional beamformer technology, there is an inherent tradeoff between the premium image quality, performance and features of cart-based systems and the portability and ease of use of HCU systems.

•	High Cost of Ownership Due to Reliance on Hardware. Conventional beamformer-based systems are typically the most expensive to purchase because they rely on custom-designed integrated circuits, which are expensive to develop, test and produce. As a result, many conventional ultrasound providers are slow to respond to customers’ demands for new features and clinical applications. In order to receive upgrades or advancements, customers must usually buy expensive new hardware or entirely new systems.

The ZONARE Solution

Our z.one ultrasound system, incorporating our proprietary Zone Sonography technology, combines cart-based premium image quality, performance and features, as well as advanced image processing capabilities, with HCU portability, ease of use and cost-effectiveness. We believe our proprietary software-based Zone Sonography technology provides numerous advantages that set it apart from conventional ultrasound systems, including:

•	Innovative Data Acquisition and Image Processing Technology Delivers Premium Image Quality, Performance and Features as well as Advanced Capabilities. Faster data acquisition and unique image processing enable our z.one ultrasound system to provide premium image quality, performance and features as well as advanced image processing capabilities without the limitations of conventional systems. We believe the attributes of Zone Sonography may enable improvements in image quality and new advanced image processing capabilities, including the potential for true, real-time premium quality and fully diagnostic three-dimensional/four-dimensional, or 3D/4D, imaging.

•	Cart-Based Premium Image Quality, Performance and Features with HCU Portability and Ease of Use. Our software-based ultrasound system provides the premium image quality, performance and features of a cart-based system and the greater portability and ease of use of an HCU system, while overcoming the inherent limitations of both. This combination enables our z.one ultrasound system to compete favorably with the conventional cart-based systems in their traditional markets, as well as the emerging markets currently served by HCU systems.

•	Lower Cost of Ownership for a Premium System. Our z.one ultrasound system is cost effective to purchase, upgrade and service. It costs less than most premium cart-based ultrasound systems with comparable image quality, performance and features. Our customers can take advantage of the convertibility of our z.one ultrasound system and avoid the cost of purchasing both HCU and conventional cart-based ultrasound systems. Our z.one ultrasound system is also modular, allowing hospitals and clinics to implement ultrasound services in multiple locations or departments without having to purchase multiple scan engines. Additionally, customers have been able to receive system advances multiple times each year, allowing them to maintain a state-of-the-art system in a timely and cost effective manner.

Strategy

Our goal is to establish our premium compact ultrasound system as the preferred ultrasound solution for hospitals and large clinics worldwide. To accomplish this goal, we plan to design, develop, commercialize and sell ultrasound systems that are broadly recognized as the most advanced, innovative and easily upgradeable systems available. To increase our market share in current and emerging ultrasound market segments, we are pursuing the following strategies:

•	focus exclusively on providing high diagnostic confidence, customer-centric ultrasound systems;

•	target the most demanding segments of ultrasound markets;

•	use our software technology to innovate quickly and frequently;

•	leverage increases in processing power to continue to improve the performance of our ultrasound system; and

•	expand our innovative customer service offerings to drive recurring revenues.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a history of net losses and we may never achieve profitability. We have a limited operating history and expect it to be difficult to predict future operating and financial performance. Our industry is highly competitive, involving a number of very large competitors that have substantially greater resources, name recognition and more established products in the ultrasound system market than we do. Our future growth depends upon our ability to continue to innovate and exploit the technological advances of commercially available hardware and achieve market acceptance. Our software may contain undetected errors, or “bugs,” and we may experience difficulties in the manufacturing or development of our ultrasound system. It is difficult and costly to protect our proprietary rights and we may incur substantial costs as a result of litigation related to intellectual property rights and the rights to, or use of, our technology.

Our Corporate Information

We were formed as a Delaware corporation under the name NovaSonics, Inc. in April 1999 and changed our name to ZONARE Medical Systems, Inc. in October 2002. Our principal executive offices are located at 420 N. Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 230-2800. Our website address is www.zonare.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “ZONARE,” “we,” “us” and “our” refer to ZONARE Medical Systems, Inc.

ZONARE Medical Systems, Inc.tm, our logo, ZONAREtm, z.onetm, Convertible Ultrasoundtm, Channel Domain Processingtm and Zone Sonographytm are our trademarks. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Initial public offering price	$ per share

Use of proceeds	We expect to use the net proceeds of this offering to fund general corporate purposes, including working capital, repayment of certain indebtedness, research and development, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, systems, products or businesses or to obtain rights to such complementary technologies, systems, products or businesses. There are no such transactions under consideration at this time. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	ZONE

The number of shares of common stock to be outstanding after this offering is based on 121,922,330 shares outstanding as of July 31, 2008 and excludes:

•	21,342,303 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2008 at a weighted average exercise price of $0.44 per share;

•	9,146,809 shares of common stock issuable upon the exercise of all warrants outstanding as of July 31, 2008 at a weighted average exercise price of $0.93 per share; and

•	shares of common stock to be reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act, including 355,753 shares of common stock reserved for future grant or issuance under our 1999 Stock Option Plan as of July 31, 2008, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into 119,303,479 shares of common stock upon the closing of this offering;

•	no exercise of the underwriters’ over-allotment option;

•	a -for- stock split of our common stock and redeemable convertible preferred stock to be effected immediately prior to the effectiveness of our initial public offering registration statement; and

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur upon the closing of this offering.

Summary Consolidated Financial Data

The following table summarizes our financial data. The summary financial data is derived from our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. Data is also included from our unaudited consolidated financial statements for the six-month periods ended June 30, 2007 and 2008. This data should be read together with our consolidated financial statements and related notes, “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Six Months
	Years Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$1,298	$5,640	$27,499	$15,726	$19,044
Cost of revenue	2,895	5,462	17,282	10,680	10,979

Gross profit	(1,597)	178	10,217	5,046	8,065

Operating expenses:
Research and development	6,807	8,151	7,501	3,619	3,896
Selling and marketing	8,836	16,725	23,550	10,441	11,730
General and administrative	1,798	2,857	6,756	3,182	8,259

Total operating expenses	17,441	27,733	37,807	17,242	23,885

Loss from operations	(19,038)	(27,555)	(27,590)	(12,196)	(15,820)
Interest income	288	933	495	241	83
Interest expense	(143)	(201)	(216)	(28)	(125)
Other income (expense), net	399	(175)	1,272	42	(257)
Minority interest	99	23	—	—	—

Loss before cumulative effect of change in accounting principle	(18,395)	(26,975)	(26,039)	(11,941)	(16,119)
Cumulative effect of change in accounting principle	(164)	—	—	—	—

Net loss	(18,559)	(26,975)	(26,039)	(11,941)	(16,119)
Accretion of preferred stock to redemption value	(1,069)	(585)	(617)	(305)	(332)

Net loss attributable to common stockholders	$(19,628)	$(27,560)	$(26,656)	$(12,246)	$(16,451)

Net loss per share attributable to common stockholders — basic and diluted:
Net loss per share before cumulative effect of change in accounting principle	$(25.35)	$(21.21)	$(15.63)	$(7.48)	$(6.40)
Cumulative effect of change in accounting principle	(0.23)	—	—	—	—
Accretion of preferred stock to redemption value	(1.47)	(0.46)	(0.37)	(0.19)	(0.14)

Net loss per share attributable to common stockholders — basic and diluted(1)	$(27.05)	$(21.67)	$(16.00)	$(7.67)	$(6.54)

Weighted average common shares outstanding — basic and diluted(1)	726	1,272	1,666	1,597	2,517

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)(1)			$(0.26)		$(0.13)

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)(1)			104,027		121,821

(1)	See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands)

Selected Operating Data (unaudited)(1):
Revenue	$1,298	$5,640	$27,499	$15,726	$19,044
Increase (decrease) in deferred revenue	5,010	12,978	2,450	(3,345)	1,721

Total	$6,308	$18,618	$29,949	$12,381	$20,765

(1)	The information set forth in this table contains certain operating measures determined by methods other than in accordance with generally accepted accounting policies in the United States, or GAAP.

The pro forma consolidated balance sheet data gives effect to the conversion upon the closing of this offering of all of our outstanding shares of redeemable convertible preferred stock into common stock and the conversion of the warrant liability into warrants to purchase common stock upon the closing of this offering. The consolidated pro forma as adjusted balance sheet data reflects the consolidated pro forma balance sheet data as of June 30, 2008, adjusted for the sale of           shares of our common stock in this offering at the initial offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts, commissions and offering costs payable by us, the automatic conversion of all redeemable convertible preferred stock into common stock and the conversion of the preferred stock warrant liability into warrants to purchase common stock upon the closing of this offering.

	As of June 30, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,672	$5,672
Working capital (deficit)	(7,673)	(7,673)
Deferred product costs	9,348	9,348
Total assets	36,789	36,789
Long-term debt	2,769	2,769
Deferred revenue	22,159	22,159
Preferred stock warrant liability	3,688	—
Total liabilities	46,631	42,943
Redeemable convertible preferred stock	140,544	—
Accumulated deficit	(158,392)	(158,392)
Total stockholders’ deficit	(150,386)	(6,154)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $18.6 million, $27.0 million and $26.0 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $16.1 million for the six months ended June 30, 2008. As of June 30, 2008, we had an accumulated deficit of $158.4 million. We have financed our operations primarily through private placements of equity securities and have devoted substantially all of our resources to research and development of technology and the commercialization of our ultrasound system. We expect our operating expenses to continue to increase as we expand our operations, including our direct sales force, manufacturing capabilities and research and development activities. Additionally, if we complete this initial public offering, we expect that our general and administrative expenses will increase due to additional operational and regulatory burdens associated with being a public company. As a result, we expect to continue to incur operating losses, and we cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant revenue.

We have a limited operating history, and we expect a number of factors to cause our financial condition and operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We were incorporated in April 1999 and have a limited operating history upon which you can evaluate our business. Our limited operating history makes it difficult for us to predict our future performance. Our operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter and year-to-year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these quarterly and annual fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	our ability to compete in the medical imaging industry and for our products to gain acceptance;

•	our ability to develop state-of-the-art ultrasound systems;

•	our ability to protect our intellectual property;

•	developments in proceedings that may arise relating to our intellectual property rights;

•	our ability to obtain and maintain significant customer relationships and to predict our manufacturing requirements;

•	our reliance on relatively few large customers for a significant portion of our revenue;

•	delays in and difficulties with the introduction of new or upgraded software;

•	any undetected errors, or “bugs,” in our software and difficulties upgrading, repairing and maintaining our ultrasound system as our install base grows;

•	the ability of our suppliers, including our single-source suppliers, to supply us with the components that we need to manufacture our ultrasound system on a timely basis;

•	our ability to upgrade, repair and maintain our ultrasound system;

•	difficulties in manufacturing;

•	our limited experience with hardware and reliance on others for hardware matters;

•	the maintenance and expansion of our direct sales and distribution operations both nationally and internationally;

•	the various risks relating to our international activities;

•	the potential unwillingness of our distributors to devote sufficient resources to our market and to sell our ultrasound system;

•	managing our growth and attracting and retaining key personnel;

•	our dependence on key personnel, and the limited experience of our officers and key personnel with running a public company;

•	regulatory requirements governing our industry;

•	healthcare coverage and reimbursement policies; and

•	product recalls and potential product liability exposure.

Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

The medical imaging industry is highly competitive, and if we are unable to persuade potential customers of the competitive advantages of our products or if competitors are able to develop and market products that are less expensive, more effective or easier to use than our ultrasound system, our commercial success will be harmed.

The medical imaging industry is highly competitive, subject to change, and significantly affected by new product introductions and activities of industry participants. We compete against established medical imaging companies in the United States and abroad. We also compete against many other medical imaging modalities, some of which are better suited for certain clinical applications than ultrasound. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, testing, obtaining various regulatory approvals and sales and marketing than we do. These companies have greater brand name recognition and more significant, long-standing relationships with many of our existing and potential customers. Competitors are continuously developing new products that could compete with our ultrasound system. If we are unable to compete successfully with these companies, our revenue will suffer.

While we believe that our Zone Sonography technology has several advantages over competitors’ conventional beamformer technology, these advantages may not be persuasive to potential customers. We expect competition to increase as our competitors continue to advance their own technology. In addition, as we create the market for premium compact ultrasound systems, we expect competition to increase as potential and existing competitors attempt to enter our market and introduce new systems that are more comparable to ours or modify their existing systems to compete with ours.

Our competitors may develop and commercialize ultrasound imaging or other imaging ultrasound systems that are more effective, more user-friendly or are less expensive than any ultrasound systems that we currently sell or are developing. Our competitors may develop and patent new innovations before us, which may require us to spend more time and resources to develop our own technologies. Our competitors may also limit our innovation by claiming our innovations are covered by their patents. Defending against these claims, even if they are without merit, may be expensive. Our competitors may be more effective in recruiting qualified personnel as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. In addition, our competitors may do a better job of anticipating changes in the marketplace and the direction of technological innovation and customer demands. For example, there have been increasing customer demands to use magnetic resonance imaging, or MRI, technology as a substitute for ultrasound technology. We do not offer MRI products. Other companies offer MRI products and may have the resources to shift customers away from ultrasound products towards MRI products. We focus solely on premium compact ultrasound systems, whereas many of our competitors carry a full line of diagnostic imaging and other medical products, which may allow them to bundle their sale of ultrasound systems with an entire suite of products they sell. We may ultimately fail to compete effectively.

Our competitors may also use their advantages over us to increase and withstand competition through various means, including price and payment terms, marketing strategies, technological innovation, market penetration, employee compensation, hospital ultrasound systems integration and complementary services such as warranty protection, maintenance and system training. We may not be able to implement these same competitive strategies, and this could harm our competitive position and our revenues. In addition, our competitors’ existing system supply relationships with our potential customers could discourage broad adoption of our ultrasound system due to brand loyalty or preferred customer discounts. Competition for employees with experience in our market could result in higher turnover of our employees. If we are unable to respond to competitive pressures within the ultrasound markets, we could experience delayed or reduced market acceptance of our ultrasound system, higher expenses and lower revenue.

Our future growth depends upon our ability to innovate and to exploit the technological advances of commercially available hardware, which we may not be able to do.

To grow in the ultrasound market, we must continue to design, develop or acquire and market new and enhanced ultrasound systems, new clinical applications and advanced image processing capabilities and must have the resources available to invest in research and development activities. We must also anticipate commercial and technological movement in the ultrasound market. If we do not introduce attractive new ultrasound systems, new clinical applications and advanced image processing capabilities in a timely manner, or fail to offer innovative ultrasound systems, new clinical applications and advanced image processing capabilities, our customers may forego purchases of our ultrasound system and purchase those of our competitors.

To continue our growth we must also continue to exploit the technological advances of commercially available hardware to improve our ultrasound system and offer new clinical applications. In order for our software to run faster and more efficiently and to support advanced image processing capabilities that require greater processing power, such as three-dimensional/four-dimensional, or 3D/4D, imaging, we must take advantage of continuing improvements in processing capability and power that off-the-shelf microchips provide, as processing power improves and new microchips are released. If we are unable to integrate new microchips into our ultrasound system, or integration takes longer than projected, the commercialization of our new ultrasound systems, new clinical applications and advanced image processing capabilities may be delayed and our operations may be adversely affected.

If our new ultrasound systems or new clinical applications on our current ultrasound system do not gain market acceptance, we will fail to generate sufficient revenue to maintain and grow our business.

We seek to sell our ultrasound system to current and new users of ultrasound. The success of our ultrasound system depends on its acceptance by the medical community and third-party payors as reliable, medically useful, safe and cost-effective. Competing ultrasound devices may be more accepted or cost-effective than our ultrasound system. If our system becomes unreliable, or if our system does not achieve desired or promised performance, our reputation could be harmed and we may be unable to sell systems to our current or new customers. In addition, physicians and other decision-makers in the healthcare market may adopt our ultrasound system at a slow rate or may not adopt our ultrasound system at all. Any new clinical applications we add to our ultrasound system, such as cardiology, will require training and education. If potential customers are unable or unwilling to be trained on new clinical applications and advanced image processing capabilities of our ultrasound system, we could experience limited demand and our revenue would be harmed.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our ability to protect our ultrasound system from unauthorized making, using, selling, offering to sell or importation by others is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. Our industry is characterized by companies with large patent portfolios and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Therefore, our commercial success depends in part on obtaining and maintaining patent protection and trade secret protection of our ultrasound system, as well as successfully defending these patents against third-party challenges.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make ultrasound systems that are similar to our ultrasound system but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our issued patents or pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	it is possible that our pending patent applications will not result in issued patents;

•	our issued patents may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets, however, are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that party has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. There is a risk that the court could decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents.

Furthermore, third parties have in the past claimed, and may in the future claim, that we or our manufacturing or commercialization partners are using inventions covered by the third party’s patent rights. Such parties may initiate legal proceedings seeking damages and injunctive relief against our making or selling our ultrasound system or may initiate interference proceedings in the U.S. Patent and Trademark office to determine the priority of invention. Such legal proceedings are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party’s patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court would order us or our partners to pay the other party damages for having violated the other party’s patents. We have indemnified our commercial partners against patent infringement claims. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our system or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, can be difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. These lawsuits are expensive and would consume time and other resources even if we were successful in defending against them. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Although patent and intellectual property disputes in the medical imaging industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties.

We generally do not have long-term customer purchase commitments, which make it difficult to predict our sales and plan manufacturing requirements, which could result in unanticipated fluctuations of our revenue, expense and gross margin.

Long-term or volume purchase commitments do not currently comprise a material portion of our revenue from our customers, who typically order ultrasound systems on a purchase order basis. Customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. These factors expose us to a number of risks. For example:

•	if we overestimate our requirements, we may be obligated to purchase more components or third-party ultrasound systems than are required, which could increase our operating costs;

•	if we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate system or system component inventory, which could interrupt manufacturing of our ultrasound system and result in delays in shipments and lower revenue; and

•	we may experience shortages of system components from time to time, which also could delay the manufacturing of our ultrasound system.

Over or under production of our ultrasound system could lead to unanticipated higher expense, lower than anticipated revenue, and reduced gross margin, which could harm our results of operations and stock price.

We may experience delays in the scheduled introduction of new or upgraded software, and our software may contain undetected errors, or “bugs,” resulting in loss of revenue and harm to our reputation.

Historically, we have issued significant new releases of our software periodically, including a major software upgrade in each of 2006 and 2007, with interim releases issued more frequently. Our software must perform properly and respond to customer demand for high performance ultrasound applications and major new system enhancements. Our software requires significant development and testing periods before it is commercially released. If we experience delays in the scheduled introduction of new software or software upgrades, our customers may become dissatisfied and our reputation and operating results could be harmed.

Also, despite testing by us, our software may contain undetected errors, or “bugs.” In the past, we have discovered software bugs in new versions of our software after its release. We may experience software bugs in the future. In addition, we offer a one-year warranty on our ultrasound system, and as our sales increase, the bugs in our software will increase our warranty exposure and cost of service. These bugs could result in a delay or loss of revenue, diversion of development resources, damage to our reputation or impaired market acceptance and sales of our ultrasound system, any of which could harm our operating results.

We depend on a limited number of suppliers, including single source suppliers, of various critical hardware components of our ultrasound system. If our suppliers fail to supply us with the components that we need to manufacture our ultrasound system on a timely basis, we could experience delays in selling our ultrasound system, cost increases and lost sales.

We depend on suppliers, including some single-source suppliers, to provide certain hardware components for our ultrasound system. We also depend on single-source suppliers to provide components such as our integrated circuits and a certain component of our software program. If we do not maintain significant inventories of certain components, we may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these components. An increase in demand for some parts by other companies could also interrupt our supply of components. In the past, we have experienced supply problems in timeliness and quality. If we experience an interruption of supply or are required to switch suppliers in the future, the manufacture and delivery of our ultrasound system could be interrupted, our manufacturing costs could substantially increase and we could lose substantial amounts of system sales. In addition, if we experience delays in the receipt of, or deterioration in, the components we use in our ultrasound system, we may experience delays in manufacturing or an increase in costs resulting in lost sales or a deterioration in gross margin.

As our installed base grows, it could become harder and costlier for us to upgrade, repair and maintain our ultrasound system and if we fail to upgrade, repair or maintain our ultrasound system in a timely manner, clinicians may not buy our ultrasound system.

As our installed base of ultrasound system grows, we may face administrative difficulties upgrading, repairing and maintaining our ultrasound system. The market for our ultrasound system is characterized by technological enhancements and evolving uses of various applications. We must effectively anticipate clinician requirements and new applications for our ultrasound system, and we must offer ultrasound systems with image quality and performance that meet demands of clinicians in a timely manner. We must also fix any bugs in our software and maintain our ultrasound system at the request of our customers in a timely fashion. As our installed base grows, we could experience difficulties in getting our installed base of clinicians to implement any upgrades or bug fixes in a timely manner, such as being required to remind each to connect to the internet to download software upgrades or fixes, or fail to maintain the resources necessary to properly train clinicians how to use any new clinical applications, such as anticipated new clinical applications related to cardiology or advanced image processing capabilities. Because many of our customers are not familiar with performing software maintenance and upgrades with other ultrasound system, our service offering provides on-site technical support to assist our customers at their request. As we increase our installed base, there will be more customers to demand new clinical applications, service, maintenance and repairs, and we will need the infrastructure to handle those demands. If we experience these or other difficulties in developing new ultrasound systems, new clinical applications and advanced image processing capabilities or deploying any upgrades or fixes, our sales growth will not meet expectations.

If we experience difficulties in manufacturing or development of our ultrasound system, we may fail to meet our revenue projections or we may incur greater than expected warranty expense.

If we encounter supplier, regulatory, engineering or technical difficulties in manufacturing, we may incur delays in delivery of these ultrasound systems to customers, which could adversely affect our revenues. In addition, our systems or any new enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Any product liability claims, product recalls or other field actions or excessive warranty claims, whether arising from defects in design, manufacturing or otherwise, could negatively affect our sales or require a change in the design or manufacturing process of our system, any of which could harm our reputation and business, result in a decline in sales revenue and cause our stock price to fall. In addition, we offer a one-year warranty on our ultrasound system, and as our sales increase, the potential for difficulties or defects in manufacturing or development of our ultrasound system increases our warranty exposure. Should actual failure rates and repair or replacement costs be greater than our estimates, additional warranty expense may be incurred and our results may be materially affected.

We must rely on others to develop and fix the hardware used in our ultrasound system, integrate it with our ultrasound system and maintain it over time.

We integrate off-the-shelf hardware produced by third parties into our ultrasound system. We anticipate that continuing improvements in processing capability and power of off-the-shelf microchips will allow our software to run faster and more efficiently as processing power improves. Our goal is to develop and implement new upgrades and introduce new systems and features as this underlying technology advances. Nevertheless, we have limited experience working with hardware and rely on third parties to help us make this hardware work with our software. We have experienced in the past, and may experience in the future, delays in product or system introductions and improvements resulting from difficulties integrating certain integrated circuits with our ultrasound system. This has required us in the past, and may require us in the future, to redesign our software or rely on third parties to redesign their hardware to make it compatible. In addition, issues with the quality of certain hardware components, which we cannot fix, may require us to wait for a third party to resolve such issues with quality. Finally, we currently have limited capabilities in-house to resolve hardware failures or other issues experienced by our customers. If our third-party vendors fail to timely and correctly resolve hardware failures or issues experienced by our end users, our reputation will suffer and our business will be harmed.

We may be unable to manage our growth effectively, which could cause our liquidity and profitability to suffer.

We have experienced rapid growth and development and may continue to experience growth in the future. Our growth has placed, and will continue to place, a strain on our management team, information systems and other resources. In addition, we will need to continue to expand our managerial, operational, financial and other resources in order to manage our operations, continue our development activities and commercialize our ultrasound system.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, prospects, financial condition or results of operations. In addition, our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our rapid growth also makes it difficult for us to accurately predict the expenditures we will need to make in the future. If we do not make the necessary expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our prospects and results of operations would suffer.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among medical imaging and other businesses, particularly in the Silicon Valley, California area. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

In addition, we have scientific and clinical advisors who assist us in our system development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of ultrasound systems that may compete with ours. Because our business depends on certain key personnel, the loss of such personnel could weaken our management team and we may experience difficulty in attracting and retaining qualified personnel.

We are highly dependent on a few members of our senior management, and our executive officers and certain key personnel are critical to our business, have limited experience in running a public company and are new to their current roles.

We are highly dependent on the expertise of our senior management, particularly Donald B. Southard, our President and Chief Executive Officer, and Glen W. McLaughlin, Ph.D., our Chief Technology Officer. Our industry has experienced a high rate of turnover of management personnel in recent years. If we lose one or more of these key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize ultrasound systems successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

In addition, as a public company, we will be highly dependent on the expertise of our senior management, particularly our Chief Executive Officer and Chief Financial Officer. Many members of our senior management have not acted in their current capacities for a public company. In addition, certain key members of our management team were hired recently. Therefore, they have not been involved with our business and have not worked together as a team for a significant period of time. Consequently, their focus and attention may be diverted while they familiarize themselves with our business.

We rely on our direct sales force to maintain and grow revenues in the United States, and may be unable to hire and train additional qualified sales personnel in a timely manner or retain our existing sales representatives.

To date, we have relied primarily on our direct sales force to sell our ultrasound system in the United States. As we look to expand our customer base and grow our sales to existing customers, we have recently hired sales personnel and will need to hire additional qualified sales personnel in the future if we are to achieve revenue growth. The competition for qualified sales personnel in our industry is very intense. If we are unable to hire, train, deploy and manage qualified sales personnel in a timely manner, or if our sales force is unable to reach the level of productivity we expect, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenues will be adversely affected.

Our maintenance and expansion of direct sales and distribution operations internationally will require a significant investment of our financial and management resources and may fail to generate a substantial increase in sales.

Maintaining and expanding our direct sales and distribution operations will require us to:

•	substantially increase our costs of operations;

•	establish efficient and self-reliant local infrastructures in key locations;

•	attract, hire, train and retain qualified local sales and administrative personnel;

•	comply with foreign and international regulatory requirements; and

•	expand our information, financial, distribution and control systems to manage expanded global operations.

Our movement into international markets has required, and will continue to require, substantial financial and management resources. The costs of operating in international markets are unpredictable, difficult to control and may exceed budgeted amounts. Despite our expenditures and efforts, we may not generate a substantial increase in international revenue, which would impair our operating results.

We sell our products internationally and are subject to various risks relating to such international activities which could harm our international sales and revenues.

For the six months ended June 30, 2008 and the year ended December 31, 2007, 37% and 21% of our revenues, respectively, were attributable to international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our international sales are currently denominated in United States dollars, if the value of the United States dollar increases relative to foreign currencies, our products could become more costly to an international consumer and, therefore, less competitive in international markets, which could affect our revenues.

In addition, engaging in international business inherently involves a number of other difficulties and risks, including:

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	cost and difficulty of complying with foreign regulatory regimes and industry standards;

•	the lack of availability and reduced level of reimbursement within prevailing foreign health care payment systems;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulations and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in maintaining consistency with our internal guidelines;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulty and cost of staffing and managing foreign operations; and

•	difficulty enforcing intellectual property rights.

Each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. The percentage of our total sales derived from international markets may increase in the future, which would increase our exposure to each of these risks.

Our distributors may be unwilling or unable to devote sufficient resources to market and sell our ultrasound system, which could delay or reduce market acceptance and sales of our ultrasound system.

We currently depend on distributors to help promote market acceptance and demand for our ultrasound system in countries in which we do not have a direct sales force. Distributors that are in the business of distributing other medical products may not devote the resources and support required to generate awareness of our ultrasound system and grow or maintain system sales. If these distributors are unwilling or unable to market and sell our ultrasound system adequately, we could experience delayed or reduced market acceptance and sales.

In addition, disagreements with our distributors or nonperformance by distributors could lead to costly and time-consuming litigation or arbitration and disrupt distribution channels for a period of time and require us to re-establish a distribution channel.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and may have to limit commercialization of our ultrasound system.

Our ultrasound system exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers or others using or selling our ultrasound system. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for our ultrasound system;

•	impairment of our business reputation;

•	loss of revenues; and

•	the inability to commercialize our ultrasound system.

Insurance coverage, if any, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Our efforts to integrate the business and technology of any future acquisition, even if successful, may result in significant costs or create significant disruptions that outweigh the benefits of any such acquisition.

As part of our business strategy, we may acquire other companies, ultrasound systems or technologies. We may fail in our attempt to successfully integrate into our business the operations, technology, ultrasound systems, customers, suppliers and personnel of any such acquired business or technology. Even if integration is successful, any such acquisition may include costs for:

•	integration of operations, including combining teams and processes in various functional areas;

•	market acceptance and integration of new technology into our ultrasound system;

•	additional costs including fees and expenses of professionals involved in completing the integration process; and

•	potential existing liabilities of any future acquisition target.

Additionally, our efforts to consummate an acquisition, or to successfully integrate any such acquisition, could place a significant burden on our management and internal resources and disrupt our business. If we fail in our attempts to integrate any acquired business or technology, or if the costs and burdens of such acquisition or integration outweigh the benefits of such acquisition, our financial resources or financial results could be impaired.

Risks Relating to Regulation of our Industry

Our future success will depend in part upon our ability to develop, obtain and maintain regulatory clearances for our ultrasound system.

Our ultrasound system is a medical device that is subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and by similar authorities in foreign countries where we do business. In the United States, we have obtained FDA marketing clearance, or 510(k) clearance, of our ultrasound system for use by a qualified physician for ultrasound evaluation of various portions of the body in various patient populations. For new or modified ultrasound systems, we cannot be certain that we would obtain additional 510(k) clearances or, where required, pre-market approvals, in a timely manner or at all. Delays in obtaining future clearances or pre-market approvals would adversely affect our ability to introduce new or enhanced systems or features in a timely manner, which in turn would harm our revenue and potential future profitability. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a pre-market approval. We have modified various aspects of our devices in the past, and we determined that new clearances or approvals were not required. The FDA may not agree with our decisions not to seek clearances or approvals for particular device modifications. If the FDA requires us to obtain clearances or approvals for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties, all of which could have a material adverse effect on our business.

We have also obtained the CE marking that is required to market our ultrasound system in the European Economic Area, or EEA, and Switzerland. The EEA subjects medical devices to extensive regulations, similar to those of the FDA. We must comply with these regulations in order to maintain our CE marking. If we fail to do so, we may lose our CE marking, which would have a material adverse effect on our international operations.

Our ultrasound system is subject to recalls even after receiving FDA clearance or approval, or after receiving CE markings, which would harm our reputation and business.

The FDA and similar governmental authorities in other countries have the power to require the recall of our ultrasound system in the event of risks to patient health or material deficiencies or defects in labeling, design or manufacturing. To date, we have not conducted a recall of our ultrasound system. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with customers. There can be no assurance that there will not be system recalls in the future or that such recalls would not have a material adverse effect on our business.

If we fail to comply with the FDA’s Quality System Regulation or similar foreign standards for medical device manufacturing, our manufacturing could be delayed, and our ultrasound system sales and profitability could suffer.

Our manufacturing processes are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state, foreign and supranational requirements and licenses applicable to manufacturers of medical devices. As a result, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Our failure, or the failure of our third-party manufacturers, to pass an inspection by the FDA or other regulatory body or to comply with the FDA’s QSR and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action in response to an adverse QSR inspection could result in, among other things, significant fines, suspension of approvals, seizures or recalls of ultrasound systems, operating restrictions, civil fines and penalties or criminal prosecutions, which could cause our sales and profitability to suffer.

Trends toward managed care, containing healthcare costs and other changes in governmental and private sector initiatives in the healthcare industry could reduce the market for our ultrasound system or require us to decrease the selling price for our ultrasound system, each of which could have a negative impact on our financial performance.

Trends toward managed care, containing healthcare costs and other changes in governmental and private sector initiatives in the United States and other countries are forcing our market to emphasize the delivery of more cost-effective medical care, which could adversely affect the sale, prices and use of our ultrasound system. For example:

•	many third-party payors of hospital and pre-hospital services, including Medicare, Medicaid and private healthcare insurers, have substantially revised their approach to developing coverage policies and payment methodologies during the last few years, including requirements for increasing levels of evidence of usefulness and cost-effectiveness as a prerequisite to granting coverage, particularly for new technologies, which has resulted in more stringent standards for coverage and reimbursement of diagnostic procedures;

•	numerous legislative proposals have been considered that would result in major reforms in the United States and foreign healthcare systems that could have an adverse effect on our business;

•	there has been a consolidation among healthcare facilities and purchasers of medical devices in the United States and foreign countries who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our ultrasound system or demand discounts on our prices;

•	there is economic pressure to contain healthcare costs in worldwide markets; and

•	there are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the healthcare industry.

These trends could lead to pressure to reduce prices for our ultrasound system and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our revenue and profitability, which could have a material adverse effect on our business.

We may be subject, directly or indirectly, to federal and state health care fraud and abuse laws and regulations, and if we are unable to fully comply with such laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

We could be subject, directly, or indirectly through our customers, to various state and federal healthcare fraud and abuse laws and regulations. If our past or present operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from federal healthcare programs and/or the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Government regulations restricting the export or sale of goods, services and technologies expose us to reputational damage and to potential sanctions and penalties.

United States laws prohibit U.S. companies from engaging in commercial, financial or trade transactions with specified countries, individuals and organizations. Some of these countries, individuals and organizations are located in the areas of the world where we sell our system, including the Middle East. United States companies are required to monitor sales to reduce the risk that products are sold to such countries, individuals and organizations. If we are not in compliance with these government regulations, we may be subject to monetary fines and other sanctions, including possible criminal penalties, which may result in adverse business consequences, such as harm to our reputation and financial condition.

We have sold in the past, continue to sell currently and are planning to sell in the future, our system to customers located in Iran, which is currently identified by the U.S. State Department as a terrorist-sponsoring state, pursuant to a distributor arrangement that prohibits sales or distribution of our systems to any embargoed countries. We have received a license from the Department of Treasury authorizing sales of our products to Iran, pursuant to its policy of authorizing sales of medical devices to that country. However, it is possible that the Department may decline to renew this license or alter its policies to prevent future shipments to Iran. In that event, we would be forced to terminate sales to entities in that country.

Healthcare coverage and reimbursement policies may place limits on which providers may receive payment for imaging services or substantially reduce reimbursement amounts or coverage for specific procedures, which could slow or prevent market acceptance of our ultrasound system.

We believe that market acceptance of our ultrasound system depends in part on the extent to which our customers receive adequate coverage and reimbursement for the use of our ultrasound system from third-party payors such as Medicare, Medicaid and private health insurers. Presently, coverage policies for services using our ultrasound system are relatively unrestricted in the United States. However, there have been, and we expect will continue to be, initiatives at the federal and state levels to contain or reduce the costs of healthcare that could result in more restricted coverage and payment policies for services using our ultrasound system. For example, the Medicare program has changed the methodology used to determine the payments for devices, among other things, used in services paid under the Medicare physician fee schedule. Reimbursement amounts for some of the procedures using our products have been decreased by these policies, including vascular ultrasound examinations and ultrasound guidance of needle procedures, such as biopsies, aspirations and injections.

In addition, the Deficit Reduction Act of 2005, or DRA, which was signed into law on February 8, 2006, imposes caps on Medicare payment rates for certain imaging services, including ultrasound procedures that use our products, furnished in physician’s offices and other non-hospital based settings. Under the caps, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007 and paid under the Medicare physician fee schedule. The caps are applicable to the technical component of the services, which is the component that generally takes into account the costs of devices, among other things. As a result of the legislation, if the technical component of the service established under the Medicare physician fee schedule (without including geographic adjustments) exceeds the Medicare hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced.

The DRA also codifies a reduction in Medicare reimbursement for multiple images on contiguous body parts that was previously announced by the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. CMS has not implemented nor indicated an intent to undertake the additional 25% reductions in either 2007 or 2008. Furthermore, although these changes will affect reimbursement levels for ultrasound procedures such as those that use our products, we have not yet seen any impact of these changes on demand for our ultrasound system. We expect that, as providers become more aware of the reduced payments for those select services, demand will not diminish for our ultrasound system in existing markets where clinical practice patterns are already well-established. In markets in which the use of ultrasound is an emerging standard of care, however, changes in Medicare payment rates for ultrasound procedures has created short-term uncertainty, which may dampen demand for ultrasound equipment.

Additionally, some private insurers have implemented privileging programs as a means of controlling utilization of imaging services. Certain of these programs exclude some providers by virtue of their clinical specialty, while others require providers to obtain specific credentials from third-party accreditation organizations. As an example, United Healthcare announced that certain providers of echocardiography must be accredited by the American College of Radiology or the Intersocietal Accreditation Commission by March 2008 in order to continue to receive payment for the provision of these services to their subscribers. In this case, because the policy covers only a limited number of ultrasound services, which excludes general ultrasound and non-invasive vascular scanning, the impact of this policy on our business is likely to be limited.

In response to rising healthcare costs and the perception that new technologies are a significant contributing factor to the growth of healthcare costs, third-party payors are demanding ever higher levels of evidence of clinical efficacy and cost effectiveness in order to provide coverage for new procedures.

Third-party payors, both governmental and private, are calling for increasing levels of evidence of usefulness and cost-effectiveness as a prerequisite to granting coverage for new technologies, including new medical devices and new applications of existing technologies. To the extent that services performed with current or future ultrasound systems that we may bring to market are not covered under existing coverage policies, there is a risk that coverage for these applications may not be attained at all or within a reasonable timeframe.

Risks Relating to Owning Our Common Stock

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to factors listed in this section, and others beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our net sales, operating results or financial condition;

•	actual or anticipated changes in our growth rate;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	our ability to obtain additional funding to develop and commercialize ultrasound systems;

•	changes in estimates of our operating results by securities analysts; and

•	fluctuations in the valuation of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may lose some or all of your investment. In the past, companies, including medical device companies, that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets, less our total liabilities, immediately following this offering. Therefore, if you purchase shares of our common stock in this offering,

you will experience immediate and substantial dilution of approximately $      per share in the price you pay for shares of our common stock as compared to our tangible book value, assuming an initial public offering price of $      per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution.”

We have broad discretion in the use of net proceeds from this offering and may apply them to uses that do not improve our operating results or increase the value of stockholders’ investment.

Although our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds,” it has broad discretion in the application of the net proceeds. We intend to use a portion of the net proceeds from the common stock sold by us in this offering to fund development of our ultrasound system. We expect to use the remaining amount of the net proceeds of this offering for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, systems or businesses or to obtain rights to such complementary technologies, systems or businesses. We do not, however, have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of stockholders’ investment. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for corporate purposes that do not increase our revenues, our chances of achieving profitability or our stock price. The failure by our management to apply these funds effectively could require us to seek additional funds, which could be on unattractive terms and dilute your ownership.

The proceeds we receive in this offering may not allow us to reach profitability and raising additional capital may cause dilution to existing stockholders or restrict our operations.

The proceeds we receive in this offering may not allow us to reach profitability. If that is the case, we will seek additional capital necessary to fund our operations through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our executive administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to common practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our independent registered public accounting firm to evaluate and assess the effectiveness of our internal control over financial reporting. We will be required to adhere to these requirements by the end of the year after the one in which we become a public company. These Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our independent registered public accounting firm or we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our consolidated financial statements and harm our stock price. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our rapid growth in recent periods, and our possible future expansion through acquisitions, present challenges to maintaining the internal control and disclosure control standards applicable to public companies. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our independent registered public accounting firm will conclude that our internal control over financial reporting is effective in future periods.

After this offering, our executive officers, directors and principal stockholders will have the ability to control matters submitted to our stockholders for approval.

Our executive officers and directors and their affiliates, together with our current significant stockholders, will beneficially own approximately     % of our outstanding common stock upon completion of this offering (excluding any shares of common stock that may be purchased by our existing stockholders in this offering). Moreover, six of our stockholders and their affiliates, 3i Group, CB Healthcare Fund II, L.P., Draper Fisher Jurvetson ePlanet Ventures L.P., Earlybird Verwaltung GmbH, Frazier Healthcare IV, L.P. and Mosaix Ventures, LP, will beneficially own approximately     % of our outstanding common stock upon completion of this offering. In addition, individual current and former partners of Earlybird Venture Capital and Frazier Healthcare, an affiliate of Frazier Healthcare IV, L.P., serve on our board of directors. Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of share ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

A significant portion of our outstanding common stock may be sold into the market in the near future. Substantial sales of our stock, or the perception such sales are likely to occur, could cause the price of our common stock to decline.

If our existing stockholders sell a large amount of our common stock or the public market perceives that existing stockholders might sell our common stock, the market price of our common stock could decline significantly. An aggregate of           shares of common stock outstanding upon the closing of this offering may be sold pursuant to Rule 144 and Rule 701 upon the expiration of lock-up agreements that are expected to last 180 days or longer.

Promptly following this offering, we intend to register with the SEC          shares of common stock that are authorized for issuance under our share option plans and options granted outside our share option plans. As of July 31, 2008, 21,342,303 shares of common stock were subject to outstanding options, of which 12,378,452 shares of common stock were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and certain other restrictions.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock, nor do we anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding our expectations of demand for our products and services, our ability to meet the requirements of the markets in which we sell our products and services, our ability to introduce new products in a timely and cost-effective manner, our ability to enable customers to cost-effectively maintain a state-of-the-art ultrasound system, the ability of our technology to improve the image quality, performance and features of our products and develop new solutions quickly and cost effectively, our ability to differentiate ourselves from competitors, our plans to target certain segments of the market in the future, our expectations regarding regulatory submissions and approvals and compliance requirements, the progress and timing of product development, estimates of the potential markets for our products and growth in those markets, estimates of the capacity of manufacturing and other facilities to support our products, our future operations, our expected future revenues, our expectations regarding amounts and timing of expenditures and our projected cash needs. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our ability to compete in the medical imaging industry and for our products to gain acceptance;

•	our ability to innovate and exploit the technological advances of commercially available hardware;

•	our ability to protect our proprietary rights and litigation or other proceedings relating to patent and other intellectual property rights;

•	our ability to obtain long-term customer purchase commitments and predict our sales and manufacturing requirements;

•	loss of key customer relationships;

•	our reliance on relatively few large customers for a significant portion of our revenue;

•	delays in the scheduled introduction of new or upgraded software and any undetected errors, or “bugs,” in our software and difficulties upgrading, repairing and maintaining our ultrasound system as our installed base grows;

•	failures of our suppliers, including our single-source suppliers, to supply us with the components that we need to manufacture our ultrasound system on a timely basis;

•	difficulties in manufacturing and development of our ultrasound system;

•	our reliance on others to develop and fix the hardware and assist us in integrating it with our ultrasound system;

•	management of our growth and attracting and retaining key personnel;

•	our dependence on key personnel, and the limited experience of our officers and key personnel with managing a public company;

•	the maintenance and expansion of our direct sales and distribution operations both nationally and internationally;

•	the various risks relating to our international activities;

•	the potential unwillingness of our distributors to devote sufficient resources to our market and to sell our ultrasound system;

•	regulatory requirements governing our industry;

•	healthcare coverage and reimbursement policies affecting our business;

•	product recalls and potential product liability and warranty exposure; and

•	our efforts to integrate the business and technology of any future acquisition.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering costs payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $      million.

The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock.

We expect to use the net proceeds of this offering as follows:

•	approximately $ million to repay outstanding indebtedness;

•	approximately $ million to fund research and development;

•	approximately $ million for sales and marketing activities;

•	approximately $ million on capital expenditures; and

•	the remaining amount for working capital and general corporate purposes.

The portion of the net proceeds of this offering that will be used to repay indebtedness will be applied to our credit facility, which we use for general corporate purposes, and which is described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” The facility includes a term loan that bears an interest rate of the London Interbank Offered Rate, or LIBOR, which is the interest rate that banks can borrow funds from other banks in the London Interbank market, plus 4.75% and a revolving line of credit that bears an interest rate of LIBOR plus 3.75%. The maturity date of the term loan is May 15, 2011 and the maturity date of the revolving line of credit is May 15, 2010.

We may spend a portion of the net proceeds on general and administrative matters. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, systems, products or businesses or to obtain rights to such complementary technologies, systems, products or businesses. There are no such transactions under consideration at this time.

This expected use of net proceeds represents our current intentions based upon our present plans and business conditions. The amounts actually expended for these purposes and the timing of our expenditures may vary significantly and will depend on a number of factors, including future sales growth, if any, the amount of cash we generate from future operations, the actual expenses of operating our business, opportunities that may be, or may become, available to us and the other factors described under “Risk Factors.” Should we determine to employ cash resources for the acquisition of complementary technologies, systems, products or businesses, the amounts available for the purposes cited above may be significantly reduced. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, and interest earned on these balances will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 12 months.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, in certain circumstances, we are prohibited by various borrowing arrangements from paying cash dividends without the prior written consent of our lenders. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into 119,303,479 shares of common stock and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ (deficit) equity upon the closing of this offering; and

•	on a pro forma as adjusted basis to further reflect the issuance of shares of common stock upon the completion of this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2008
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	(In thousands, except share data)

Term loan, net of current portion	$2,769	$2,769
Capital lease obligations, net of current portion	4	4
Redeemable convertible preferred stock warrant liability	3,688	—
Redeemable convertible preferred stock, $0.001 par value, 123,382,150 shares authorized, 112,517,329 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	140,544	—
Stockholders’ (deficit):
Common stock, $0.001 par value; 192,455,000 shares authorized, 2,618,851 issued and outstanding, actual; shares authorized, 121,922,330 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	3	122
Additional paid-in capital	8,293	152,406
Accumulated other comprehensive loss	(290)	(290)
Accumulated deficit	(158,392)	(158,392)

Total stockholders’ (deficit)	(150,386)	(6,154)

Total capitalization	$(3,381)	$(3,381)	$

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ deficit by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of June 30, 2008 and excludes:

•	21,375,117 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2008 at a weighted average exercise price of $0.44 per share;

•	9,146,809 shares of common stock issuable upon the exercise of all warrants outstanding as of June 30, 2008 at a weighted average exercise price of $0.93 per share; and

•	shares of common stock to be reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act, including 322,939 shares of common stock reserved for future grant or issuance under our 1999 Stock Option Plan as of June 30, 2008, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of June 30, 2008, our actual net tangible book value was $(150.4) million, or $(57.42) per share of common stock. As of June 30, 2008, our pro forma net tangible book value was $(6.2) million, or $(0.05) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of June 30, 2008, after giving effect to the conversion of our preferred stock into common stock upon completion of this offering and the reclassification of our preferred stock warrant liability to additional paid-in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering. After giving effect to our sale in this offering of           shares of our common stock at an assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering costs payable by us, our pro forma net tangible book value as of June 30, 2008 would have been $      million, or $      per share of our common stock. This represents an immediate increase of net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2008	$(57.42)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock and reclassification of redeemable convertible preferred stock warrants	57.37
Pro forma net tangible book value per share as of June 30, 2008, before giving effect to this offering	(0.05)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value by $      million, the pro forma net tangible book value per share after this offering by $      per share and the dilution in pro forma net tangible book value per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $      per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $      per share.

The following table summarizes, as of June 30, 2008, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering

price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting the underwriting discounts and commissions and estimated offering costs payable by us:

			Total			Average
	Shares Purchased		Consideration			Price per
	Number	Percent	Amount	Percent		Share

Existing stockholders before this offering	121,922,330		$		%	$
Investors participating in this offering

Total		100.0%		100.0%		$

The tables and calculations above are based on the number of shares of common stock outstanding after the completion of this offering. Our 2008 Equity Incentive Plan will make           shares available for future grant or issuance to current and future employees and outside directors thereunder. To the extent the options are exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $      million, $      million and $      per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own      % of the total number of shares of our common stock outstanding after this offering.

The above information assumes no exercise of stock options outstanding as of June 30, 2008 and no exercises of warrants outstanding as of June 30, 2008. As of June 30, 2008, there were:

•	21,375,117 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2008 at a weighted average exercise price of $0.44 per share;

•	9,146,809 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2008 at a weighted average exercise price of $0.93 per share; and

•	shares of common stock to be reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act, including 322,939 shares of common stock reserved for future grant or issuance under our 1999 Stock Option Plan as of June 30, 2008, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, and the consolidated balance sheet data at December 31, 2006 and 2007, are derived from, and are qualified by reference to the consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data at December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this prospectus. We derived the summary consolidated statements of operations data for the six months ended June 30, 2007 and 2008 and the summary consolidated balance sheet as of June 30, 2008 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the financial data set forth in those statements. The selected financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. The historical results presented below are not necessarily indicative of future results.

	Years Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$—	$—	$1,298	$5,640	$27,499	$15,726	$19,044

Cost of revenue	—	—	2,895	5,462	17,282	10,680	10,979

Gross profit	—	—	(1,597)	178	10,217	5,046	8,065

Operating expenses:
Research and development	14,571	10,297	6,807	8,151	7,501	3,619	3,896
Selling and marketing	2,697	2,866	8,836	16,725	23,550	10,441	11,730
General and administrative	1,764	3,437	1,798	2,857	6,756	3,182	8,259

Total operating expenses	19,032	16,600	17,441	27,733	37,807	17,242	23,885

Loss from operations	(19,032)	(16,600)	(19,038)	(27,555)	(27,590)	(12,196)	(15,820)
Interest income	42	186	288	933	495	241	83
Interest expense	(99)	(382)	(143)	(201)	(216)	(28)	(125)
Other income (expense), net	(15)	(9)	399	(175)	1,272	42	(257)
Minority interest	—	—	99	23	—	—	—

Loss before cumulative effect of change in accounting principle	(19,104)	(16,805)	(18,395)	(26,975)	(26,039)	(11,941)	(16,119)
Cumulative effect of change in accounting principle	—	—	(164)	—	—	—	—

Net loss	(19,104)	(16,805)	(18,559)	(26,975)	(26,039)	(11,941)	(16,119)
Accretion of preferred stock to redemption value	(28)	(539)	(1,069)	(585)	(617)	(305)	(332)

Net loss attributable to common stockholders	$(19,132)	$(17,344)	$(19,628)	$(27,560)	$(26,656)	$(12,246)	$(16,451)

	Years Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands, except per share data)

Net loss per share attributable to common stockholders — basic and diluted:
Net loss per share before cumulative effect of change in accounting principle	$(178.54)	$(29.91)	$(25.35)	$(21.21)	$(15.63)	$(7.48)	$(6.40)
Cumulative effect of change in accounting principle	—	—	(0.23)	—	—	—	—
Accretion of preferred stock to redemption value	(0.26)	(0.96)	(1.47)	(0.46)	(0.37)	(0.19)	(0.14)

Net loss per share attributable to common stockholders	$(178.80)	$(30.87)	$(27.05)	$(21.67)	$(16.00)	$(7.67)	$(6.54)

Weighted average common shares outstanding-basic And diluted	107	562	726	1,272	1,666	1,597	2,517

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)(1)					$(0.26)		$(0.13)

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)(1)					104,027		121,821

(1) See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands)

Selected Operating Data (unaudited)(1):
Revenue	$—	$—	$1,298	$5,640	$27,499	$15,726	$19,044
Increase (decrease) in deferred revenue	—	—	5,010	12,978	2,450	(3,345)	1,721

	$—	$—	$6,308	$18,618	$29,949	$12,381	$20,765

(1) The information set forth in this table contains certain operating measures determined by methods other than in accordance with generally accepted accounting policies in the United States, or GAAP.

							Proforma
							Stockholders’
							Deficit
	Years Ended December 31,					Six Months Ended	June 30,
	2003	2004	2005	2006	2007	June 30, 2008	2008
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,442	$20,090	$26,967	$6,103	$13,353	$5,672
Working capital (deficit)	1,595	17,709	25,660	1,824	5,540	(7,673)
Deferred product costs	—	—	3,078	10,137	9,882	9,348
Total assets	5,632	26,619	40,497	32,571	43,386	36,789
Long-term debt	176	1,165	943	124	1,643	2,769
Deferred revenue	—	—	5,010	17,988	20,438	22,159
Preferred stock warrant liability	—	—	4,306	4,496	3,361	3,688
Total liabilities	1,434	5,350	15,116	30,715	37,368	46,631
Redeemable convertible preferred stock	49,508	82,360	106,052	109,909	140,218	140,544	—
Accumulated deficit	(53,895)	(70,700)	(89,259)	(116,234)	(142,273)	(158,392)	(158,392)
Total stockholders’ deficit	(45,310)	(61,091)	(80,692)	(108,053)	(134,200)	(150,386)	(6,154)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our consolidated financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We develop, manufacture and commercialize premium compact ultrasound systems that are used for diagnostic imaging across a wide range of clinical applications and settings. Our company was founded in April 1999 and through 2004, we were engaged principally in research and development. We received U.S. Food and Drug Administration 510(k) clearance in September 2002 for our z.one ultrasound system and have received regulatory approvals to sell our products in most major countries. We launched our original z.one ultrasound system in March 2005. In November 2006, we introduced the z.one mini system. In March 2007, we launched our flagship z.one ultra system. In addition, we have added numerous software advancements each year since commercial launch and developed numerous transducers over the last several years.

We sell our z.one ultrasound system through a 29-person direct sales force in the United States and through a combination of distributors and direct sales personnel in approximately 40 international markets. We primarily sell our z.one ultrasound system and service contracts to radiology, including interventional radiology, vascular, cardiology and high-risk obstetrics and gynecology, or OB/GYN, departments of hospitals and large clinics. As of June 30, 2008, we had shipped more than 1,300 systems worldwide.

Total revenue, net loss and accumulated deficit for the six months ended June 30, 2008 were $19.0 million, $16.1 million and $158.4 million, respectively.

Revenue and Deferred Revenue

We generate revenue from the sale of z.one ultrasound systems, which includes the system itself, a family of transducers, accessories, training, software and hardware upgrades, warranty and service contracts. Amounts invoiced for systems shipped in fulfillment of a customer’s order may not create recognizable revenue immediately, but rather result in deferral of revenue, due to the accounting requirements of Statement of Position No. 97-2, Software Revenue Recognition, as amended, or SOP 97-2, and all related interpretations under generally accepted accounting principles, or GAAP. Our z.one ultrasound system and upgrades include software that is considered more than incidental to the related product as a whole and accordingly, revenue is recognized in accordance with SOP 97-2. Due to the accounting requirements of SOP 97-2, the amount of revenue we recognize in a given period does not equal the amount we invoice our customers. We defer revenue associated with undelivered elements, such as initial warranty support, post-warranty service contract support, training and other outstanding customer deliverables. We defer direct product costs associated with deferred revenue in the same period as the revenue deferral.

Our z.one ultrasound system shipments may include each of the revenue elements described above, depending upon the customer’s order. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multi-element arrangements is allocated to each element of the arrangement using the residual method based on the fair values of the undelivered elements. The amount of product and service revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value, or VSOE, exists for each element. If VSOE exists for undelivered revenue elements, then we recognize the system sale net of the value of such undelivered elements. The value of such undelivered elements is deferred until we have made delivery of the element or otherwise extinguished the obligation. If VSOE does not exist for an undelivered revenue element, we are required to defer recognition of the entire system sale until all revenue elements have been delivered. A complete discussion of our revenue recognition policies is included below in “— Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition.”

The following table illustrates the trends in our revenue and deferred revenue on a quarterly basis:

	2006				2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(In thousands)

Revenue	$1,111	$1,162	$1,292	$2,075	$11,467	4,259	$5,793	$5,980	$8,863	$10,181
Increase (decrease) from same quarter, previous year — $	—	—	—	—	$10,356	$3,097	$4,501	$3,905	$(2,604)	$5,922
Increase (decrease) from same quarter, previous year — %	—	—	—	—	932.1%	266.5%	348.4%	188.2%	(22.7)%	139.0%
Deferred revenue
Beginning of period	$5,010	$7,104	$10,100	$13,707	$17,988	$11,949	$14,643	$17,105	$20,438	$21,113
End of period	$7,104	$10,100	$13,707	$17,988	$11,949	$14,643	$17,105	$20,438	$21,113	$22,159

Increase (decrease) from previous quarter — $	$2,094	$2,996	$3,607	$4,281	$(6,039)	$2,694	$2,462	$3,333	$675	$1,046

Our combined total of revenue and change in deferred revenue, a non-GAAP measurement, approximates the amounts invoiced during a given period for products shipped and services performed. We present this measurement because we believe it provides meaningful information about our business. We believe the non-GAAP financial measure provides a representation of our actual shipment activity, which we believe is a better indicator of the overall performance of our business than revenue recognized, a GAAP financial measure. Although we produce ultrasound equipment, we recognize revenue in accordance with SOP 97-2, a software revenue recognition standard, as described above. This typically requires we defer recognition of revenue beyond the fiscal quarter in which product is shipped and invoiced due to the nature of our contracts. As a result, the GAAP revenue trend has not historically correlated with the trend in our operating performance. We believe the combined total of revenue and the change in deferred revenue, a non-GAAP financial measure, provides a meaningful representation of our operational performance and financial condition when viewed in conjunction with our GAAP revenue. The following table illustrates the combined total of revenue and the change in deferred revenue on a quarterly basis.

	2006				2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(In thousands)

Revenue	$1,111	$1,162	$1,292	$2,075	$11,467	$4,259	$5,793	$5,980	$8,863	$10,181
Increase (decrease) in deferred revenue	$2,094	$2,996	$3,607	$4,281	$(6,039)	$2,694	$2,462	$3,333	$675	$1,046

Total	$3,205	$4,158	$4,899	$6,356	$5,428	$6,953	$8,255	$9,313	$9,538	$11,227
Increase (decrease) from same quarter, previous year — %					69.4%	67.2%	68.5%	46.5%	75.7%	61.5%

As the above tables illustrate, we recognized an unusually high amount of previously deferred revenue in the quarter ending March 31, 2007. During 2005 and 2006, we deferred a significant portion of the sales amounts invoiced to customers for system sales because we did not have VSOE for the initial warranty support sold with our systems. Under SOP 97-2, the initial warranty support was an undelivered element of the system sale, and as such, we were required to defer recognition of the entire system sale and recognize the revenue and related direct costs over the period the support was provided, generally 12 months. In the first quarter of 2007, we established VSOE for initial warranty support in the United States and recognized the associated deferred revenue and related deferred direct product costs in that period. Historically, we also deferred a significant portion of amounts invoiced to customers because we did not have VSOE for additional undelivered elements not related to initial warranty support. These undelivered elements typically relate to system components not yet available or services not yet performed. In certain cases, the undelivered elements relate to accessories generally available but not included at the time of system delivery.

Since the first quarter of 2007, for systems invoiced where warranty support constituted the only undelivered element, we have been able to recognize approximately 90% of the amounts invoiced to customers for product shipments in the United States in the quarter of shipment, with the balance recognized ratably over the period related to the initial warranty support period, usually 12 months. We continue to defer 100% of the revenue and product costs for direct shipments invoiced by our international subsidiaries and recognize the revenue and cost ratably over the initial warranty support period, assuming there are no other undelivered elements, since we have not established VSOE for the initial warranty support period in our international direct-sales regions.

In the future, we may achieve VSOE for the initial warranty support included in the sale of our systems in geographies outside the United States, or fulfill any other undelivered revenue elements, which could lead to a significant release of deferred revenue and cost in a single fiscal quarter, as happened in the quarter ended March 31, 2007. We cannot predict the extent to which this may occur or when this may occur, if at all.

Revenue and Expense Components

Our results of operations are divided into the following components:

Revenue.  Revenue includes product and service revenue. Product revenue consists primarily of revenue derived from the sale of our z.one ultrasound systems, transducers and accessories. Reported revenue may differ materially from the value of products and services invoiced to customers due to timing differences arising from the deferral of some or the entire sales price, as required by SOP 97-2. Please see “— Critical Accounting Policies and Significant Judgments and Estimates” for a discussion of SOP 97-2. Service revenue is generated from post-contract support, including warranty, and sales of post-warranty service contracts.

Cost of Revenue.  Cost of revenue includes cost of product and service revenue. Cost of product revenue consists primarily of material, labor and manufacturing overhead costs. Reported cost of product revenue may differ materially from the cost of products and services invoiced due to timing differences arising from the deferral of some or all of the cost related to the deferral of revenue, as required by SOP 97-2. Please see “— Critical Accounting Policies and Significant Judgments and Estimates” for a discussion of SOP 97-2. Cost of service revenue consists primarily of material and service overhead costs.

Operating Expenses.  Operating expenses consist of research and development expenses, selling and marketing expenses, and general and administrative expenses. Due to the variability in our revenue recognition caused by deferrals under SOP 97-2 as explained in “Critical Accounting Policies and Significant Judgments and Estimates,” trends in operating expenses expressed as a percentage of revenue may not be meaningful.

Research and Development Expense.  Research and development expenses consist primarily of activities associated with our product development, regulatory and clinical organizations.

Selling and Marketing Expense.  Selling and marketing expenses consist primarily of personnel costs, including sales commissions and bonuses, and costs associated with participation in medical conferences and tradeshows, physician symposia and other promotional activities. We do not pay sales commissions to our distributors. They are compensated in the form of a dealer discount when they purchase our products and resell them at higher prices.

General and Administrative Expense.  General and administrative expenses consist primarily of personnel costs for finance, human resources and executive management and expenses related to accounting, legal and other consulting fees.

Interest and Other Income (Expense), Net.  Interest and other income (expense), net, consists primarily of the change in carrying value of preferred stock warrants outstanding and interest earned on our cash and cash equivalents. Other expense consists primarily of interest expense related to borrowings.

Results of Operations

The following table presents our unaudited quarterly results of operations for each of our last nine quarters ended June 30, 2008. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as our audited consolidated financial statements. This unaudited financial information reflects all adjustments, including normal recurring adjustments, which, in the opinion of management, are necessary to state fairly the results of our operations for the interim periods. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2006	2006	2006	2007	2007	2007	2007	2008	2008
	(In thousands)

Total revenue	$1,162	$1,292	$2,075	$11,467	$4,259	$5,793	$5,980	$8,863	$10,181
Gross profit (loss)	5	618	(424)	4,142	903	2,581	2,591	3,752	4,313
Total operating expenses	5,999	7,444	8,956	7,562	9,679	9,250	11,316	10,088	13,797
Loss from operations	(5,994)	(6,826)	(9,380)	(3,420)	(8,776)	(6,669)	(8,725)	(6,336)	(9,484)
Net loss	(5,981)	(7,062)	(8,912)	(3,196)	(8,745)	(5,752)	(8,346)	(6,213)	(9,906)
Net loss attributable to common stockholders(1)	(6,127)	(7,209)	(9,059)	(3,346)	(8,900)	(5,908)	(8,502)	(6,378)	(10,073)

(1)	Net loss attributable to common stockholders includes accretion of redeemable convertible preferred stock.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Revenue.  Revenue for the six months ended June 30, 2008 increased to $19.0 million from $15.7 million for the comparable period in 2007, an increase of $3.3 million, or 21%. The deferred revenue balance at June 30, 2008 was $22.2 million compared to $14.6 million at June 30, 2007, an increase of $7.5 million. Combined total of revenue and change in deferred revenue for the six months ended June 30, 2008, a measurement which approximates the amounts invoiced during the six-month period ended June 30, 2008 for products shipped and services performed, totaled $20.8 million compared to $12.4 million for the comparable period in the prior year, an increase of $8.4 million or 68%. This increase primarily reflects an increase in the volume of systems shipped and invoiced in the six-month period ended June 30, 2008 as product pricing did not have a major effect on amounts invoiced for products shipped.

Service revenue for the six months ended June 30, 2008 increased to $1.8 million from $0.5 million for the comparable period in 2007, an increase of $1.3 million or 260%. The increase primarily reflects the growth in warranty revenue related to system sales in the United States.

For the six months ended June 30, 2008, 63% and 37% of revenue was related to domestic and international, respectively. For the six months ended June 30, 2007, 85% and 15% of revenue was related to domestic and international, respectively. We expect revenue to increase in the future due to expected increases in system sales, and expect sales to international customers to increase as a percentage of our overall shipment mix in the future. As we sell more systems and our installed base grows, we expect the service component of our revenue to increase due to continued growth of warranty revenue and post-warranty service contract sales.

Cost of Revenue.  Cost of revenue includes cost of product and service revenue.  Cost of product revenue for the six months ended June 30, 2008 decreased to $9.9 million from $10.0 million for the comparable period in 2007, a decrease of $0.1 million, or 1%. This decrease was primarily due to the increase in products shipped, reflected by the increase in revenue described above, offset by lower overhead absorption costs per unit, as the fixed costs of our manufacturing operation were spread over a larger number of manufactured units. We expect the cost of product revenue in dollars to grow in line with expected increases in system sales. Cost of service revenue for the six months ended June 30, 2008 increased to $1.1 million from $0.6 million in for the comparable period in 2007, an increase of $0.5 million, or 83%. Cost of service includes the costs of supporting warranty and post-warranty service contracts. The increase in cost of service was due to the increase in installed units under post-warranty service contracts. As of June 30, 2008, we had 270 installed units under post-warranty service contracts. As of June 30, 2007, we had 68 installed units under post-warranty service contracts. We expect our cost of service revenue in dollars to grow in line with the increase in installed base under post-warranty service contracts, but at a lower rate than our increase in service revenue from post-warranty service contracts, due to our leveraged service model which enables us to provide most of our technical support services online.

Research and Development Expense.  Research and development expense for the six months ended June 30, 2008 increased to $3.9 million from $3.6 million for the comparable period in 2007, an increase of $0.3 million, or 8%. The increase was primarily due to a $0.1 million increase in payroll and related costs due to increased headcount, and a $0.2 million increase in spending related to the development of new products. We expect research and development expenses to grow in absolute dollars in 2008 but to decrease as a percentage of revenue as compared to 2007.

Selling and Marketing Expense.  Selling and marketing expense for the six months ended June 30, 2008 increased to $11.7 million from $10.4 million for the comparable period in 2007, an increase of $1.3 million, or 12%. Payroll and related expenses increased $0.8 million due to increased headcount. Travel and related expenses increased $0.5 million as a result of increased headcount in the U. S. and higher airfares compared to the prior year period. We expect selling and marketing expense to grow in absolute dollars in 2008 but to decrease as a percentage of revenue as compared to 2007.

General and Administrative Expense.  General and administrative expense for the six months ended June 30, 2008 increased to $8.3 million from $3.2 million for the comparable period in 2007, an increase of $5.1 million, or 160%. The increase was due primarily to an increase of $4.4 million in settlement costs and legal fees related primarily to the settlement of our patent litigation suit with SonoSite, Inc. Accounting, tax and other consulting fees increased $0.4 million primarily related to the completion of audits of our financial statements for fiscal 2005, 2006 and 2007. Payroll and related expenses increased $0.2 million due to increased headcount. We expect general and administrative expense to grow in absolute dollars but to remain consistent as a percentage of revenue in 2008 as compared to 2007.

Interest and Other Income (Expense), Net.  Interest and other income (expense), net, for the six months ended June 30, 2008 decreased to ($299,000) from $255,000 in the comparable period in 2007, a decrease of $554,000. The decrease primarily reflects a $296,000 increase in expense realized on the change in carrying value of preferred stock warrants outstanding compared to the prior year period. The decrease also reflects a decrease in interest income of $158,000 on lower overall cash balances compared to the prior year period and a $97,000 increase in interest expense incurred on higher borrowings on our term loan.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue.  Revenue for the year ended December 31, 2007 increased to $27.5 million from $5.6 million for the comparable period in 2006, an increase of $21.9 million, or 388%. Deferred revenue at December 31, 2007 was $20.4 million compared to $18.0 million at December 31, 2006, an increase of $2.5 million. Combined total of revenue and change in deferred revenue for the year ended December 31, 2007, a non-GAAP measurement which approximates the amounts invoiced during the year, for products shipped and services performed, totaled $29.9 million compared to $18.6 million for the prior year, an increase of $11.3 million or 61%. This increase primarily reflects an increase in the volume of systems shipped and invoiced in 2007, as product pricing did not have a major effect on amounts invoiced for products sold. The increase also reflects the impact of our having established VSOE for the warranty element of our product in the United States in the first quarter of 2007. Revenue recognized in 2007 included the release of $5.7 million of deferred revenue related to products invoiced in 2005 and 2006 upon our attainment of VSOE for the warranty element. Prior to 2007, most revenue was deferred and amortized ratably over the warranty period, as we had not established VSOE for the warranty revenue element in any of our geographic markets. This resulted in revenue recognized being significantly below the value of products shipped and invoiced in years prior to 2007.

Service revenue for the year ended December 31, 2007 increased to $1.7 million from $0.3 million for the year ended December 31, 2006, an increase of $1.4 million, or 467%. The increase primarily reflects the growth in warranty revenue related to system sales in the United States.

For the year ended December 31, 2007, 79% and 31% of revenue was related to domestic and international sales, respectively. For the year ended December 31, 2006, 74% and 26% of revenue was related to domestic and international sales, respectively.

Cost of Revenue.  Cost of revenue includes cost of product and service revenue. Cost of product revenue for the year ended December 31, 2007 increased to $15.6 million from $5.0 million for the comparable period in 2006, an increase of $10.6 million, or 212%. This increase was attributable primarily to the $20.4 million increase in product revenue. Additionally, a charge of $0.3 million was recorded in the year ended December 31, 2007 for the impairment of certain manufacturing assets. Cost of product revenue as a percentage of product revenue decreased to 60% in 2007 from 92% in 2006 in part due to material cost reductions of our products, but also due to increased manufacturing efficiencies, as the fixed cost of our manufacturing operation was absorbed over a higher volume of products manufactured. Cost of service revenue for the year ended December 31, 2007 increased to $1.7 million from $0.5 million for the comparable period in 2006, an increase of $1.2 million, or 240%. This increase was primarily due to higher costs associated with servicing a larger installed base.

Research and Development Expense.  Research and development expense for the year ended December 31, 2007 decreased to $7.5 million from $8.2 million for the comparable period in 2006, a decrease of $0.7 million, or 8%. The decrease was primarily due to a decrease of $0.3 million in consulting and outside services and a $0.6 million decrease in prototype material and related spending, a reflection of the higher spend in 2006 related to our z.one ultra system development. The z.one ultra system was commercially released in March 2007.

Selling and Marketing Expense.  Selling and marketing expense for the year ended December 31, 2007 increased to $23.6 million from $16.7 million for the comparable period in 2006, an increase of $6.8 million, or 41%. This increase was primarily the result of an increase in payroll and related costs of $4.5 million due to increased headcount in the United States and international sales forces and higher commissions and bonuses associated with increased sales levels. Depreciation expense increased $0.8 million due to investments in demonstration equipment for the increased sales headcount. In addition, travel and related expenses increased $0.8 million, promotional and marketing activities increased $0.4 million, and facilities and related allocation expenses increased $0.3 million.

General and Administrative Expense.  General and administrative expense for the year ended December 31, 2007 increased to $6.8 million from $2.9 million for the comparable period in 2006, an increase of $3.9 million, or 136%. This increase was due primarily to an increase of $2.7 million in accounting, legal and other consulting fees, primarily related to our patent litigation suit and the audit of our 2005 and 2006 consolidated financial statements. In addition, payroll and related costs increased $0.7 million due to a 38% increase in headcount, facilities and related expenses, net of allocations, increased $0.3 million and stock-based compensation expense increased $0.2 million.

Interest and Other Income, Net.  Interest and other income, net, for the year ended December 31, 2007 increased to $1.6 million from $0.6 million for the comparable period in 2006, an increase of $1.0 million. This increase was primarily due to a gain realized on the change in carrying value of preferred stock warrants outstanding of $1.1 million compared to a loss of $0.2 million recorded in the prior year. The change also reflects a decrease in interest income of $0.4 million due to higher average cash balances held in interest bearing accounts during 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.  Revenue for the year ended December 31, 2006 increased to $5.6 million from $1.3 million for the comparable period in 2005, an increase of $4.3 million, or 335%. The deferred revenue balance at December 31, 2006 was $18.0 million compared to $5.0 million at December 31, 2005, an increase of $13.0 million. Combined total of revenue and change in deferred revenue for the year ended December 31, 2006, a non-GAAP measurement which approximates the amounts invoiced during the year, for products shipped and services performed, totaled $18.6 million compared to $6.3 million for the prior year, an increase of $12.3 million or 195%. This increase primarily reflects an increase in the volume of systems shipped and invoiced in 2006, as product pricing did not have a major effect on amounts invoiced for products sold. During 2005 and 2006, most revenue was deferred and recognized ratably over the warranty period, as we did not have VSOE for the warranty element of our product in any of our geographic markets. This resulted in revenue for 2006 and 2005 being significantly less than the value of the products that were shipped and invoiced during each of these years.

Service revenue for the year ended December 31, 2006 was $0.3 million. The amount recorded for service revenue in 2005 was immaterial. Service revenue primarily reflects warranty revenue related to system sales in the United States.

For the year ended December 31, 2006, 74% and 26% of revenue was related to domestic and international, respectively. For the year ended December 31, 2005, 48% and 52% of revenue was related to domestic and international, respectively.

Cost of Revenue.  Cost of revenue includes product and service cost of revenue. Cost of product revenue for the year ended December 31, 2006 increased to $5.0 million from $2.4 million for the comparable period in 2005, an increase of $2.6 million, or 108%. This increase was attributable to the higher volume of units recognized as revenue during 2006. Cost of service revenue for the year ended December 31, 2006 increased to $509,000 from $447,000 for the comparable period in 2005, an increase of $62,000, or 14%. This increase was primarily due to the higher costs associated with servicing a larger installed base.

Research and Development Expense.  Research and development expense for the year ended December 31, 2006 increased to $8.2 million from $6.8 million for the comparable period in 2005, an increase of $1.3 million, or 20%. This increase of was primarily due to an increase in payroll and related costs of $0.8 million, primarily as a result of increased headcount. In addition, there were increases of $0.7 million in purchases of materials and supplies and $0.1 million in fees for consulting and outside services related to the development of our new z.one ultra system which was commercially released in March 2007.

Selling and Marketing Expense.  Selling and marketing expense for the year ended December 31, 2006 increased to $16.7 million from $8.8 million for the comparable period in 2005, an increase of $7.9 million, or 89%. This increase was primarily the result of an increase in payroll and related costs of $4.9 million due to increased headcount in the United States and international sales forces and higher commissions and bonuses associated with increased sales levels. In addition, travel and related expenses increased $1.1 million, promotional and marketing activities increased $0.8 million, depreciation and other expenses related to investments in, and upgrades of, demonstration equipment increased $0.5 million and consulting and outside services increased $0.5 million.

General and Administrative Expense.  General and administrative expense for the year ended December 31, 2006 increased to $2.9 million from $1.8 million for the comparable period in 2005, an increase of $1.1 million, or 59%. This increase was due primarily to an increase of $0.5 million in accounting, legal and other consulting fees, and an increase of $0.1 million in our provision for bad debts. Payroll and related costs increased $0.2 million primarily as a result of increased headcount.

Interest and Other Income, Net.  Interest and other income, net, for the year ended December 31, 2006 decreased to $580,000 from $643,000 for the comparable period in 2005, a decrease of $63,000. This decrease was due in part to a loss realized on the change in carrying value of preferred stock warrants outstanding of $0.2 million in 2006 compared to a gain of $0.4 million recorded in 2005. The loss on the carrying value of warrants was offset by an increase in interest earned of $445,000 on higher average cash balances compared to the prior year period.

Cumulative Effect of Change in Accounting Principle.  There was no cumulative effect of change in accounting principle for the year ended December 31, 2006. The cumulative effect of change in accounting principle for the year ended December 31, 2005 of $164,000 related to the adoption of a new accounting standard for the treatment of warrants associated with redeemable preferred stock in 2005.

Seasonality

We experience seasonality in the sale of our products. We typically experience the highest quarter sales in the fourth calendar quarter compared to the rest of the year. We believe the buying patterns of our customers are closely linked to their capital equipment budgeting cycles, which typically correspond to the calendar year. As a result, we have historically experienced an increase in demand for our products in the fourth calendar quarter as customers spend their remaining annual capital equipment budgets. We anticipate that we will continue to experience higher quarterly sales in the fourth calendar quarter. This seasonal factor may lead to meaningful variability in our quarterly operating results. It is difficult for us to evaluate the degree to which seasonality may impact our revenues in the future.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. We have cash and cash equivalents of $5.7 million and $5.0 million available under a revolving line of credit at June 30, 2008. During the six months ended June 30, 2008 and the year ended December 31, 2007, net cash used in operations amounted to $9.1 million and $23.8 million, respectively. As of June 30, 2008, we had an accumulated deficit of $158.4 million. We have incurred negative cash flows and losses since inception and our net losses may continue in the future. We expect that our research and development, selling and marketing and general and administrative expenses will continue to increase and, as a result, we will need to generate significant product sales and service revenues to achieve profitability. We have used cash from private placements of our equity securities, debt financing, issuance of convertible notes and, to a lesser extent, the exercise of options, to finance our working capital needs and our capital expenditure requirements. Through June 30, 2008, we have received net proceeds of $151 million from the issuance of convertible notes payable, convertible preferred stock and warrants as follows: $3 million from the issuance of convertible notes which were converted into Series E convertible preferred stock; $2 million from the issuance of Series A convertible preferred stock in a series of closings in June, August and November 1999 and January of 2000; $9 million from the issuance of Series B convertible preferred stock in September 2000; $34 million from the issuance of Series C convertible preferred stock in a series of closings in September and October 2001 and January, March, April and August of 2002; $12 million from the issuance of Series D convertible preferred stock in a series of closings in July, September, October and November 2003; $31 million from the issuance of Series E convertible preferred stock and warrants in a series of closings in June, July and September 2004; $30 million from the issuance of Series F convertible preferred stock in a series of closings in December 2005 and February 2006; and $30 million from the issuance of Series G convertible preferred stock in February, March, October and November 2007. The holders of our convertible preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% from the date of issuance of each share. No dividends have been declared. As of June 30, 2008, an aggregate of $157 million is payable in the event of a liquidation unless previously converted to common stock by the optional conversion of the holders of the convertible preferred stock or an automatic conversion of the convertible preferred stock. All of our outstanding convertible preferred stock will convert into common stock in connection with this offering.

On May 15, 2007, we secured $10.0 million of debt financing under a commercial credit facility. The terms of the facility include negative covenants with which we must comply, including the maximum amount of cash which may be held by our subsidiaries. In May 2008, we amended the terms of the credit agreement to increase the maximum cash which may be held by one of our subsidiaries. The terms of the credit facility also include financial covenants with which we must comply, including a liquidity ratio which must be maintained. If we are not able to maintain this liquidity ratio, our ability to borrow under the commercial credit facility could be restricted or otherwise not allowed. If we are not able to borrow under this facility, and absent the completion of our proposed initial public offering or other fundraising, our available cash might not be sufficient to meet our operating cash requirements in the next 12 months, raising substantial doubt about our ability to continue as a going concern. We were in compliance with all financial covenants as of June 30, 2008. The facility includes a $5.0 million term loan, with advances available up to one year from the closing date. Any advances under this portion of the facility are repayable over 36 months in equal installments of principal plus interest at the London Interbank Offered Rate, or LIBOR, plus 4.75%. The facility also includes a $5.0 million revolving line of credit, with borrowings based on a formula of eligible trade receivables. Borrowings outstanding under this revolving line of credit bear interest monthly at LIBOR plus 3.75% with principal due in full at maturity at the end of the 36-month term. On June 1, 2007, we paid off a pre-existing bank loan with funds drawn from this new line of credit. As of June 30, 2008, there were no borrowings outstanding under the revolving line of credit. As of June 30, 2008, borrowings outstanding on the term loan totaled $4.4 million.

At June 30 2008, we had $5.7 million in cash and cash equivalents. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. We believe our cash resources and anticipated cash flows, including the proceeds of this offering, will be sufficient to meet our cash requirements for at least the next 12 months. There can be no assurance that these sources will provide sufficient cash flows to enable us to continue as a going concern. We currently have no commitments for additional financing and may experience difficulty in obtaining additional financing on favorable terms, if at all. All of these factors raise substantial doubt about our ability to continue as a going concern.

The following table shows a summary of our cash and cash equivalents and cash flows for the periods indicated:

				Six Months Ended
	Years Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	(In thousands)

Cash and cash equivalents	$26,967	$3,100	$13,353	$7,852	$5,672
Cash provided by (used in):
Operating activities	(19,315)	(22,080)	(23,795)	(13,227)	(9,145)
Investing activities	9,533	(4,334)	2,901	3,598	(376)
Financing activities	26,959	2,573	31,273	14,413	1,951
Effect of exchange rate changes	(20)	(26)	(126)	(32)	(111)

Six Months Ended June 30, 2008 and 2007

Cash Flows from Operating Activities.  Net cash used in operating activities was $9.1 million in the six months ended June 30, 2008, compared to $13.2 million in the corresponding period in 2007. The $4.1 million decrease in net cash used in operating activities primarily reflects an increase in net loss of $4.2 million, adjusted for a reduction of non-cash terms totaling $0.4 million, offset by favorable changes in operating assets and liabilities. Significant favorable changes include a $2.7 million reduction in deferred revenue, net of deferred cost of revenue, a $4.7 million increase in accounts payable and accruals due to the timing of supplier payments, a $1.1 million decrease in inventory due to increased product shipments, and a $0.7 million decrease in prepaid expenses. These favorable changes were offset by a $0.3 million increase in accounts receivable and a $0.2 million increase in accrued compensation.

Cash Flows from Investing Activities.  Net cash used in investing activities was $0.4 million for the six months ended June 30, 2008, compared to net cash provided by investing activities of $3.6 million in the corresponding period of 2007. The net cash used in investing activities for the six months ended June 30, 2008 resulted primarily from the purchase of and deposits on property and equipment. The net cash provided by investing activities in the corresponding period of 2007 was primarily due to maturities of short-term investments of $3.0 million, and the release of restricted cash of $1.5 million, offset by purchases of and deposits on property and equipment of $0.9 million.

Cash Flows from Financing Activities.  Net cash provided by financing activities was $2.0 million for the six months ended June 30, 2008, compared to net cash provided by financing activities of $14.4 million in the corresponding period in 2007. Net cash provided by financing activities during the six months ended June 30, 2008 resulted primarily from borrowings against our term loan of $2.4 million offset by repayments of $0.5 million. Net cash provided by financing activities for the three months ended June 30, 2007 primarily reflects the net proceeds of $14.8 million from the issuance of Series G preferred stock and borrowings against our term loan of $0.6 million partially offset by repayments of $0.9 million on our term loan.

Years Ended December 31, 2007, 2006 and 2005

Cash Flows from Operating Activities.  Net cash used in operating activities was $23.8 million, $22.1 million and $19.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities of $23.8 million for the year ended December 31, 2007 is due primarily to the net loss of $26.0 million adjusted for non-cash items totaling $2.3 million. Net cash used in operating activities of $22.1 million for the year ended December 31, 2006 is due primarily to the net loss of $27.0 million adjusted for non-cash items totaling $2.7 million. Net cash used due to the net loss is partially offset by favorable changes in operating assets and liabilities of $2.2 million. Significant favorable changes include a $5.9 million reduction in deferred revenue, net of deferred product costs, a $2.7 million increase in accounts payable and accrued liabilities, and an increase in accrued compensation of $0.5 million. These favorable changes were offset in part by a $3.1 million increase in accounts receivable, a $3.1 million increase in inventories and a $0.6 million increase in prepaid expenses and other current assets. Net cash used in operating activities of $19.3 million for the year ended December 31, 2005 is due primarily to the net loss of $18.6 million adjusted for non-cash items totaling $1.4 million. In addition, unfavorable changes in operating assets and liabilities resulted in an additional $2.2 million use of cash in operating activities during the year. Significant unfavorable changes include a $2.3 million increase in accounts receivable, a $2.8 million increase in inventories and a $0.4 million decrease in accounts payable and accrued liabilities. These unfavorable changes were offset in part by an increase in deferred revenue, net of deferred product costs, of $1.9 million, an increase in accrued compensation of $1.0 million and a $0.3 million decrease in prepaid expenses and other current assets.

Cash Flows from Investing Activities.  Net cash provided by (used in) investing activities was $2.9 million, ($4.3) million and $9.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by investing activities in 2007 was primarily due to maturities of short-term investments of $3.0 million and the release of restricted cash of $1.5 million, due to the repayment of a pre-existing bank loan, offset in part by purchases of and deposits on property and equipment of $1.6 million. Net cash used in investing activities in 2006 was primarily for purchases of short-term investments of $27.1 million and the purchase of and deposits on property and equipment of $1.3 million, partially offset by maturities of short-term investments of $24.1 million. Net cash provided by investing activities in 2005 was primarily due to maturities of short-term investments of $12.0 million, offset by purchases of short-term investments of $1.7 million and purchases of property and equipment of $0.7 million.

Cash Flows From Financing Activities.  Net cash provided by financing activities was $31.3 million, $2.6 and $27.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The net cash provided by financing activities in 2007, 2006, and 2005 was primarily due to the issuance of convertible preferred stock.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

		Less Than	1 - 3	3 - 5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Borrowings under term loan	$2,484	$852	$1,632	$—	$—
Capital lease obligations(1)	28	16	12	—	—
Non-cancelable operating lease obligations(2)	2,773	627	1,830	316
Non-cancelable purchase obligations(3)	3,507	3,507	—	—	—

Total	$8,792	$5,002	$3,474	$316	$—

(1)	In 2006, our U.K. subsidiary entered into a non-cancelable 36–month automobile lease which is being accounted for as a capital lease. See Note 5 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(2)	On August 10, 2006 we entered into a non-cancelable operating lease for our current headquarters facility in Mountain View, California requiring payments for five years commencing on June 30, 2007. This facility consists of approximately 31,000 square feet and is used for manufacturing, product development and administrative activities. We have the option to extend the lease for an additional three years. Lease payments are $46,500 per month, with provision for annual increases of approximately 3% per year. Under the terms of the lease, we are responsible for our share of taxes, insurance and common area maintenance costs. See Note 4 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(3)	Non-cancelable purchase obligations include agreements to purchase inventory that are enforceable and legally binding on ZONARE and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. See Note 4 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

In July 2008, we entered into a litigation settlement agreement that will result in cash payments of $2.0 million in less than one year and $1.25 million in one to three years.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

•	sales of our z.one ultrasound system and service arrangements, upgrades and accessories;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	rate of progress and cost of our research and development activities and innovation;

•	possible costs of litigation;

•	costs involved in filing and prosecuting patent and trademark applications and enforcing and defending patent and trademark claims;

•	effects of competing technological and market developments;

•	outcome, timing and costs of obtaining and maintaining FDA and other regulatory clearances for our z.one ultrasound system; and

•	number and timing of acquisitions and other strategic transactions, although we currently have no commitments or agreements relating to any of these types of transactions.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, and interest earned on these balances will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 12 months. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Inflation

We do not believe that inflation has had a material impact on our business or operating results during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

From time to time, we invest our excess cash primarily in money market funds, U.S. government securities, corporate bonds and commercial paper. Accordingly, we believe that while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Our exposure to market risk is confined to our cash, cash equivalents and short-term investments that have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the fair value of our investment portfolio.

Foreign Currency Exchange Risk

Most of our revenue is denominated in U.S. dollars. However, sales made and expenses incurred by our subsidiaries outside the United States are generally denominated in the local currency. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because most of our revenue is currently denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in foreign markets.

The functional currencies of our German, Swedish and U.K. subsidiaries are the euro, krona and pound, respectively. Accordingly, all balance sheet accounts of those operations are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date. The revenues and expenses of these subsidiaries are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation are recorded directly into a separate component of stockholders’ equity under the caption, “Accumulated Other Comprehensive Loss.”

The functional currency of our Canadian subsidiary, which was formed in 2007, is the U.S. dollar. Accordingly, all monetary assets and liabilities of that operation are remeasured into U.S. dollars at current period-end exchange rates and non-monetary assets and related elements of expense are remeasured using historical rates of exchange. Income and expense elements are remeasured to U.S. dollars using average exchange rates in effect during the period. Gains and losses from the foreign currency remeasurements of the Canadian subsidiary are recorded as other income (expense), net in the consolidated statements of operations, and were not material for all periods presented.

We do not engage in foreign currency hedging transactions. Net realized and unrealized gains and losses on currency transactions are included in other income (expense), net in the consolidated statements of operations and amounted to $128,000, $4,000 and ($1,000) for the years ending December 31, 2007, 2006 and 2005, respectively. Net realized and unrealized gains on currency transactions amounted to $130,000 and $44,000 for the six-month periods ended June 30, 2008 and 2007, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We generate revenue from the sale of z.one ultrasound systems, which includes the system itself, a family of transducers, accessories, training, certain upgrades, warranty and service contracts. Our z.one ultrasound system and upgrades include software that is considered more than incidental to the related product as a whole and, accordingly, revenue is recognized in accordance with Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended, and all related interpretations. SOP 97-2 covers products that have software as an integral part of the product and that have multiple elements to a product configuration. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multi-element arrangements is allocated to each element of the arrangement using the residual method based on the fair values of the undelivered elements. The individual value of each element of the product is recognized as revenue when that element of the product is delivered. The amount of product and service revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and, if so, whether VSOE exists for each element. In addition, multiple element products can have elements delivered at different times so different streams of revenue may be recognized as different elements are delivered to the customer. For sales arrangements where VSOE of undelivered elements exists, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until that element is delivered to the customer, or is recognized over the contractual term, if any, of the undelivered element. For sales arrangements where VSOE of an undelivered element does not exist, the total sales price is deferred until the element with no VSOE is delivered, or the total sales price is recognized ratably over the post-contract customer support, or PCS, term when PCS is the only undelivered element.

The elements of our product offering include the z.one ultrasound system itself and a warranty included with the z.one ultrasound system, which normally is for the 12-month period following the sale. The warranty is a separate element because it includes software upgrades that are provided throughout the warranty period. Until we establish VSOE for the warranty element of our product, we defer all our revenue and then amortize it ratably over the life of the warranty period. Once VSOE for the warranty element is established in a geographic market based upon evidence from standalone pricing or contractual renewal rates, we recognize approximately 90% of the total sales amount of each sale at the time the ultrasound system is delivered, representing the product portion of our equipment, and approximately 10% of the sales amount, representing the warranty value, is deferred and recognized over the warranty period, generally 12 months. Prior to the establishment of VSOE for the warranty element, this approach has the effect of spreading the revenue for products that were shipped and invoiced over a period of time that is generally 12 months, but sometimes longer.

In the United States, our largest market, we achieved VSOE for the warranty element in the first quarter of 2007, after 18 months of product sales. Accordingly, in the first quarter of 2007, we recognized previously deferred revenue related to sales arrangements made in the United States in 2005 and 2006, as required by SOP 97-2, except for those sales which had additional undelivered elements for which we did not have VSOE. We currently recognize revenue on the delivered elements when delivery has occurred, and recognize revenue on the bundled warranty and post-warranty service contracts ratably over the contractual period.

For sales in international markets through our distributors, we recognize revenue on a sell-through basis; therefore, we recognize no revenue until our distributor sells the product to an end customer. VSOE for the warranty portion of our product for each international distributor has been established through a formal written contract with each distributor. Accordingly, revenue from international distributors is recognized on the sell-through method and is recognized approximately 90% upon shipment to an end customer as long as the other requirements of SOP 97-2 are met. The remaining revenue is assigned to the value of the warranty and is deferred and recognized ratably over the warranty period. For direct sales to end users in international markets through our subsidiaries, to date VSOE has not been established. Therefore, we defer all revenue on sales to end customers and recognize the revenue ratably over the warranty period after all other revenue recognition requirements have been met.

Valuation of Inventories

We report our inventories at the lower of cost, determined using the first-in, first-out method, or market, based on actual costs. Establishing manufacturing overhead costs included in our product costs requires us to make estimates and assumptions as to the quantities and costs of labor and overhead that are required to produce a finished unit.

We write down our inventories for estimated excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, production requirements, market conditions and the release of new products that will supersede older ones. Such estimates are difficult to make and require management judgment. Reviews for excess and obsolete inventory are done on a quarterly basis and required write-downs are calculated with reference to our projected ultimate usage of that inventory. In order to determine the ultimate usage, we take into account recent sales forecasts, historical experience, projected obsolescence and our current inventory levels. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Warranties

We provide a 12 to 18 month warranty for our ultrasound systems. The warranty includes parts and labor as well as access to on-line technical support and free software upgrades during the warranty period. Under SOP 97-2, our warranty offering is treated as post-contract support, or PCS, a revenue element, due to the inclusion of technical support and software upgrades as part of the warranty offering. We recognize the PCS revenue over the period during which it is earned, and record any related costs during the same period, as described in our revenue recognition discussion above.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price.

Effective January 1, 2006, we adopted the fair value provision of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment, or SFAS No. 123R, which supersedes previous accounting under APB 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of the share-based payment awards on the date of grant using an option-pricing model. We adopted SFAS No. 123R using the prospective transition method, which requires entities that used the minimum value method for either pro forma or financial statement recognition purposes to apply SFAS No. 123R to option grants or modifications after the effective date of this standard. For options granted prior to the effective date of SFAS No. 123R, for which the requisite service period had not been performed as of January 1, 2006, we continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. All option grants valued after January 1, 2006 are expensed on a straight-line basis over the vesting period.

The fair values of the common stock underlying stock options granted during 2005, 2006, 2007 and the first six months of 2008 were estimated by the board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. In the absence of a public trading market for our common stock, our board of directors was required to make a reasonable estimate of the then-current fair value of our common stock as of the date of each option grant. Our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock at each option grant date, including but not limited to, the following factors:

•	prices of our Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock issued by us primarily to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock,

•	our performance and the status of our research and product development and sales and marketing efforts,

•	our stage of development and business strategy, and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions.

In connection with the preparation of the consolidated financial statements necessary for the filing of our initial public offering, we began performing a retrospective analysis to reassess the fair value of our common stock at various dates from 2005 to present. Specifically, we performed retrospective valuation analyses as of December 31, 2005, May 3, 2006, July 19, 2006, October 11, 2006, December 31, 2006 and February 16, 2007 and we performed contemporaneous valuations as of May 22, 2007, October 11, 2007, March 31, 2008 and May 1, 2008 because we granted most of our options on or near those dates. First, we estimated the Business Enterprise Value, or BEV, defined as the sum of our total equity and interest-bearing debt. We then utilized the estimated BEV and an option-based valuation model to estimate the fair value of the common stock in the context of our capital structure as of each valuation date.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

In determining the fair value of our common stock, we used a combination of the income approach and the prior sale of company stock approach to estimate our aggregate business enterprise value at each valuation date: December 31, 2005, May 3, 2006, July 19, 2006, October 11, 2006, December 31, 2006, February 16, 2007, May 22, 2007, October 11, 2007, March 31, 2008 and May 1, 2008.

The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The prior sale of company stock approach considers any prior arm’s length sales of the company’s equity. Considerations factored into the analysis include (i) the size and amount of equity sold, (ii) the estimated volatility, (iii) an estimated time to liquidity, (iv) the relationship of the parties involved, (v) the timing compared to the common stock valuation date, and (vi) the financial condition and structure of the company at the time of the sale. In estimating the volatility assumption, we considered both the historical and implied volatility (over the anticipated time to liquidity) for comparable publicly traded companies.

Our indicated fair value calculated at each valuation date was then allocated to the shares of redeemable convertible preferred stock, warrants to purchase shares of redeemable convertible preferred stock, and common stock, using a contingent claim methodology. This methodology treats the various components of our capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of our assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management regarding an initial public offering. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of comparable publicly traded companies.

Common Stock Valuations

We granted stock options with exercise prices ranging from $0.30 to $0.75 per share during 2006 and an exercise price of $0.75 per share at various times in 2007 and 2008. In determining the fair value of our common stock, we conducted a retrospective valuation, using the approach described above. The estimated fair value of our common stock based on these valuations, and the option grant exercise price of awards granted during the valuation periods were as follows:

			Estimated
	Shares	Exercise Price	Fair Value	Intrinsic Value
Date of Grant	Granted	Per Share	Per Share	Per Share

May 3, 2006	4,956,006	$0.30	$0.23	$—
July 19, 2006	362,000	$0.50	$0.34	$—
October 11, 2006	463,000	$0.70	$0.42	$—
December 13, 2006	117,000	$0.75	$0.42	$—
January 17, 2007	207,000	$0.75	$0.49	$—
February 26, 2007	1,471,942	$0.75	$0.52	$—
May 22, 2007	3,461,058	$0.75	$0.75	$—
July 24, 2007	68,000	$0.75	$0.75	$—
December 13, 2007	1,674,060	$0.75	$0.64	$—
January 11, 2008	835,030	$0.75	$0.64	$—
February 13, 2008	160,833	$0.75	$0.64	$—
June 9, 2008	559,500	$0.75	$0.68	$—
June 18, 2008	1,514,500	$0.75	$0.68	$—

A brief narrative of estimated fair value as of the date of each grant and the option exercise price are set forth below:

May 2006.  During this period, we continued to make progress on the development of our Zone Sonography technology and z.one ultrasound system. We also announced we had entered into a sales agreement with KP Select, Inc., an affiliate of Broadlane, Inc., a group purchasing organization, to supply ultrasound equipment to Kaiser Permanente, a leading U.S. health care organization. Since there was a material change in our business and a significant amount of option awards were granted during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of May 3, 2006 was estimated at $0.23 per share; therefore, the fair value of our common stock of $0.23 per share was used for accounting purposes. The option awards granted during this period had an exercise price of $0.30 per share.

July 2006.  During this period, we continued to expand our presence in the United States and international markets. We also continued to invest in research and development, focusing on product enhancements. Although there was not a material change in our business, there were a significant amount of option awards granted during this period, so we conducted a retrospective valuation analysis. The fair value of our common stock as of July 19, 2006 was estimated at $0.34 per share; therefore, the fair value of our common stock of $0.34 per share was used for accounting purposes. The option awards granted during this period had an exercise price of $0.50 per share.

October 2006 and December 2006.  During this period, we introduced new advanced hardware and software upgrades for our flagship product, the z.one ultrasound system, and also introduced our z.one mini system, for those customer applications which did not require the full functionality of the z.one ultrasound system. Since there was a significant change in our business in this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of October 11, 2006 was estimated at $0.42 per share; therefore, the fair value of our common stock of $0.42 per share was used for accounting purposes. The option awards granted during these periods, through November 30, 2006, had an exercise price of $0.70 per share. Option grants awarded on December 13, 2006 had an exercise price of $0.75 per share.

January 2007.  We conducted a retrospective valuation as of December 31, 2006. The fair value of our common stock as of December 31, 2006 was estimated at $0.49 per share; therefore, the fair value of our common stock of $0.49 per share was used for accounting purposes. The option awards granted during this period had an exercise price of $0.75 per share.

February and March 2007.  During this period, we introduced our z.one ultra system, our new flagship product. In addition, we raised approximately $15.0 million through a Series G convertible preferred stock financing priced at $0.86 per share. Also during this period, SonoSite, Inc. filed a lawsuit against us alleging patent infringement. Since there was a material change in our business and a significant amount of option awards were granted during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of February 16, 2007, and through March 12, 2007, the final closing of the Series G convertible preferred stock financing, was estimated at $0.52 per share; therefore, the fair value of our common stock of $0.52 per share was used for accounting purposes. The option awards granted during this period had an exercise price of $0.75 per share.

May 2007 and July 2007.  During this period, we undertook preliminary preparations for a tentative initial public offering, including interviewing numerous investment banks and drafting portions of a preliminary registration statement. In addition, we secured a $10.0 million credit facility to partially finance working capital and drew funds to repay then-existing debt obligations. Since there was a significant change in our business and a significant amount of option awards were granted during this period, we conducted a contemporaneous valuation analysis. The fair value of our common stock as of May 22, 2007 was estimated at $0.75 per share; therefore, the fair value of our common stock of $0.75 per share was used for accounting purposes. The option awards granted during this period had an exercise price of $0.75 per share.

December 2007, January 2008 and February 2008.  During the fourth quarter of 2007, we raised approximately $15.0 million through a follow-on round of Series G convertible preferred stock financing priced at $0.86 per share. Since there was a significant change in our business and a significant amount of option awards were granted during this period, we conducted a contemporaneous valuation analysis as of October 11, 2007. The fair value of our common stock as of October 11, 2007 was estimated at $0.64 per share, and contemplated the completion of the follow-on round of preferred stock financing completed during October and November 2007. The decrease in FMV reflected the rights and privileges carried by the additional Series G Preferred Stock. Since no material changes to our business occurred after the valuation date through the end of February 2008, the fair value of $0.64 per share was used for accounting purposes during this period. The option awards granted during this period had an exercise price of $0.75 per share.

March 2008.  We conducted a contemporaneous valuation analysis as of March 31, 2008. The fair value of our common stock was estimated at $0.60 per share. No option awards were granted during this period.

May and June 2008.  We conducted a contemporaneous valuation analysis as of May 1, 2008. The fair value of our common stock was estimated at $0.68 per share. Since no material changes to our business occurred after the valuation date through the end of June 2008, the fair value of our common stock of $0.68 per share was used for accounting purposes during this period. The option awards granted during this period had an exercise price of $0.75 per share.

Under SFAS No. 123R, we calculated the fair value of the stock option grants using the Black-Scholes option pricing model. The fair value of the stock options was based on the following assumptions:

	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2006	2006	2006	2007	2007	2007	2007	2008	2008

Expected term (in years)	5.85	5.85	5.85	5.89	5.95	5.97	5.91	5.95	5.95
Risk-free interest rate	4.65%	4.65%	4.65%	4.51%	5.04%	4.27%	3.62%	2.67%	3.48
Expected volatility	61%	61%	61%	56%	56%	58%	57%	58%	63%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%

The expected term of options granted was determined using the weighted average period the stock options were expected to remain outstanding. The options’ vesting terms, contractual terms and historical information concerning exercises, vesting and cancellations were used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The estimated volatility rate was calculated based on selected companies in similar markets, due to a lack of historical information regarding the volatility of our stock. We will continue to analyze the historical stock price volatility as more historical data for our common stock becomes available. The risk-free rate assumption was based on U.S. Treasury instruments whose term was consistent with the expected term of our stock options. The expected dividend assumption was based on our history and expectation of dividend payouts.

Using the Black-Scholes option pricing model, we recorded non-cash stock-based compensation expense related to employee stock options granted of approximately $118,000 in 2006, approximately $508,000 in 2007 and approximately $369,000 for the six-month period ended June 30, 2008.

Warrants

Effective October 1, 2005, we accounted for warrants that are exercisable into redeemable preferred shares issued in connection with financing arrangements in accordance with FASB Staff Position 150-5, or FSP 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, and, accordingly, classified these warrants as liabilities. The estimated fair value of warrants classified as liabilities is adjusted for changes in estimated fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings.

We selected the Black-Scholes option pricing model to determine the fair value of warrants. The determination of the fair value using this model is affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the expected term of the warrant, risk-free interest rates, and the estimated fair value of the underlying preferred stock. The expected term used was equal to the remaining contractual term of the warrants. As we have been operating as a private company since inception, we were unable to use our actual stock price volatility data. Therefore, we estimated the volatility of the underlying stock based on historical stock prices of comparable medical device companies. Historical price volatilities of these companies were evaluated over a period of time equal to the expected term of the warrants. The risk-free interest rates were based on U.S. Treasury zero-coupon rates in effect at each reporting period with terms consistent with the expected term of the warrants.

The fair value of the underlying preferred stock at June 30, 2008 was determined by our board of directors with input from management based upon several factors, including external financings, key events and milestones in the Company’s growth, performance compared to established targets, risk factors, and the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS No. 109. Under this method, we determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. As of December 31, 2007, we had deferred tax assets amounting to $59.6 million of which $53.0 million was attributable to federal and state net operating loss carryforwards. Under SFAS No. 109, a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including our past and future performance, the market environment in which we operate, the length of carryforward periods and annual carryforward limitations due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Accordingly, we have established a full valuation allowance against our deferred tax assets as of December 31, 2006 and 2007, and as of June 30, 2008 to reflect the uncertainty of realizing the deferred tax benefits, given our historical losses.

Our valuation allowance contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, the length of carryforward periods and evaluation of potential tax planning strategies. If our performance or market conditions were to significantly deviate from our expectations or if the length of carryforward periods and/or the amount of annual loss carryforward available to us was limited due to an “ownership change” triggered by the initial public offering of our stock, or for any other reason, our income tax provision could be adversely affected.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN 48. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN 48 became effective for us on January 1, 2007. The effect of adopting FIN 48 on January 1, 2007 resulted in no FIN 48 liability on our balance sheet. We had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit us for the year of inception through the current period. Interest and penalties are zero, and our policy is to account for interest and penalties in tax expense on the income statement. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at June 30, 2008, and we do not expect any material changes in the next twelve months.

We have not made any material change in the accounting methodology used to calculate our valuation allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our valuation allowance for the foreseeable future. However, if our estimates regarding the valuation allowance are inaccurate, we may be exposed to losses or gains that could be material. We expect to continue to maintain a full valuation allowance against our deferred tax assets until an appropriate level of profitability is achieved and sustained, or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. In February 2008, the FASB issued Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13, which amends SFAS No. 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, Accounting for Leases. In February 2008, the FASB also issued Staff Position 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 until the first quarter of fiscal 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, we implemented SFAS No. 157 for our financial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS No. 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. The adoption SFAS No. 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) Business Combinations, or SFAS No. 141R. SFAS No. 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS No. 141R also requires that acquisition-related costs be recognized separately from the acquisition. SFAS No. 141R will become effective for us on January 1, 2009. We are currently evaluating the impact that SFAS No. 141R will have on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 will become effective for us beginning in the first quarter of 2009. We are currently evaluating the impact that SFAS No. 160 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, or SFAS No. 161. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We do not expect the adoption of SFAS No. 161 to have a significant impact on our consolidated financial statements.

BUSINESS

Overview

We develop, manufacture and commercialize premium compact ultrasound systems that are used for diagnostic imaging across a wide range of clinical applications and settings. Our current product platform, the z.one ultrasound system, is based on our unique data acquisition and image formation technology that we refer to as Zone Sonography. Our proprietary, software-based technology acquires large quantities of image data very quickly in relatively few “zones,” in contrast to the line-by-line acquisition method of conventional hardware-based ultrasound systems. Zone Sonography technology acquires ultrasound data up to ten times faster than conventional systems, which enables our z.one ultrasound system to provide premium image quality, performance and features, as well as advanced image processing capabilities. In addition, since our z.one ultrasound system is software-based, we can easily provide frequent upgrades with customer-driven product advancements. By purchasing our z.one ultrasound system, customers can maintain a state-of-the-art ultrasound system and add new clinical applications and advanced image processing capabilities in a timely and cost-effective manner, resulting in an attractive total cost of ownership. Our proprietary technology is supported by a substantial intellectual property portfolio of 27 issued U.S. and foreign patents. We received U.S. Food and Drug Administration, or FDA, 510(k) clearance in September 2002 and shipped our first commercial z.one ultrasound system in March 2005.

Our software-based architecture allows us to minimize hardware components in our z.one ultrasound system, making it small and light without compromising premium image quality, performance or features. Our z.one ultrasound system converts, at the touch of a button, from a small and light full-featured cart into a premium compact ultrasound system, optimizing its versatility in a variety of clinical settings, without sacrificing image quality and performance. Our premium compact ultrasound system is a self-contained, 5 1/2-pound, laptop-sized scan engine and is the key component of our z.one ultrasound system. Unlike our system, conventional cart-based ultrasound systems require a significant amount of hardware to produce premium image quality, performance and features and weigh between 300 and 400 pounds, making them difficult to move to a patient’s bedside or use in places where space is limited. Conventional hand carried ultrasound, or HCU, systems contain less hardware and weigh 11 pounds or less, providing point of care imaging and ease of use, but typically sacrifice image quality, performance and features. Accordingly, we believe that our z.one ultrasound system is actually combining benefits of two ultrasound systems in one, overcoming the conventional tradeoff between premium image quality, performance and features versus greater portability and ease of use.

We sell our z.one ultrasound system in the United States through a direct sales force and internationally through a combination of distributors and direct sales personnel. In 2006, we were awarded a contract to supply the Kaiser Permanente hospital system, or Kaiser, a leading U.S. health care organization, with premium compact ultrasound systems. This contract was renewed in the fall of 2007 for an additional two years. In addition, we entered into a distribution arrangement in March 2006 with Fuji Photo Film Co., Ltd., which was succeeded by FUJIFILM Corporation, or Fuji, a photographic and imaging company, to distribute our system in Japan. Since we launched our original z.one ultrasound system in March 2005 through June 30, 2008, we have shipped over 1,300 z.one ultrasound systems. In addition to our system sales, we generate recurring revenue through service arrangements with our customers, which provide access to new clinical applications and new advanced image processing capabilities, service, and accessories, such as our family of proprietary handheld probes, called transducers.

We were formed as a Delaware corporation under the name NovaSonics, Inc. in April 1999 and changed our name to ZONARE Medical Systems, Inc. in October 2002. We remained a development stage company until we shipped our first commercial system in March 2005.

Medical Ultrasound Industry Overview

Imaging is a critical element of medical diagnosis. With continued technological advances enabling improvements in diagnostic image quality, imaging is being used more frequently and to address complex disease states. Medical imaging modalities include ultrasound, computed tomography, or CT, magnetic resonance imaging, or MRI, nuclear medicine and X-ray. The selection of an appropriate imaging modality for a specific diagnostic procedure is based on a variety of factors, including the particular part of the body or type of tissue to be studied, the status of the patient, the required image quality, the need for static versus real-time imaging and the cost of the imaging procedure. Ultrasound is widely used because it is effective at imaging many different parts of the body and tissue types, can be portable, provides real-time imaging and is cost-effective relative to other imaging modalities. In addition, ultrasound does not expose patients to potentially harmful radiation that is present in CT, nuclear medicine and X-ray. According to estimates by InMedica, a market research company that focuses on the medical devices industry, worldwide ultrasound systems sales were $4.4 billion in 2006, excluding upgrades and services, and are expected to grow to $5.7 billion in 2010, representing a compounded annual growth rate of approximately 6.5%.

Ultrasound systems use non-invasive sound waves to produce dynamic, real-time images. To generate an ultrasound image, a clinician places a transducer on a patient’s skin near the area of the body to be viewed. The transducer transmits and then receives the sound waves as they are reflected by tissues and fluids in the body. The ultrasound system processes these sound waves into electrical signals and produces an image on a display screen. Ultrasound imaging involves two primary steps:

•	Data Acquisition. Data acquisition is the reception of the sound waves reflected from tissues and fluids in the body. In conventional ultrasound systems, data acquisition is driven by a hardware component known as a beamformer. The beamformer controls the amplitude, frequency and duration of the sound wave pulses sent from the transducer and focuses and processes the sound waves received. In order to acquire data, a clinician uses a transducer to send sound waves through the body to a targeted area. The transducer sends a single sound wave through the body to a targeted area, which bounces back to the transducer. Once this occurs, the transducer sends and receives another sound wave. This process is repeated hundreds of times per second, in a line-by-line, sequential order, until the data is acquired. This method used for data acquisition has generally remained the same since the introduction of ultrasound technology.

•	Image Processing and Display. As each piece of sound wave data is acquired, it is processed by the ultrasound system into a real-time image. In most conventional ultrasound systems, each piece of data is processed as it is acquired and formed into a two-dimensional grayscale image, which is then optimized by adjusting the amplification of sound wave data, or gain, and adjusting brightness, at which point the data is discarded. Advanced image processing can also be applied to the grayscale image, such as combining sound wave data from several different angles or frequencies to produce border and tissue differentiation in images, and combining the two-dimensional grayscale image with the ability to see and hear blood flow through vessels simultaneously. After the ultrasound system acquires the data line-by-line, it has a limited amount of remaining time to extract and analyze the additional information necessary for advanced image processing before the next set of data must be processed without compromising image quality or system performance.

Clinicians have different ultrasound needs based on their diagnostic requirements for image quality, performance and features, the patient care environment and the portability required of a system. For example, clinicians in radiology and vascular departments of hospitals and large clinics demand premium image quality, performance and features. These clinicians value maximum versatility to handle all clinical situations and are generally less price sensitive. We believe that as clinicians in radiology, vascular and other departments of hospitals and large clinics discover that their image quality and other requirements can be met in a premium compact ultrasound system, they will demand such an ultrasound system. Clinicians in emerging ultrasound markets, such as emergency medicine and anesthesiology, value greater portability, ease of use and cost-effectiveness. We believe that as these clinicians in emerging markets become more knowledgeable and experienced using ultrasound, they will also demand a premium compact ultrasound system.

Traditionally, there have been two distinct ultrasound product segments addressing these different needs:

•	Cart-Based Systems. Most conventional cart-based ultrasound systems found in hospitals and large clinics today are large machines, typically weighing between 300 and 400 pounds, consisting of a large central hardware system containing a hardware beamformer, a full keyboard and a large video display. These conventional cart-based systems, which typically offer premium image quality, performance and features, are used most often in radiology, vascular, cardiology and high-risk obstetrics and gynecology, or OB/GYN, where a highly trained clinician performs an examination in a centralized imaging department, such as a hospital’s radiology department. Due to their size, they are difficult to bring to a patient’s bedside or to use in settings where space is limited. In addition, they are relatively expensive to produce and sell, often selling between $100,000 and $150,000 per system. In addition to these premium cart-based systems, there are other cart-based systems that are lower priced and have lower image quality and performance, used predominantly for less demanding clinical applications such as routine OB/GYN. According to InMedica, cart-based systems represented approximately 90% of ultrasound system sales worldwide in 2006.

•	Hand Carried Ultrasound Systems. HCU systems were developed to address the portability limitations of conventional cart-based systems. HCU systems are small systems, typically weighing 11 pounds or less. HCU systems enable point of care imaging, for example at a patient’s bedside, and clinicians generally find them easy to use. Due to their small size, however, they sacrifice image quality and performance and have limited features, including small screens and simple user interfaces. They are often priced significantly less than a cart-based system, generally selling for under $50,000 per system. In addition to the patient’s bedside, these systems are primarily used in emergency departments and physician offices where battery-operation and greater portability are highly valued. According to InMedica, sales of HCU systems totaled $400 million in 2006, representing approximately 10% of ultrasound system sales worldwide. Sales of HCU systems represent the fastest growing segment of the ultrasound imaging market, growing 40% in 2006. By 2010, this segment is projected to double to over $1 billion, representing 20% of the overall ultrasound market worldwide.

Limitations of Conventional Ultrasound Systems

Both cart-based systems and HCU systems utilize the same conventional, hardware-based beamformer technology for data acquisition, which results in a number of limitations:

•	Data Acquisition Constraints Limit Image Processing and Formation. The image quality and system performance of a conventional system is determined by the hardware beamformer, which transmits and receives sound waves on a line-by-line basis, processes the data as it is acquired and then typically discards it immediately afterwards. The speed at which ultrasound systems acquire this image data is limited by the speed of sound through the body and the number of lines required to produce images. Line-by-line data acquisition leaves little time to extract and analyze additional information before the next set of data must be acquired without compromising image quality or system performance. Advanced image processing capabilities and improvements in image quality require more data, analysis and processing time. Because conventional ultrasound systems have this inherent time constraint for acquiring image data, technological advancements in digital processing power do not increase the speed at which conventional ultrasound systems acquire image data. Therefore, we believe there are opportunities for significant improvements in image quality and system performance in current, conventional ultrasound systems.

•	Trade-off Between Image Quality and Portability. Image quality, performance and features of a typical conventional system are directly related to the amount of hardware, and therefore the size of the system. In order to attain greater portability and ease of use, HCU systems are designed to be small and contain less hardware. Consequently, HCU systems typically sacrifice image quality, system performance and features. In order to attain premium image quality, performance and features, conventional cart-based ultrasound systems contain significant hardware and are large and heavy. Such large cart-based systems cannot easily be used in a number of clinical settings, such as crowded environments like an intensive care unit, or for examining patients who cannot be moved to a centralized imaging department. In addition, when a clinician is forced to move a conventional cart-based ultrasound system, the system must be connected to a power source and restarted, limiting how quickly and efficiently it can be moved and utilized in various locations.

•	High Cost of Ownership Due to Reliance on Hardware. Conventional beamformer-based systems rely on custom-designed integrated circuits. Cart-based systems are typically expensive to purchase and upgrade due to the inherent cost and time required to develop, test and produce the custom hardware. As a result, many conventional ultrasound system providers are slow to respond to customers’ demands for new features and clinical applications. Upgrades or advancements in system performance or capabilities, such as adding new clinical applications for cardiology, generally require buying expensive new hardware or, in many cases, buying an entirely new system. In addition, cart-based systems are costly to operate because they use significant power. Cart-based systems are also expensive to maintain because these systems typically must be serviced in person by a technician. Like cart-based systems, the cost of ownership of HCU systems is high because in order to upgrade the HCU system, it often must be replaced. As a result, clinicians may be unable to maintain a state-of-the-art cart-based or HCU systems without incurring significant additional costs.

Historically, there has been no ultrasound system to bridge the gap between the premium image quality, system performance and features offered by cart-based systems and the portability, ease of use and cost-effectiveness offered by HCU systems. We believe the ultrasound industry has recognized the significant market opportunity for ultrasound systems that combine these qualities, as many cart-based competitors have begun to offer models that promise portability and ease of use, while providers of HCU systems are offering compatible carts. We believe, however, that these systems all share a fundamental constraint in their ability to provide a premium compact offering, because they depend on conventional hardware-based beamforming technology. We believe we provide a premium compact ultrasound system that enables clinicians to bring the diagnostic confidence of a premium cart-based system to a patient’s bedside.

The ZONARE Solution

Our z.one ultrasound system, incorporating our proprietary Zone Sonography technology, combines cart-based premium image quality, performance and features, as well as advanced image processing capabilities, with HCU portability, ease of use and cost-effectiveness. Because our z.one ultrasound system is software-based, it is much smaller and lighter than conventional cart-based systems. When used in its cart mode, our z.one ultrasound system has greater portability, as it is approximately one-half the footprint and one-third the weight of many conventional cart-based systems and can be easily brought to a patient’s bedside. In addition, our z.one ultrasound system converts, at the touch of a button, from a small and light full-featured cart into a premium compact ultrasound system, optimizing its versatility in a variety of clinical settings, without sacrificing image quality or performance. Our z.one ultrasound system is also upgradeable over the internet with new software in response to evolving customer needs, emerging clinical applications and advanced image processing capabilities without the need to replace any hardware. This allows us to provide fast, frequent and cost-effective advancements to our customers.

We believe our proprietary software-based Zone Sonography technology provides numerous advantages that set it apart from conventional ultrasound systems, including:

•	Innovative Data Acquisition and Image Processing Technology Delivers Premium Image Quality, Performance and Features as well as Advanced Capabilities. Faster data acquisition and unique image processing enable our z.one ultrasound system to provide premium image quality, performance and features as well as advanced image processing capabilities without the limitations of conventional ultrasound systems. Our proprietary, software-based Zone Sonography technology captures large amounts of data in a relatively small number of “zones,” rather than the line-by-line acquisition performed by conventional, hardware-based beamformer technology. With Zone Sonography, data acquisition time is up to ten times faster than many conventional systems. Because our system captures the same amount of data in a few zones rather than many lines, and does not discard the data but aggregates and stores it, our speed of data acquisition and image formation are not directly limited by the speed of sound propagation in the body. This allows our z.one ultrasound system to extract more diagnostic information by analyzing and processing the data in an iterative fashion using proprietary algorithms. In addition, the software-based architecture of Zone Sonography provides a building block approach in which each advancement builds on the platform’s foundation. This architecture allows us to incorporate advancements in our system in a cost-effective manner. We believe that improvements in our Zone Sonography technology will allow us to offer clinical applications, advanced image processing capabilities and features that are available on our competitors’ systems, such as advanced cardiac capabilities and extended field of view imaging. We believe the attributes of Zone Sonography may enable improvements in image quality and new advanced image processing capabilities including the potential for true, real-time premium quality and fully diagnostic three-dimensional/four-dimensional, or 3D/4D, imaging, which we do not currently offer. In addition, because our z.one ultrasound system uses software to acquire data and process the image, we believe that future increases in software processing speed and efficiency through advances in processing power of digital signal processors, or DSPs, will further advance the performance of our z.one ultrasound system through hardware upgrades or new systems.

•	Cart-Based Image Quality, Performance and Features with HCU Portability and Ease of Use. Our proprietary, software-based ultrasound system provides the premium image quality, performance and features of a cart-based system and the greater portability and ease of use of an HCU system, while overcoming the inherent limitations of both. Zone Sonography technology eliminates the traditional tradeoff by being software-based and capturing data in zones, which results in faster data acquisition and more diagnostic information, and the ability to package the system in a small configuration with greater portability. Our system incorporates our 5 1/2-pound, laptop-sized scan engine, which is docked into a full-featured cart, complete with a large monitor and complete user interface, making our z.one ultrasound system actually two systems in one. Our cart-based system weighs between 110 pounds and 187 pounds, depending on the configuration, has a footprint as little as half the size of many conventional cart-based systems, starts up in less than 15 seconds, and, if equipped with a battery, can be moved from patient to patient without shutting down or rebooting. Clinicians have the ability to alternate between full-featured cart mode and our 5 1/2 pound premium compact mode at the touch of a button without losing data or restarting the system. The combination of premium image quality, performance and features, greater portability and ease of use enables our z.one ultrasound system to compete favorably with the conventional cart-based systems in their traditional markets as well as the emerging markets currently served by HCU systems.

•	Lower Cost of Ownership for a Premium System. Our z.one ultrasound system is cost effective to purchase, upgrade and service. It costs less than most premium cart-based ultrasound systems with comparable image quality, performance and features. The software-based architecture of our z.one ultrasound system and our use of off-the-shelf hardware components enable us to offer a lower purchase price to our customers. Additionally, our customers can take advantage of the convertibility of our z.one ultrasound system and avoid the cost of purchasing both HCU and conventional cart-based ultrasound systems. As our z.one ultrasound system is modular, hospitals and clinics can implement ultrasound services in multiple locations or departments without having to purchase multiple scan engines. In addition, our system uses less power and generates less heat than conventional cart-based ultrasound systems, reducing the cost of operation. Service is similarly cost-effective. We also have the ability to perform any software maintenance quickly over the internet or phone, significantly reducing the inconvenience and possible impact of ultrasound system downtime on the hospital’s patient care and revenues, while the scan engine can be replaced, if needed, within 24 hours. Customers can download upgrades, new clinical applications and advanced imaging processing capabilities over the internet without the need to replace hardware, which allows for faster, more frequent and less expensive system advancements. Because many of our customers are not familiar with performing software maintenance and upgrades with other ultrasound systems, our service offering also provides on-site technical support to assist our customers at their request. Customers have been able to receive system advances multiple times each year, allowing them to maintain a state-of-the-art system in a timely and cost effective manner.

Our Strategy

Our goal is to establish our premium compact ultrasound system as the preferred ultrasound solution for hospitals and large clinics worldwide. To accomplish this goal, we plan to design, develop, commercialize and sell ultrasound systems that are broadly recognized as the most advanced, innovative and easily upgradeable systems available. To increase our market share in current and emerging ultrasound market segments, we are pursuing the following strategies:

•	Focus Exclusively on Providing High Diagnostic Confidence, Customer-Centric Ultrasound Systems. Our sole focus is to provide a customer-driven, premium compact ultrasound system that delivers the highest diagnostic confidence available on the market today. We devote our resources to developing, building and marketing innovative customer-centric ultrasound systems. This focus will allow us to continue to be responsive and innovative with unique and proprietary solutions as our customer needs evolve and new clinical applications and new advanced image processing capabilities emerge.

•	Target the Most Demanding Segments of Ultrasound Markets. We target the most demanding segments of the ultrasound market. These segments include radiology (including interventional radiology), vascular, cardiology and high-risk OB/GYN departments of hospitals and large clinics, all of which traditionally have been targeted by providers of premium cart-based ultrasound systems. These segments represented approximately 80% of the $4.4 billion worldwide ultrasound market in 2006. We believe clinicians in these segments will influence clinicians in other departments of hospitals and large clinics, who will discover their requirements can be met in a premium compact ultrasound system and will demand a system such as ours. In addition, clinicians in these departments influence clinicians in emerging markets, who value greater portability and ease of use, and which are often targeted by HCU system providers. We believe that these emerging market clinicians will prefer our z.one ultrasound system as they become more experienced in ultrasound imaging and become aware of the benefits associated with Zone Sonography.

•	Use Our Software Technology to Innovate Quickly and Frequently. We intend to continue to use our technology to frequently provide innovative clinical solutions to our customers. As clinicians use ultrasound more frequently and to address complex disease states, they will demand new clinical applications and advanced image processing capabilities. We intend to meet those demands by using our unique, software-based architecture to improve the image quality and performance of our z.one ultrasound system and add new clinical applications, advanced image processing capabilities more quickly and cost-effectively than conventional hardware-based, ultrasound systems.

•	Leverage Increases in Processing Power to Continue to Improve the Performance of our Ultrasound System. We plan to continue to leverage advances in the processing capability and power of off-the-shelf DSP chips enabling our software to run faster and more efficiently, improving the performance of our system. As a result, we will continue to develop and implement new clinical applications and advanced image processing capabilities that require greater processing power and introduce new products in a cost-effective manner enabling customers to maintain a state-of-the-art ultrasound system. For example, 3D/4D imaging, which currently has limited resolution due to conventional ultrasound’s slower acquisition times, could be developed into real-time, premium quality and fully diagnostic 3D/4D imaging, which would allow for an information-rich, and more thorough, diagnostic image.

•	Expand Our Innovative Customer Service Offerings to Drive Recurring Revenues. We intend to continue to build our unique service offering. We have developed a software-based architecture that allows us to provide fast, convenient access to new clinical applications and new advanced image processing capabilities, service and accessories by internet, phone or overnight courier, all of which reduces our costs and enables our customers to maintain a state-of-the-art ultrasound system without conventional system downtime. As a result of the value this provides to our customers, service is a distinct, recurring and growing part of our revenues. Our experience in selling service contracts is that approximately 64% of our U.S. customers purchase a service contract after the expiration of the initial 12-month warranty included with a system purchase.

Our Products and Services

Our z.one ultrasound system uses our proprietary, software-based Zone Sonography technology to provide premium image quality, performance and features and uses off-the-shelf integrated circuits produced by companies such as Texas Instruments. Each system consists of our scan engine docked into one of our three fully-featured carts: the SmartCart, the miniCart or the SuperCart. Our scan engine weighs 5 1/2 pounds and is interchangeable with any of our three carts, creating a modular system allowing our customers to implement ultrasound services throughout multiple locations or departments without having to purchase multiple units. Our scan engine and cart combinations enable customers to convert, at the touch of a button, our z.one ultrasound system from a cart-based system into a premium compact ultrasound system with the premium image quality, performance and features comparable to that of substantially larger conventional cart-based systems. In its cart-based configuration, our z.one ultrasound system is approximately one-half the footprint and one-third the weight of many conventional cart-based ultrasound systems. Our family of transducers, which support a wide array of imaging applications, is compatible across our full line of z.one ultrasound systems.

Our system contains advanced image processing capabilities, such as our patented automatic image optimization with ZST, or Auto-Opt with ZST, which instantly equalizes tissue gain and brightness, automatically adjusts for each individual’s unique body type and fully optimizes the ultrasound image in real time at the touch of a button, allowing any ultrasound clinician to achieve consistent automatic image optimization on each patient. Our Auto-Opt with ZST allows clinicians to focus more time on patient examination and not on manipulation of ultrasound system controls, which can shorten examination time and improve work flow. In addition, as more non-traditional customers begin to use ultrasound, we believe automatic image optimization is being seen as an important feature to achieving diagnostic confidence in examinations. Our system is also compatible with Digital Imaging and Communications in Medicine, a medical imaging standard system that allows customers to exchange information over a hospital’s network. Our system is ergonomically designed and is adjustable in height to accommodate individual scanning preferences. We offer a family of nine transducers to support the wide variety of clinical applications for which our system is used. Since the commercial shipment of our first ultrasound system, the z.one system, in 2005, we have introduced a new z.one ultrasound system and a major software upgrade each year, numerous software advancements each year and seven new transducers over the last two years.

z.one ultra System.  We introduced our flagship z.one ultra system in early 2007. The system combines our scan engine with our SmartCart and, combined, weighs 125 pounds and features numerous customer-recommended system advances. The system incorporates a 19-inch high resolution flat screen monitor mounted on an articulating arm and offers customers a full viewing angle. The system includes a full-size keyboard and full featured user interface, which can be modified and expanded by software upgrades while retaining familiarity to customers. The 120 gigabyte internal hard drive provides image storage capabilities for demanding workloads. In addition, there are multiple USB connections for external storage, peripheral devices and networking connectivity. The system also features our unique high definition multimedia interface and digital video interface, or HDMI/DVI port, which provides high quality digital video output. Onboard DVD image capture is ideal for archiving images and collecting teaching files. The system’s cart-based configuration offers an optional battery power pack, which provides up to three hours of continuous scanning operation. The z.one ultra is also environmentally friendly. The system uses as little as one-tenth the power and generates much less heat than many conventional ultrasound systems, resulting in decreased use of electricity and air conditioning and less greenhouse gas emissions, increasing cost savings to our customers and contributing to a cleaner environment.

z.one mini System.  The z.one mini system, introduced in 2006, is designed for crowded clinical settings, such as emergency departments, private offices or interventional radiology suites. It combines our scan engine with our miniCart, weighing only 110 pounds in its cart-based configuration. The z.one mini system features a full-size keyboard for easy annotation and patient data entry and a unique integrated touch screen interface. The FastKey Menu on the scan engine offers a set of self-programmable buttons, or soft keys, which allow access to specific applications, such as OB/GYN, at the touch of a button on the screen and enables customers to speed up exam times as compared to HCU systems. Other features include a security lock for the scan engine and a multifunction connector, or QuikConnect, enabling digital video and USB capabilities for image archive to a memory stick or connecting optional peripheral items like external printers and monitors or connection to a network.

z.one System.  Our original ultrasound system, the z.one system, launched in 2005, provides an attractive and economical alternative for practices that do not require the advanced image processing capabilities of our z.one ultra system. The system combines our scan engine with our SuperCart and weighs 187 pounds. The cart-based configuration has a full featured user interface like those in a conventional ultrasound system. The system features a 13-inch flat panel display designed for ambient light conditions, is easy to position and collapses for convenient transport. The backlit keyboard is ergonomic and can be used in dimly-lit exam rooms. Images are stored on a removable USB memory stick that allows customers to archive and transfer their work. There is also a video output for recording studies on external media.

Transducers.  We have introduced customer-centric transducers each year since the introduction of our z.one ultrasound system. Each of our innovative transducers supports multiple clinical applications, complementing our premium compact ultrasound solution. Our multiple-application transducers allow clinicians to perform more varied examinations using fewer transducers than most conventional ultrasound systems. In addition, each of our transducers is compatible across our full line of z.one ultrasound systems. Also, our transducers’ ergonomic and lightweight designs promote enhanced imaging technique and operator comfort.

Software Upgrades and Hardware Maintenance

We generate recurring revenue through service arrangements with our customers. Under our standard service contract, our customers receive system maintenance, access to our help desk, software upgrades, access to new clinical applications and new advanced image processing capabilities to maintain a state-of-the-art ultrasound system and discounts on accessories such as transducers or a battery pack. In the United States, approximately 64% our customers purchase a service contract after the expiration of the initial 12-month warranty included with a system purchase. In addition, when we develop new clinical applications, such as transcranial imaging, or new advanced image processing capabilities, such as our patented automatic optimization, we sell them to our customers as a separate option.

Software Upgrades.  Software upgrades to our z.one ultrasound system are regularly developed and delivered to our customers. This enables a customer-driven upgrade cycle over the life of our system as compared to most conventional hardware-based ultrasound systems whose upgrades are driven by manufacturing and engineering of custom hardware. Upgrades for conventional systems generally have higher development costs, require a longer time to market and are more expensive. Increases to the performance of our system via software upgrades are delivered quickly and easily to our customers over the internet, without the need for a technician visit to the customer site or replacing any hardware. Because many of our customers are not familiar with performing software maintenance and upgrades with other ultrasound systems, our service offering also provides on-site technical support to assist our customers at their request. Using our software-based architecture, we have released two major software upgrades and several software advances since the launch of our z.one ultrasound system in 2005 that enable our customers to maintain a state-of-the-art ultrasound system.

Hardware Maintenance.  Our hardware service approach is designed to maximize customer support while minimizing costs to the customer. We have designed a service infrastructure that allows us to provide rapid service by internet, phone or overnight courier. Most maintenance matters can be handled over the telephone by our trained technical staff and scan engines that require service can be sent to us for repair and be exchanged for a loaner via overnight courier within 24 hours. Our rapid maintenance reduces the inconvenience and revenue impact of system downtime. Our approach also reduces the size of our own field service organization. We handle the majority of service operations with our headquarters staff and our staff in Europe. For the occasions when on-site service is required, we have an arrangement with third parties to provide on-site service. For certain new clinical applications and new advanced image processing capabilities that require new clinical hardware, we can provide the hardware to our customers via overnight courier. For example, since the initial launch of our z.one ultrasound system, we released a next generation DSP for our scan engine, reducing costs while increasing our scan engine’s processing power to provide for improved image quality and system performance as well as advanced image processing capabilities.

Sales and Marketing

We focus our sales and marketing efforts on increasing awareness of our products among ultrasound customers in hospitals and large clinics in the markets we target as well as senior sales contacts with large healthcare organizations. Our sales and marketing strategy targets the most demanding ultrasound customers in hospitals and large clinics. We believe these customers require premium image quality, performance and features, and often influence customers in market segments where we currently do not focus but may target in the future. We believe that the premium image quality, performance and features with greater portability and ease of use, as well as clinical versatility, convertibility and upgradeability of our system will continue to differentiate us from our competitors and will allow us to begin to market and sell our system to new market segments, including cardiology, and emerging markets, such as anesthesiology. We believe that the requirements of each of the most demanding segments of the market and emerging markets can be met by a single premium compact offering, our z.one ultrasound system.

We sell our z.one ultrasound system in the United States through a direct sales force and internationally through a combination of distributors and direct sales personnel. In the United States, we have five sales regions, each serviced by a sales manager, sales representatives and clinical application specialists. Our sales managers and representatives introduce our system to potential customers and guide them through the sale process, while our clinical application specialists demonstrate our products to potential customers in a clinical environment. We believe the level of support offered by our direct sales force and clinical application specialists has been an important factor in our sales success. We market and sell our products into international markets through our international subsidiaries in Germany, United Kingdom, Sweden and Canada and our distributors in Europe, Asia, Australia, New Zealand, the Middle East, Africa and Latin America. Please see Note 12 to our consolidated financial statements for a summary of geographic information related to revenue.

In 2006, we entered into an arrangement with Broadlane, Inc., or Broadlane, a group purchasing organization, to supply our z.one ultrasound system to Broadlane’s members at certain committed price levels that are subject to prospective adjustment for changes in the market price of our z.one ultrasound system. The agreement with Broadlane was amended in August 2007 and expires April 30, 2009. Either party may terminate the agreement by a written notice upon a material, uncured breach by the other party upon 30 days written notice of the material breach.

Through the Broadlane arrangement, we were awarded a contract in 2006, which was amended in August 2007 and November 2007, with KP Select, Inc., or KP Select, an affiliate of Broadlane, to supply our z.one ultrasound system to Kaiser Permanente, or Kaiser, a leading U.S. health care organization. Under the agreement, we agreed to supply our z.one ultrasound system to Kaiser at certain prices as long as Kaiser complies with its commitment to purchase from us a certain percentage of its total quarterly requirements for ultrasound systems substantially similar to ours. The contract was renewed in the fall of 2007 for an additional two years. Either party may terminate the agreement by a written notice upon a material, uncured breach by the other party upon 30 days written notice of the material breach, and KP Select may terminate the agreement for convenience upon 90 days notice.

In addition to Kaiser, we have also sold our z.one ultrasound system to other large healthcare organizations such as Tenet Healthcare Corporation, a healthcare services company, Ascension Health, the largest U.S. Catholic and nonprofit health system, and Health Alliance, an integrated health care delivery system, through the Broadlane arrangement.

In 2006, we entered a distribution arrangement with Fuji to distribute our z.one ultrasound system in Japan. Under the agreement, which was amended in January 2006 and May 2007, we agreed to sell our z.one ultrasound system in Japan only through Fuji as long as it performs in compliance with the agreement. The agreement contains commitments by Fuji to make minimum quantities of purchases for the first two years with future minimum purchase commitments to be mutually agreed to between us and Fuji, which we negotiate annually. The Fuji agreement expires on December 31, 2010, with automatic renewals for subsequent one year periods upon agreement of minimum purchase commitments for each subsequent period. Either party may terminate the agreement upon a material, uncured breach by the other party upon 30 days written notice.

In addition to our system sales, we offer service arrangements to our existing customers which provide access to new clinical applications and new advanced image processing capabilities, service, and purchases of accessories such as our family of proprietary transducers, used to support a wide array of imaging applications.

Research and Development

Product development activities have comprised the majority of our activities and expenditures since we started the company in 1999 and we continue to conduct research, development and engineering activities. As of July 31, 2008, we employed 36 engineers and support staff dedicated to the development of our software-based system. Our research and development expenses totaled $6.8 million, $8.2 million and $7.5 million in 2005, 2006 and 2007, respectively. We intend to continue to invest in our software based architecture, which we believe will allow us to develop new solutions more quickly and cost-effectively than many conventional hardware based systems. At the same time, we intend to upgrade our installed base with new clinical capabilities, transducers and new advanced image processing capabilities and develop new products focused on the expansion of our current ultrasound platform.

Patents and Intellectual Property Rights

Our success depends in large part on our proprietary products and technology under which we seek protection from a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties. We require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information.

We are committed to developing and protecting our intellectual property and, where appropriate, file patent applications to protect our technology. As of July 31, 2008, we held 24 U.S. patents relating to various aspects of our products, including Zone Sonography, convertible ultrasound, transducer technology and ultrasonic signal processing methods. As of July 31, 2008, we held 3 foreign patents relating to our products and we currently have numerous patent applications pending both in the United States and abroad. The term of any issued patent in the United States is 20 years from its filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our U.S. patents have a remaining term of between 8 and 17 years. Our foreign patents have a remaining term of between 12 and 14 years. Our present and future patents may provide only limited protection for our system or technology and may not be sufficient to provide competitive advantages to us. Furthermore, we cannot assure you that any patents will be issued to us as a result of our patent applications.

We hold a number of registered and unregistered trademarks, service names and domain names that are used in our business in the United States and overseas. Generally, federally registered trademarks offer protection for renewable terms of 10 years so long as the trademark continues to be used in commerce. Our trademarks have a remaining term of between 5 and 14 years.

Manufacturing and Assembly

Our products are produced in accordance with the FDA’s Quality System Regulations, or QSR, and International Standards Organization, or ISO, standards. Our manufacturing facility in Mountain View, California is registered with the FDA and is ISO 13485:2003 certified. We had our first QSR inspection in the fourth quarter of 2007. No objectionable observations were noted.

We currently produce commercial quantities of our z.one ultrasound system. A third party manufactures our scan engines, which, for the most part, are composed of standard, off-the-shelf materials and electronic components and built using printed circuit board assembly techniques practiced throughout the world. Third parties also manufacture sub-assemblies of our three carts, which are delivered to us and assembled by our staff. Our transducers are manufactured in-house by our technicians with a proprietary manufacturing process that uses custom sub-assemblies and specialty components. Final assembly, packaging and testing of our completed systems are done in our facility in Mountain View, California.

We use multiple suppliers to provide certain hardware components, such as high resolution monitors, batteries, cables and the DSP chips, used in our z.one ultrasound system. We depend on two single-source suppliers to supply an integrated circuit chip and a small portion of the software for our scan engines. In addition, while our suppliers have generally produced our components with acceptable quality, quantity and cost in the past, they have experienced periodic problems that have caused us delays in production. In the event of a disruption in any of these suppliers’ ability to deliver a component, we would need to secure a replacement supplier. Additionally, any disruption or interruption of the supply of key components could result in increased costs and delays in deliveries of our z.one ultrasound system.

Competition

We currently face competition from companies that manufacture cart-based ultrasound systems and HCU systems. The primary competitors in this industry are GE Healthcare, a division of General Electric Company, Philips Medical Systems, a division of Koninklijke Philips Electronics, N.V. and Siemens Medical Solutions, a division of Siemens AG, which sell both cart-based systems and HCU systems and Toshiba Medical Systems, Inc., which sell only cart-based systems. Other competitors include SonoSite, Medison and Biosound Esaote, which sell both cart-based systems and HCU systems; Terason, which sells only HCU systems; and Aloka CO. Ltd, Hitachi Corporation and Ultrasonix Medical Corp., which sell only cart-based systems. Many of our competitors are larger and have greater resources than we do and offer a range of products broader than our products.

Our products compete mainly based on our unique software-based Zone Sonography technology, premium image quality, performance and features, and clinical versatility, ease-of-use, cost-effectiveness, unique convertibility, easy upgradeability and service support. As we create the market for premium compact ultrasound systems, we expect competition to increase as potential and existing competitors attempt to enter our market and develop new systems or modify their existing systems to compete with ours.

We do not believe any of our competitors currently produce products that offer the same combination of premium image quality, performance and features as offered by our system. Nevertheless, our competitors have significant financial and human resources and have established reputations and brand recognition with our target customers, as well as worldwide distribution channels that may be more effective than ours. In addition, many of our competitors sell more than one type of medical imaging device and are already established in many of the market segments and countries that we have entered. In addition, some of our competitors’ products include clinical applications and advanced image processing capabilities we do not yet offer. For example, some of our competitors currently have certain advanced cardiac capabilities, 3D/4D imaging and extended field-of-view imaging. Any established or new competitor may introduce new systems, or upgrades to existing systems, that are equal to or superior to our system in terms of image quality performance. In order to compete effectively, we will have to continue to rapidly innovate and offer new clinical applications and new advanced image processing capabilities available from competitive systems.

Government Regulation

The manufacture, marketing, sale and distribution of medical devices are subject to pervasive regulation by federal, state, local and foreign regulatory authorities. Some of these laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are subject to differing interpretations. In addition, these laws and their interpretations are subject to change.

In the United States, federal and state governmental agencies continue to subject our industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the safety and effectiveness of medical devices on both a pre- and post-market basis, the billing practices of healthcare providers and the marketing of healthcare products. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.

In light of widely publicized events concerning the safety risk of certain products regulated by the FDA, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential safety risks associated with medical devices. This increased scrutiny of device safety may result in a more cautious approach by the FDA to its oversight of clinical trials, pre-market review and post-market enforcement. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials prior to clearance or approval which may result in substantial additional expense, a delay in obtaining or failure to obtain clearance or approval, or clearance or approval for a more limited indication than originally sought. The FDA may also require more stringent warnings or post-market monitoring, including trials or registries as a condition of device approval. Manufacturers may also be inspected more frequently, and the FDA may be more likely to take regulatory action following inspections resulting in observations.

We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

Medical Device Regulation in the United States

As medical devices, our products and operations are subject to extensive and rigorous regulation by the FDA. The FDA regulates the research, development, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets, as well as radiation-emitting electronic products.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our currently marketed products are all Class II medical devices for which we received 510(k) clearance in 2002.

Class I devices are generally low risk devices those for which safety and effectiveness can reasonably be assured by adherence to a set of basic requirements, which include compliance with the applicable portions of QSR facility registration and product listing, reporting of adverse medical events and product recalls or corrections, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (the General Controls). Some Class I devices also require pre-market clearance by the FDA through the 510(k) pre-market notification process described below, but most do not.

Class II devices are intermediate risk devices which are subject to the General Controls, as well as Special Controls, including adherence to FDA-issued guidance documents, special labeling requirements, or the performance of post-market surveillance studies. Most Class II devices are subject to pre-market review and clearance by the FDA through the 510(k) pre-market notification procedure. In a 510(k) notification, the manufacturer must submit to the FDA information sufficient to demonstrate that the device is “substantially equivalent” to a “predicate device” that is:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted,

•	a device that was not on the market prior to May 28, 1976, but which the FDA subsequently classified in Class I or Class II, or

•	another device that the FDA cleared for marketing through the 510(k) process.

“Substantial equivalence” means that, compared to a predicate device, the device has the “same intended use” and the FDA has determined that the device either (a) has the same technological characteristics as the predicate device or (b) has different technological characteristics but is as safe and effective as a legally marketed device. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. 510(k) pre-market notification submissions are subject to user fees. By statute, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance can take longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices which have a new intended use or use advanced technology that is not substantially equivalent to a legally marketed predicate device, are placed in Class III. The safety and efficacy of Class III devices cannot be assured solely by the General Controls or Special Controls described above. These devices almost always require formal clinical studies to demonstrate safety and efficacy.

FDA approval of a pre-market approval, or PMA, application is required before a manufacturer may market a Class III device. In general, the PMA process is much more demanding than the 510(k) pre-market notification process. A PMA application is intended to demonstrate that the device is safe and effective for its intended use. A PMA application must generally be supported by extensive data, including data from pre-clinical studies and clinical trials and must contain a full description of the device and its components, the methods, facilities and controls used for manufacturing, and must include the proposed labeling. If the FDA determines that a PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation, has 180 days to review a PMA application, although the review of an application more often occurs over a significantly longer period of time, up to several years. PMA applications (and supplements to PMA applications) are subject to significantly higher user fees under Medical Device User Fee and Modernization Act of 2002, or MDUFMA, than are 510(k) pre-market notifications. In approving a PMA application, the FDA may require the manufacturer to carry out studies as a condition of approval. At any time, when necessary to protect the public health or to provide additional safety and effectiveness data for a device, the FDA may order the manufacturer of a PMA-approved or 510(k)-cleared device to carry out post-market surveillance activities, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients.

When significant changes or modifications are made in the design, components, method of manufacture, or intended use of a device cleared under a 510(k), a manufacturer is required to submit a new 510(k) notification to the FDA. In certain instances, a manufacturer may be required to submit a PMA application for the change or modification. The FDA requires manufacturers to make the initial determination of whether changes or modifications to cleared devices require a new 510(k) notification or PMA application. However, the FDA can review the manufacturer’s determination in a subsequent inspection, and if the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require the manufacturer to seek clearance or approval, and to cease marketing and/or recall the modified device until clearance or approval is obtained. We have made modifications to our 510(k) cleared ultrasound system, and have determined that new clearances or approvals are not required. We cannot assure you that the FDA would agree with any of our decisions not to seek new clearances or approvals. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification, we also may be required to cease marketing and/or recall the modified device.

In addition, our manufacturing processes are required to comply with the applicable portions of the QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging, and shipping of our products. The QSR also, among other things, requires maintenance of a device master record, device history record, and complaint files. Our facilities, records, and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Our U.S. facility has been inspected by the FDA, and has been inspected for compliance with the applicable QSR regulations by the California Department of Health Services, Food and Drug Branch, or FDB, under contract with the FDA.

Under FDA’s Medical Device Reporting, or MDR, regulations, we are required to report to the FDA if our products cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. We are also subject to correction and removal reporting regulations, which require that manufacturers report to the FDA any field corrections and product recalls or removals undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health. We have never submitted a medical device report for our products, nor conducted a recall or FDA-reportable correction or removal. The FDA can require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns.

Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters; fines; injunctions (with or without disgorgement orders to orders to pay restitution); civil penalties; FDA-mandated repairs, replacements or refunds; recalls or seizures of products; total or partial suspension of production; the FDA’s refusal to grant future pre-market clearances or approvals; the FDA’s unwillingness to issue export certificates required under foreign countries’ laws; withdrawals or suspensions of current product applications, clearances or approvals; or criminal prosecution. We are not aware of any adverse regulatory compliance issues or actions pending with the FDA relating to our facility or products and the recent FDA and California inspections of our facility have not resulted in any enforcement actions.

There are no restrictions by the FDA on the export from the United States of any medical device that can be legally distributed in the United States. In addition, there are only limited restrictions by the FDA on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, but is eligible for approval under the 510(k) process, then the device can be exported to a foreign country for commercial marketing without the submission of an export request or prior FDA approval, if it satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported. Class III devices which do not have PMA approval may be exported to any foreign country without an export request to the FDA or prior FDA approval, if the product complies with the laws of that country and, with respect to the following countries, has valid marketing authorization under the laws of such country: Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa, the European Union, a country in the European Economic Area or such other countries as may be approved by the FDA. The unapproved device must also satisfy the criteria required to be satisfied by Class I and Class II devices as well as additional criteria applicable to the devices. Certificates for export (certifying the status of a product under the FFDCA) are not required by the FDA for export of Class I and Class II devices. However, they are often required by the foreign country importing the product. For exports of unapproved Class III devices, the manufacturer must notify the FDA of the export via the export certification process.

In 2007, Congress enacted the Medical Device User Fee Amendments Act as title II of the Food and Drug Administration Amendments Act of 2007. The Medical Device User Fee Amendments Act reauthorized the MDUFMA of 2002. As reauthorized, the statute now requires three new types of user fees: an annual establishment registration fee, an annual fee for filing periodic reports required in a PMA approval order, and a fee for a 30-day notice requesting permission to make manufacturing-related changes. In light of recent high profile adverse safety events with certain products regulated by the FDA, Congress and the FDA have placed greater emphasis on device safety. The FDA has stated that it is looking at device safety closely, particularly post-marketing device safety. The FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

In addition to FDA requirements and regulations, we and our products are subject to a variety of state and local taxes in those jurisdictions where our products are marketed.

Medical Device Regulation Outside the United States

In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in those countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union.

We have been granted the CE mark for our products shipped throughout the European Union. We have also filed and received approval to market products in Canada. Additionally, we have registered our products in China, Taiwan, Korea, Japan, and several other countries. We cannot assure you that we will be able to obtain or maintain necessary foreign government approvals or successfully comply with foreign regulations. Our failure to do so could hurt our business, results of operations and financial condition.

Reimbursement

Our customers rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and pay for all or part of the cost of procedures in which our technology is used. Our ability to commercialize our technology successfully depends in part on the extent to which appropriate coverage and reimbursement for our technology and related procedures are obtained from third-party payors. Many private third-party payors use Medicare policies as a benchmark to develop their own coverage and reimbursement policies. In addition, because a significant percentage of patients treated by our customers is elderly individuals who are Medicare beneficiaries, Medicare’s coverage and reimbursement policies are important to our business. Medicare coverage and reimbursement policies are developed by the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, and its contractors. Medicare coverage and reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed and other factors. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our technology in whole or in part in the future or that payment rates will be adequate.

Medicare generally pays for hospital inpatient services under a prospective payment system. For most acute hospital services, the prospective payment is based on the assignment to a classification upon a patient’s discharge, known as diagnosis related groups, or DRGs. The DRG payments are pre-determined amounts that generally cover all inpatient operating costs regardless of the number of conditions treated or services furnished or the length of the patient’s stay. This includes the cost of procedures using our technology during an inpatient stay.

Medicare payment for outpatient services generally is based on the hospital outpatient prospective payment system, or OPPS, pursuant to which hospitals are paid based on procedures performed and items furnished during a patient visit. For payments under OPPS, most services and items are categorized into ambulatory payment classifications, or APCs. CMS assigns procedures that are comparable, both clinically and in terms of the resources required, to the same clinical APCs. Certain new procedures are classified as new technology APCs, which, unlike clinical APCs, are classifications based solely on hospital costs. After a two to three year period, the procedure classified under the new technology APC is assigned to a clinical APC. In addition to clinical and new technology APCs, certain items and services are paid on a fee schedule, and for certain drugs, biologics, and devices, hospitals may be reimbursed pass-through amounts.

Services for which physicians bill Medicare directly are paid under the Medicare physician fee schedule, which is updated on an annual basis. In recent years, payment levels under the Medicare physician fee schedule were to be decreased due to implementation of the Medicare statutory formula. Congress has intervened, however, to prevent the annual decreases. For 2008, legislation increased the fee schedule payments by 0.5% for the first six months of 2008. In addition, on July 15, 2008, the Medicare Improvement for Patients and Providers Act of 2008 extended the 0.5% increase to the second six months of 2008 and included a 1.1% increase for 2009.

Beginning in 2007, CMS revised the methodology for calculating the physician work component, which reflects physician time and intensity of effort in performing a procedure or service, and the methodology for calculating the practice expense component, which reflects the overhead expenses that a physician incurs, such as rent, equipment and salaries. These changes, to be implemented over a five-year and four-year period, respectively, could result in a downward adjustment for ultrasound services. The Deficit Reduction Act, or DRA also imposes caps on Medicare payment rates for certain imaging services, including ultrasound services, furnished in physician’s offices and all other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007 and is applicable to the technical component of the services only, which is the payment our customers receive for the services for which they bill directly under the Medicare physician fee schedule. If the technical component of the service established under the physician fee schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable physician fee schedule payment rates.

In addition, the DRA codified a reduction in reimbursement for multiple images on contiguous body parts that was previously announced by CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The agency also did not adopt the reduction for 2008. Although we do not believe that these changes will have a material impact on us, we cannot predict whether the DRA or other coverage and reimbursement changes will materially affect our sales or operations.

Third-party payors have also limited coverage by restricting payment to customers or facilities that meet certain certification or accreditation requirements. For example, United Healthcare announced that, effective March 1, 2008, freestanding facilities and physician offices that perform certain outpatient imaging studies, including echocardiography, must obtain accreditation from the American College of Radiology or the Intersocietal Accreditation Commission as a condition for reimbursement. In this case, because the policy covers only a limited number of ultrasound services, which excludes general ultrasound and non-invasive vascular scanning, the impact of this policy on our business is likely to be limited. Because unfavorable coverage and reimbursement policies have and may continue to constrict the profit margins of our customers, a healthcare provider might find it financially unattractive to purchase our technology if coverage for procedures involving our technology is limited or reimbursement rates are inadequate. We may be required to lower our prices to retain existing customers and to attract new ones.

Healthcare Fraud and Abuse Laws

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending or arranging for any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, payments of cash, waivers of payments or providing anything at less than its fair market value. Several courts have interpreted the Anti-Kickback Statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of business reimbursable by a federal healthcare program, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the federal False Claims Act, discussed in more detail below.

OIG has issued a series of “safe harbor” regulations which set forth certain activities and relationships that are deemed safe from prosecution under the federal Anti-Kickback Statute as long as certain specific requirements are satisfied. There are safe harbors for various types of arrangements including, without limitation, certain investment interests, leases, personal services contracts and arrangements with group purchasing organizations. The failure of a transaction or arrangement to meet all requirements of one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs and do not have exceptions identical to those under federal law.

Another development affecting the healthcare industry is the increased use of the False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In recent years, the number of suits brought against healthcare entities by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. In addition, manufacturers can be held liable under the False Claims Act, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements with customers that file claims. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

Facilities

Our headquarters is located in Mountain View, California, where we lease approximately 31,000 square feet of manufacturing, research and development and office space. Our lease expires in 2012, with an option to extend it to 2015. We also lease sales offices in Canada, the United Kingdom and Germany on a month-to-month basis, and a sales office in Sweden under a cancelable lease that expires in 2009, each of which is not material to our operations. Each of our foreign facilities is approximately 1,000 to 3,000 square feet. We believe our existing space will be sufficient for our needs through at least the end of 2008, after which we may find it necessary to add to our facilities if warranted by our growth.

Employees

As of July 31, 2008, we had 183 full-time employees worldwide, including 92 in sales and marketing, 36 in research and development (14 of whom hold Ph.D. degrees with backgrounds in both the ultrasound industry and leading software technology companies), 22 in manufacturing, 9 in service, 5 in regulatory and 19 in administration. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good. Our success will depend in large part on our ability to attract and retain skilled and experienced employees.

Litigation

We are not party to any pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of June 30, 2008:

Name	Age	Position(s)

Donald J. Southard	62	President, Chief Executive Officer and Director
Timothy A. Marcotte	51	Vice President and Chief Financial Officer
Glen W. McLaughlin, Ph.D.	39	Vice President of Engineering and Chief Technology Officer
Douglas W. Tefft	62	Vice President of International
Mark M. Miller	53	Vice President of Sales and Marketing
Robert Terranova	52	Vice President of Operations
Lars W. Shaw	56	Vice President of Marketing
Robert J. Gallagher(1)	65	Director
Nader J. Naini(2)	42	Director
Jeffrey R. Otten(2)	57	Director
Thom E. Rasche(1)	46	Director
Joseph E. Whitters(1)(2)	50	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

Executive Officers

Donald J. Southard has served as our President and Chief Executive Officer and a member of our board of directors since January 2004. Prior to joining us, Mr. Southard served as President of the Patient Monitoring Division of Datascope Corporation, or Datascope, a publicly-traded medical device company, from February 1997 to January 2004. Mr. Southard holds an executive M.B.A. from Babson College and a B.S. in Chemistry and Biology from the University of Alabama.

Timothy A. Marcotte has served as our Vice President and Chief Financial Officer since October 2007. From April 2004 to October 2007, Mr. Marcotte served as Chief Financial Officer and Vice President, Finance and Administration of VNUS Medical Technologies, Inc., a medical device company. From October 2002 to April 2004, Mr. Marcotte was an independent financial consultant. Mr. Marcotte holds an M.B.A. and a B.S. in Anthropology/Zoology from the University of Michigan.

Glen W. McLaughlin, Ph.D. has served as our Vice President of Engineering and Chief Technology Officer since August 1999. Prior to joining us, Dr. McLaughlin held engineering positions at In-Cube, Inc., a medical research laboratory, from July 1994 to July 1999 and Cardiac Pathways Corp., a medical device company, from 1992 to 1994. Dr. McLaughlin holds a Ph.D. in Electrical Engineering from Stanford University, a B.S. in Electrical Engineering from Carnegie Mellon University and an M.S. from Stanford University.

Douglas W. Tefft has served as our Vice President of International since April 2003. Prior to joining us, Mr. Tefft served as Chief Financial Officer of Advanced Imaging Technologies, Inc., a medical device company, from September 2001 to January 2003. Mr. Tefft holds B.A. and M.A. degrees in Business Administration from the University of Washington.

Mark M. Miller has served as our Vice President of Sales and Marketing since March 2003. Prior to joining us, Mr. Miller served as Vice President of Ultrasound Sales at Siemens Medical Solutions, a medical device company, from March 2001 to March 2003. Mr. Miller holds a B.A. degree in Business Management and History from Albion College.

Robert Terranova has served as our Vice President of Operations since September 2004. Prior to joining us, Mr. Terranova served as Director of Engineering of the Patient Monitoring Division of Datascope from August 1983 to September 2004. Mr. Terranova holds an M.B.A. from Montclair State University and a B.S. in Electrical Engineering Technology from Fairleigh Dickinson University.

Lars W. Shaw has served as our Vice President of Marketing since March 2005. Prior to joining us, from March 2001 to March 2005, Mr. Shaw was Director of Worldwide General Imaging Marketing at Siemens Ultrasound, a medical device company that develops ultrasound products. Mr. Shaw holds an M.B.A. from San Jose State University, a B.S. in Chemistry from the University of Florida and an A.S. in Ultrasound from Santa Fe Community College.

Board of Directors

Robert J. Gallagher has been a member of our board of directors since March 2002. Mr. Gallagher has been retired since December 2000. Mr. Gallagher served as interim President and Chief Operating Officer of Acuson, an ultrasound company, from February 2000 to December 2000. From 1997 to 1999, Mr. Gallagher served as Acuson’s Chief Operating Officer and Vice-Chairman of the board of directors, and as Acuson’s President and Chief Operating Officer and a member of the board of directors from 1995 to 1997. Mr. Gallagher joined Acuson in 1983 as Vice President of Finance and Chief Financial Officer. Mr. Gallagher holds an M.B.A. from Stanford University and a B.S. degree in electrical engineering from Rutgers University.

Nader J. Naini has served on our board of directors since October 2001. Mr. Naini joined Frazier Healthcare Ventures, a venture capital firm, shortly after its inception in 1991 and has been a General Partner and served on the firm’s management committee since 1995. Prior to joining Frazier Healthcare, Mr. Naini was with Goldman Sachs & Co. Mr. Naini holds an M.B.A. from the Leonard N. Stern School of Business at New York University and a B.A. in molecular biology from the University of Pennsylvania.

Jeffrey R. Otten has been a member of our board of directors since May 2006. Mr. Otten is currently a consultant to the healthcare industry. From January 2004 to August 2005, Mr. Otten served as Chief Executive Officer and as a director of Stentor, Inc., a provider of hospital information technology systems, which was sold to Philips Medical in August 2004. From 1994 to 2002, Mr. Otten served as Chief Executive Officer of Brigham and Women’s Hospital, a non-profit teaching hospital affiliated with Harvard Medical School. Mr. Otten currently serves on the board of directors of HealthCare REIT, Inc., an equity real estate investment trust. Mr. Otten holds an M.B.A. and an M.A. in Sociology from the University of California, Los Angeles and a B.A. from California State University.

Thom E. Rasche has been a member of our board of directors since April 2004. Since January 2007, Mr. Rasche has been a partner at Earlybird Venture Capital, a venture capital firm, where he previously served as a Venture Partner from July 2003 to December 2006. Prior to joining Earlybird, Mr. Rasche was the Managing Director for ETHICON Endo-Surgery, a division of ETHICON GmbH (a Johnson & Johnson company), from January 2000 to June 2003. Mr. Rasche holds a Degree as Diplom Kaufmann (M.B.A. equivalent) from the University of Applied Sciences in Lüneburg, Germany, specializing in Marketing and Human Resource Management.

Joseph E. Whitters has served on our board of directors since January 2007. Since October 2005, Mr. Whitters has been a senior advisor to Frazier Healthcare Ventures. From October 1986 to January 2005, Mr. Whitters was with First Health Group Corp., or First Health, a managed healthcare company, where he held various financial positions and served as Chief Financial Officer from 1988 to 2004. First Health was sold to Coventry Health Care, Inc., a managed health care company, in 2005. Mr. Whitters currently serves as the Chairman of the Board of Mentor Corporation, a provider of products serving the aesthetic medicine market and as a director of Omnicell, Inc., a provider of systems and software solutions targeting patient safety and operational efficiency in healthcare facilities, and Luminent Mortgage Capital Inc., a real estate investment trust. Mr. Whitters holds a B.A. in accounting from Luther College.

Board Composition

Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, seven directors are authorized, of which five members are “independent directors” as defined under the rules of the NASDAQ Global Market.

The election of the members of our board of directors is governed by a voting agreement with certain of the purchasers of our outstanding common stock and preferred stock, including our principal stockholders with which certain of our directors are affiliated, and by related provisions of our amended and restated certificate of incorporation as currently in effect. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including 3i Group, Frazier Healthcare III, L.P. and its affiliated funds and Earlybird Verwaltung GmbH and its affiliated funds. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect our chief executive officer to our board of directors. The parties further agreed to vote their shares so as to elect three individuals nominated by a majority of our board of directors who are industry experts not affiliated with us. Upon the closing of this offering, the obligations of the parties to the stockholders agreement to vote their shares so as to elect as these nominees will terminate.

In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Board Committees

As of the closing of this offering, our board of directors will have the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the ZONARE engagement team as required by law; reviews our critical accounting policies and estimates; and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Mr. Whitters, who is the chair of the committee, and Messrs. Gallagher and Rasche. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Global Market. Our board has determined that Joseph Whitters is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ Global Market. Our board of directors has determined that Messrs. Whitters, Gallagher and Rasche are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ Global Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our board of directors has determined that the current members of our compensation committee are Mr. Naini, who is the chair of the committee, Mr. Otten and Mr. Whitters. Each of the members of our compensation committee is independent under the applicable rules and regulations of the SEC, NASDAQ Global Market and Internal Revenue Service.

Nominating and Corporate Governance Committee

As of the closing of this offering, our board of directors will form a nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. We expect that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with, the applicable rules and regulations of the SEC and the NASDAQ Global Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.zonare.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Following the completion of this offering, we intend to adopt a policy under which each non-management director will receive an annual cash retainer of $25,000 per year, paid quarterly in arrears. Such directors will also receive an additional annual cash retainer of $25,000 per year, paid quarterly in arrears, for being the chairperson of our compensation committee or audit committee.

Upon election to our board, each non-management director will receive an initial option grant to purchase 10,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Such initial option grant shall be vested and become exercisable as to one quarter of the total number of shares subject to the option on the one year anniversary of the date the director commences service on the board, with the remainder of the option vesting and becoming exercisable at a rate of 1/48th of the total number of shares subject to the option each month thereafter. Each non-management director shall also receive an annual option grant to purchase 5,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Such annual option grant shall be vested and become exercisable as to one twelfth of the total number of shares subject to the option on each monthly anniversary of the date of the grant.

During the fiscal year ended December 31, 2007, we did not pay any cash compensation to our non-employee directors. On January 17, 2007, we granted Mr. Whitters an option to purchase 201,000 shares of our common stock with an exercise price of $0.75 per share, which vests in 48 equal monthly installments commencing on the date of grant. On May 22, 2007, we granted Mr. Gallagher and Mr. Otten options to purchase 48,039 and 25,576 shares of our common stock, respectively, with an exercise price of $0.75 per share. These options vest in 48 equal monthly installments commencing on April 20, 2007. Each option granted to our non-employee directors fully vests upon our change in control.

In June 2008, our compensation committee granted each of Messrs. Gallagher, Otten and Whitters an option to purchase 20,000 shares of our common stock with an exercise price equal to $0.75 per share. These options vest in 48 equal monthly installments commencing on June 18, 2008. These options also fully vest upon our change in control.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2007.

						Change in
						Pension
						Value and
						Nonqualified
	Fees Earned or		Option		Non-Equity	Deferred
	Paid in	Stock	Awards		Incentive Plan	Compensation
Name	Cash	Awards	(1)		Compensation	Earnings	Total

Robert J. Gallagher	—	—	$3,616	(2)	—	—	$3,616
Nader J. Naini	—	—	—		—	—	—
Jeffrey R. Otten	—	—	$6,327	(3)	—	—	$6,327
Thom E. Rasche	—	—	—		—	—	—
Joseph E. Whitters	—	—	$10,852	(4)	—	—	$10,852

(1)	The amounts included in the “Option Awards” column represent the compensation cost that was recognized by us in 2007 related to grants of options during 2006 and 2007 determined in accordance with Statement of Financial Accounting Standard No. 123 (Revised), “Share-Based Payment,” or SFAS No. 123R, excluding the effect of estimated forfeitures. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus.

(2)	Includes an option to purchase 48,039 shares of our common stock granted on May 22, 2007 with an exercise price of $0.75 per share. The grant date fair value of this option was $20,777 as determined in accordance with SFAS No. 123R. All such options remained outstanding as of December 31, 2007. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus. Mr. Gallagher had options to purchase an aggregate of 252,580 shares of our common stock outstanding as of December 31, 2007.

(3)	Includes an option to purchase 125,000 shares of our common stock granted on May 3, 2006 with an exercise price of $0.30 per share and an option to purchase 25,576 shares of our common stock granted on May 22, 2007 with an exercise price of $0.75 per share. The grant date fair value of the option granted in 2006 was $15,463 and the grant date fair value of the option granted in 2007 was $11,062, as determined in accordance with SFAS No. 123R. All such options remained outstanding as of December 31, 2007. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus. Mr. Otten had options to purchase an aggregate of 150,576 shares of our common stock outstanding as of December 31, 2007.

(4)	Includes an option to purchase 201,000 shares of our common stock granted on January 17, 2007 with an exercise price of $0.75 per share. The grant date fair value of the option was $45,486, as determined in accordance with SFAS No. 123R. All such options remained outstanding as of December 31, 2007. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus. Mr. Whitters had options to purchase an aggregate of 201,000 shares of our common stock outstanding as of December 31, 2007.

Executive Compensation

Compensation Discussion and Analysis

Our executive compensation program is designed to help us attract, as needed, talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time, and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers’ compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success, and to reflect the teamwork philosophy of our executive management team. Specifically, we have created an executive compensation program that combines short and long-term components, cash and equity, and fixed and contingent payments, in the proportions that we believe are the most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the medical device industry, where there is significant competition for talented employees, and to be fair relative to other professionals within our organization. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our executive management function as a stable team over the longer term.

Our named executive officers for 2007 included Donald Southard, our President and Chief Executive Officer; Mr. Marcotte, our Vice President and Chief Financial Officer; Dr. McLaughlin, our Vice President of Engineering and Chief Technology Officer; Mr. Miller, our Vice President of Sales and Marketing; Mr. Tefft, our Vice President of International; Mr. Davidge, our former Vice President and Chief Financial Officer; and Mr. Ludlum, our former Senior Vice President and Chief Financial Officer. Mr. Davidge served as our Vice President and Chief Financial Officer until February 2007, when Mr. Ludlum became our Senior Vice President and Chief Financial Officer and Mr. Davidge assumed the position of Vice President, Finance. In August 2007, Mr. Ludlum resigned as Senior Vice President and Chief Financial Officer for personal reasons. Mr. Davidge resigned as Vice President, Finance for personal reasons in September 2007. Mr. Marcotte became our Vice President and Chief Financial Officer in October 2007.

Components of our Executive Compensation Program

Objectives and Philosophy of Executive Compensation

The compensation committee of our board of directors, composed entirely of independent directors, administers our executive compensation program. The role of the compensation committee is to oversee our compensation and benefit plans and policies, administer our stock plans (with board of director oversight prior to our initial public offering) and review and approve annually all compensation decisions relating to all executive officers. Our compensation programs are designed to:

•	attract and retain individuals of superior ability and managerial talent;

•	ensure senior officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders;

•	increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to achievements in these areas; and

•	enhance the officers’ incentive to increase our stock price and maximize stockholder value, as well as promote retention of key people, by providing a significant portion of total compensation opportunities for senior management in the form of direct ownership in our company through stock options.

General Compensation Philosophy

One of our core objectives is to be an employer of choice in the highly competitive ultrasound medical device industry. To this end, our compensation programs are designed to attract, retain and reward top talent. In determining our compensation strategy, our compensation committee considers the demand for talent in the various positions, the ability to attract candidates to our location for those positions where a national search is conducted, and the competitive environment for attracting local and regional talent. To attract that type of talent in our market, the compensation committee has concluded that it needs to provide competitive base pay.

Our compensation program is designed to drive stockholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide performance, primarily through stock options. All senior management members, including the named executive officers, have a significant element of compensation at risk in the form of equity compensation and, with respect to our Chief Executive Officer and our sales force, bonuses and commissions tied to the creation of stockholder value. Each year our incentive plans are established to ensure that the specific criteria and measures for awards are based on relevant market-driven needs, as well as driving continued improvement in the creation of stockholder value.

Role of Independent Compensation Data

For 2007, our compensation committee determined compensation for our officers, including our named executive officers, in large part based on the Company’s financial resources, but also taking into account our compensation committee’s evaluation of the competitive market based on the experience of the members of the compensation committee. Our compensation committee also considered (1) our historical and expected performance, (2) alignment of individual performance with our goals and operational priorities, and (3) the anticipated level of difficulty in replacing our Chief Executive Officer, Chief Financial Officer and other officers with persons of comparable experience, skill and knowledge.

In June 2008, our compensation committee retained Remedy Compensation Consulting, or Remedy, an independent compensation consultant, to review our compensation programs and practices and to provide a market survey of compensation information for comparable companies within our industry, other medical device companies of similar size in terms of revenue and market capitalization, and companies which are otherwise relevant. Remedy reports directly to our compensation committee and has not provided any other services to us. As of June 2008, the peer group of companies selected by Remedy, or the Remedy Peer Group, and approved by our compensation committee, for use with Messrs. Southand, Marcotte and Miller included the following:

• Accuray, Inc. • BioForm Medical, Inc. • CardioNet, Inc. • Hansen Medical, Inc. • Insulet Corporation • LeMaitre Vascular, Inc.	• SenoRx, Inc. • Thermage, Inc. • Trans1 Inc. • Volcano Corporation • XTENT, Inc.

The Remedy Peer Group companies were selected because each had an initial public offering within the two-year period prior to the date of Remedy’s report. Remedy then extrapolated from the disclosure provided by these companies at the time of their initial public offerings to obtain cash and equity compensation practices for such companies at a time in their life cycle that was comparable to ours.

Since the Remedy Peer Group did not have sufficient public information for positions substantially similar to our Vice President of International and our Vice President of Engineering and Chief Technical Officer, the June 2008 peer group of companies selected by Remedy, and approved by our compensation committee, for use with Mr. Tefft and Dr. McLaughlin consisted of companies with between 150 and 500 employees in Northern California that participate in the Radford Global Life Sciences Survey and included the following:

• XOMA Ltd.
• InterMune, Inc.
• DURECT Corporation
• Genitope Corporation
• Microgenics Corporation
• Cholestech Corporation
• Monterey Bay Aquarium Research Institute
• Clontech Laboratories, Inc.
• Conceptus, Inc.
• BioMarin Pharmaceutical Inc.
• Buck Institute for Age Research
• Jazz Pharmaceuticals, Inc.
• Schering-Plough Biopharma
• Genomic Health, Inc.
• Synarc Inc.	• The J. David Gladstone Institutes
• Clinimetrics Research Associates, Inc.
• Micrus Endovascular Corporation
• Symyx Technologies, Inc.
• Actelion Pharmaceuticals U.S., Inc.
• Cell Genesys, Inc.
• FibroGen, Inc.
• Monogram Biosciences, Inc.
• Rigel Pharmaceuticals, Inc.
• Theravance, Inc.
• Accuray Incorporated
• Cepheid
• Intuitive Surgical, Inc.
• Molecular Devices Corporation

Remedy presented compensation data from these peer groups of companies to our compensation committee in June 2008, including information on base salaries, target bonuses and equity awards. While this competitive market compensation paid by our peer groups of companies was reviewed by the compensation committee, the compensation committee did not attempt to set compensation at a certain target percentile within the peer groups or otherwise rely entirely on that data to determine named executive officer compensation. Instead, the compensation committee relied on the judgment and experience of its members in setting named executive officer compensation for the remainder of 2008 at levels it determined were competitive in light of both that experience and the Remedy data.

Role of Our Executive Officers in the Compensation Process

Our compensation committee reviews and determines Mr. Southard’s compensation in light of his performance and qualifications and the compensation committee’s evaluation of the competitive market, without his participation. For the remaining named executive officers, the compensation committee considers the competitive market, together with recommendations made by Mr. Southard regarding the performance and qualifications of each named executive officer. Mr. Southard’s recommendations encompass both base salary and stock options for named executive officers. In 2007, the compensation committee approved an increase in base salary for Mr. Southard and a smaller stock option grant relative to Mr. Southard’s then-current holdings and the grants provided to other named executive officers based on their then-current holdings. Our compensation committee struck the balance between cash and equity compensation for Mr. Southard after considering the size of Mr. Southard’s overall equity holdings and the level of Mr. Southard’s base salary and applying its experience with similar companies. Due in large part to cash constraints, the compensation committee approved stock option grants but no base salary increases for our other named executive officers.

Elements of Executive Compensation

Our executive compensation program is comprised of the following elements:

Base Salary.  Our compensation committee sets base salaries at levels which are intended to be competitive with similar positions at other medical device companies, based on our compensation committee’s experience. Because of our limited financial resources in 2007, our compensation committee did not approve increases in the base salaries of any of our named executive officers other than Mr. Southard, who received a proportionally smaller increase in equity compensation in 2007. Mr. Southard’s 2008 base salary has been set at $350,000 effective as of July 1, 2008. Our compensation committee intends to review annually the base salaries of all executives and make appropriate adjustments to reflect individual roles and performance as well as the compensation committee’s assessment of competitive market data and advice from compensation consultants and advisors that the compensation committee may retain in the future. The compensation committee may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such consideration or, in limited circumstances, to maintain equity within our competitive environment.

In connection with its review of the compensation data from our peer groups of companies provided by Remedy in June 2008 and in anticipation of, and to provide an incentive towards, our initial public offering, our compensation committee approved an increase in the base salary of each of our named executive officers other than Mr. Marcotte, whose base salary was set on October 1, 2007, when he commenced employment with us. The table that follows sets forth the annual base salary of each named executive officer effective as of July 1, 2008.

Named Executive Officer	Annual Base Salary
Donald J. Southard	$350,000
Timothy A. Marcotte	$250,000
Glen W. McLaughlin, Ph.D.	$225,000
Mark M. Miller	$200,000
Douglas W. Tefft	$200,000

Our compensation committee established the differentials in our named executive officers’ base salaries based on its assessment of each executive’s level of responsibility within our company while taking into account the competitive market information on our peer groups of companies provided by Remedy.

Annual Cash Incentive Bonuses and Commission Payments.  Our compensation committee considered the size of Mr. Southard’s overall equity holdings and the level of Mr. Southard’s base salary and used its collective experience with similar companies in setting a target annual incentive bonus for Mr. Southard of $100,000 for 2007. The compensation committee established performance criteria for Mr. Southard related to our overall corporate performance as set forth in the table below. The compensation committee awarded Mr. Southard $85,000 of his annual incentive bonus for 2007 based on its assessment of our overall corporate performance as detailed in the following table:

	Percent of Bonus to
	be Paid Upon	2007 Actual	2007 Bonus
Performance Criteria	Achievement	Results	Paid

Budgeted Financial Targets	60%	49.56%	$49,560
Gross Revenue of $34.3 million		$30.3 million
Gross Margin of $17.7 million		$14.1 million
Successful Completion of an IPO	20%	Incomplete	—
Shipment of New Product including Basic Cardiology Functionality	10%	Incomplete	—
Budgeted Cash Balance of $(9.5) million(1)	10%	Incomplete	—

(1)	The budgeted cash amount of $(9.5) million did not include the anticipated funds to be received in our Series G financing.

In order to be eligible for any annual incentive bonus in 2007, the Company must have achieved budgeted gross revenue and gross margin targets at levels of at least 75% of target. In addition, the compensation committee had the discretion to increase the bonus payable to Mr. Southard for overachievement. The compensation committee did exercise their discretion and increase the bonus payable to Mr. Southard by $35,440 as a result of achievement of certain corporate goals in 2007 for a total bonus payout of $85,000. These additional accomplishments during 2007 included securing approximately $40 million of additional debt and equity financing for the Company, recruiting an experienced Chief Financial Officer to augment the management team and introducing our current flagship product, the z.one Ultra, to the market.

Because of our limited financial resources in 2007, Messrs. Marcotte, Ludlum and Davidge and Dr. McLaughlin did not have a target incentive bonus for 2007.

For 2008, the compensation committee set Mr. Southard’s target incentive bonus at $125,000, after considering the size of Mr. Southard’s overall equity holdings and the level of Mr. Southard’s base salary and applying the collective experience of its members with similar companies. Mr. Southard’s 2008 bonus will depend on the achievement of the following corporate objectives: budgeted gross revenue, budgeted gross profit, budgeted cash balance, budgeted sales orders, the successful completion of an IPO and the successful shipment of a new product release. The compensation committee has set the specific criteria under these objectives at levels it has determined are challenging and will require substantial effort on the part of Mr. Southard to achieve. The objectives will not be achieved by average or below average performance by Mr. Southard. For example, in order to achieve the budgeted gross revenue objective, Mr. Southard must manage our company in a manner that increases our gross revenue at a rate that exceeds current projections. In connection with the adoption of our 2008 Executive Bonus Plan, our compensation committee revised Mr. Southard’s target incentive bonus for 2008, which will replace his target incentive bonus described above, effective July 1, 2008. Mr. Southard’s bonus for 2008 will be pro-rated between the two programs.

In 2007, the compensation committee agreed to pay Mr. Miller and Mr. Tefft incentive bonuses under a sales commission plan based on the number of z.one ultrasound systems sold and shipped during 2007. The target incentive bonus for each of Mr. Miller and Mr. Tefft was set at $150,000, which the compensation committee determined was adequate to incentivize each of Mr. Miller and Mr. Tefft to achieve our sales goals while maintaining internal parity and encouraging teamwork. The amounts of the incentive bonuses were adjusted incrementally based on the total dollar amount booked for z.one ultrasound system orders received above a designated minimum order requirement in the U.S. sales region for Mr. Miller and the international sales region for Mr. Tefft and the total dollar amount attributable to z.one ultrasound systems shipped in the U.S. sales region for Mr. Miller and the international sales region for Mr. Tefft. The 2007 incentive arrangement between us and Mr. Miller and Mr. Tefft terminated on December 31, 2007. Based on their actual sales results in 2007, Mr. Miller was awarded $163,985, or 109.3% of his target incentive while Mr. Tefft was awarded $99,187, or 66.1% of his target incentive. There is currently a similar 2008 sales commission plan in place for both Mr. Miller and Mr. Tefft. The target incentive bonus for each of Mr. Miller and Mr. Tefft remains at $150,000 under the 2008 sales commission plan. The sales goals for 2008 also continue to focus on the number of z.one ultrasound systems sold and shipped. The goals were set at levels determined by the compensation committee to be difficult to achieve and require substantial effort on the part of each of Mr. Miller and Mr. Tefft. These sales goals will not be achieved if Mr. Miller or Mr. Tefft achieves average or below average sales results.

In June 2008, we adopted the 2008 Executive Bonus Plan. The plan is intended to permit eligible employees to receive a cash payment based on our achievement of anticipated performance levels that are determined at the start of each year, other than fiscal year 2008 for which levels will be set by our compensation committee in the future. Under the plan, payment is adjusted upward or downward depending on the actual performance level achieved relative to the targeted performance. The amount to be paid under the plan will depend upon the attainment of corporate objectives, in the case of Mr. Southard and Mr. Marcotte, and a mix of corporate objectives and individual objectives, in the case of Dr. McLaughlin. Under the plan, the target amount of each executive’s bonus is determined based upon the executive’s position in the Company and, for Mr. Southard, is expected to range from 40% to 60% of his base salary and for each of Mr. Marcotte and Dr. McLaughlin, is expected to range from 35% to 40% of his base salary, with the exact targets to be set at a later date by the compensation committee. The amount paid to an executive is determined based on the achievement of the objectives, which we expect to establish prior to the end of the fiscal year 2008. All executives will be eligible to participate in the plan except those employees who participate in a sales commission plan, such as Mr. Miller and Mr. Tefft.

Equity Awards.  We believe that our long-term performance is best facilitated through a culture of executive ownership that encourages long-term investment by our executive officers in our equity, thereby better aligning the executives’ interests with the interests of our stockholders. To encourage this ownership culture, we typically make an initial equity award of stock options to new employees followed by additional grants as determined appropriate by the compensation committee as part of our overall compensation program. Our compensation committee is authorized to make equity grants to all our employees including our executive officers. All grants of options to our executive officers are recommended by our compensation committee and approved by our board of directors. These grants have an exercise price that is at least equal to the fair market value of our common stock on the grant date and are typically subject to a four year vesting schedule with 25% of the grant vesting on the first anniversary of the date of hire and then monthly thereafter for the next three years for initial grants and in equal monthly installments over four years for subsequent grants.

The size of the initial stock option award is determined based on the executive’s position with us and takes into account the executive’s base salary and incentive compensation opportunity, if applicable, as well as an analysis of the value of the grant. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time while remaining in line with our overall compensation philosophy. Subsequent grants are made by our board of directors as recommended by the compensation committee based on the recommendations of Mr. Southard, other than with respect to his own grants, and frequently are used to reward performance, recognize promotions and protect against dilution following financings.

In 2007 the compensation committee considered a number of factors in determining the amount of equity incentive awards, if any, to recommend to our board of directors to grant to our executives, including:

•	the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives;

•	the amount and percentage of our total equity on a diluted basis held by our executives individually and as a group; and

•	any increases in cash compensation.

In addition to the factors described above, in setting equity compensation for 2008, our compensation committee considered the competitive market data on our peer group of companies provided by Remedy. In June 2008, our compensation committee recommended and our board of directors approved the grant of options to purchase the number of shares set forth in the table below. Each named executive officer’s option vests in equal monthly installments over the 48 months commencing on June 18, 2008. The exercise price of the options was set at $0.75 per share, which our compensation committee determined was in excess of our fair market value on the date of grant.

Shares Subject to
Named Executive Officer	June 2008 Grant

Donald J. Southard	375,000
Timothy A. Marcotte	112,500
Glen W. McLaughlin, Ph.D.	85,000
Mark M. Miller	100,000
Douglas W. Tefft	100,000

Our compensation committee recommended the differentials in our named executive officers’ option grants based on its assessment of each executive’s level of responsibility within our company and, with respect to Messrs. Miller and Tefft, the potential of the executives to directly impact share value through sales efforts.

In order to ensure that the stock options we granted in 2007 and 2008 were issued with per share exercise prices no less than the fair market value of our common stock, our board of directors estimated the fair market value of our common stock as of each grant date. Our board of directors considered numerous objective and subjective factors in determining the fair market value of our common stock, including, but not limited to the issuance price of preferred stock sold to third parties, our performance and the status of research and product development and sales and marketing efforts, our stage of development and business strategy and the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering or sale of our company, given prevailing market conditions. At times, we granted options with a per share exercise price higher than the fair market value estimated by our board of directors.

As a privately owned company, there has been no market for our common stock. Accordingly, in 2007, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants.

Other Elements of Compensation.  We also maintain a 401(k) retirement plan that is available to all eligible U.S. employees. We currently do not provide any employer match of the employee elective deferrals. Life, accidental death, dismemberment and disability, long term disability, and vision insurance coverage are also offered to all eligible employees and premiums are paid in full by us. Other voluntary benefits, such as flexible spending accounts, short term disability insurance and supplemental life insurance are also made available and paid for by the employee. These benefits are available to the named executive officers on the same basis as all other eligible employees.

Termination Based Compensation.  In connection with terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements and offer letters. In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives, especially highly ranked executives, often face challenges securing new employment following termination and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on the executives’ performance. The severance payments and benefits are typically composed of cash payments in lieu of salary, accelerated vesting of stock options and continued health care coverage for a limited period of time.

Potential Payments Upon Termination Apart from a Change in Control.  The following provisions are included in our named executive officers’ offer letter agreements that provide severance apart from and prior to our change in control.

Donald J. Southard.  Pursuant to the offer letter agreement entered into with Mr. Southard on December 17, 2003, in the event Mr. Southard is terminated by us without cause, as defined in the offer letter agreement, Mr. Southard is entitled to continued payment of his base salary for 12 months and up to 12 months of continued health care coverage reimbursement. In order to receive any post-termination benefits, Mr. Southard must execute a general release of claims against the Company.

Timothy A. Marcotte.  Pursuant to the offer letter agreement entered into with Mr. Marcotte on August 29, 2007, in the event Mr. Marcotte is terminated by us without cause, as defined in the offer letter agreement, Mr. Marcotte is entitled to up to four months of continued health care coverage reimbursement.

Mark M. Miller.  Pursuant to the offer letter agreement entered into with Mr. Miller on February 18, 2003 and amended on December 8, 2003, if Mr. Miller is terminated by the Company without cause or resigns after the occurrence of events that are deemed a termination without cause, as described in the offer letter agreement, after July 1, 2004, he is entitled to a severance payment of $100,000 subject to him signing a general release of claims against the Company.

Douglas W. Tefft.  Pursuant to the offer letter agreement entered into with Mr. Tefft on April 1, 2003 and amended on May 17, 2004, if Mr. Tefft is terminated by the Company without cause or resigns after the occurrence of events that are deemed a termination without cause, as described in the offer letter agreement, he is entitled to a severance payment of $100,000 subject to him signing a general release of claims against the Company.

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause on December 31, 2007.

		Value of
	Salary	COBRA
Name of Executive Officer	Continuation	Premiums

Donald J. Southard	$300,000	$9,935
Timothy A. Marcotte	—	$5,058
Mark M. Miller	$100,000	—
Douglas W. Tefft	$100,000	—

In June 2008, our compensation committee approved changes to our severance program. We intend to amend and restate the offer letter agreements of each of our named executive officers to provide for change in control and severance arrangements. These amended and restated offer letter agreements will continue to provide the severance benefits described above upon terminations not in connection with our change in control, except that the amended and restated offer letter agreements to be entered into with Mr. Marcotte and Dr. McLaughlin will, in the case of Mr. Marcotte, provide for the payment of twelve months of base salary and up to twelve months of continued health care coverage reimbursement upon a termination without cause or a resignation for good reason and, in the case of Dr. McLaughlin, provide for the payment of $100,000 upon a termination without cause or resignation for good reason.

Potential Payments Upon Termination Following a Change in Control.  Each of our named executive officers, except for Mr. Marcotte, receives the same severance upon a termination of employment following a change in our control as described above for a termination apart from our change in control. In addition, under his offer letter agreement, if Mr. Southard is terminated by us without cause or experiences a constructive termination within 12 months following a change in control, Mr. Southard becomes entitled to full acceleration of vesting of his stock options.

If Mr. Marcotte’s employment is terminated by us without cause, or he resigns under certain specified conditions, each as described in the offer letter agreement we entered into with Mr. Marcotte on August 29, 2007, on or within 12 months following a change in control of the Company, then Mr. Marcotte becomes entitled to continued payment of his base salary for six months, the full acceleration of vesting on the stock option granted in connection with his offer letter agreement and reimbursement for up 12 months of continued health care coverage reimbursement. In order to receive any post-termination benefits, Mr. Marcotte must execute a general release of claims against the Company.

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause or due to constructive termination upon a change in control on December 31, 2007.

		Value of	Value of
	Salary	Accelerated	COBRA
Name of Executive Officer	Continuation	Equity Awards	Premiums

Donald J. Southard	$300,000	$620,739	$9,935
Timothy A. Marcotte	$125,000	—	$15,175
Mark M. Miller	$100,000	—	—
Douglas W. Tefft	$100,000	—	—

In addition, we intend to amend and restate the offer letters of each of Messrs. Southard and Marcotte to add change in control and severance provisions that will supersede corresponding provisions of the offer letter agreements described above. The change in control severance provisions will provide that 50% of each Messrs. Southard and Marcotte’s unvested options and other equity awards will vest on a change in our control and in the event the executive is terminated by us without cause or resigns for good reason within 12 months following a change in control of our company, the named executive officer is entitled, subject to our receipt of an effective waiver and release of claims executed by the named executive officer, to the following specific payments and benefits:

•	an amount equal to twelve months base salary as in effect at the time of termination;

•	all unvested options and other equity awards granted to the named executive officer will immediately vest; and

•	COBRA premiums for twelve months, unless the named executive officer becomes covered under another group health plan earlier.

We also intend to amend and restate the offer letter agreements of each of our other named executive officers to provide that 50% of each name executive officer’s unvested options and other equity awards will vest and become exercisable if the name executive officer is terminated by us without cause or resigns for good reason within the 6-month period commencing on a change in our control.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation that we paid to our Chief Executive Officer, Chief Financial Officer, each of our three other most highly compensated executive officers and the two other persons who served as our principal financial officer during the year ended December 31, 2007. We refer to these officers in this prospectus as our named executive officers.

									Change in
									Pension
									Value and
									Nonqualified
						Option	Non-Equity		Deferred
					Stock	Awards	Incentive Plan		Compensation	All Other
Name and Principal Position	Year	Salary	Bonus		Awards	(2)	Compensation		Earnings	Compensation		Total

Donald J. Southard	2007	$300,000	$35,440	(1)	—	$106,244	$49,560	(1)	—	$7,500	(4)	$498,744
President, Chief Executive Officer and Director
Timothy A. Marcotte	2007	$62,500	—		—	$31,543	—		—	—		$94,043
Vice President and Chief Financial Officer(3)
Glen W. McLaughlin, Ph.D	2007	$200,000	—		—	$29,047	—		—	—		$229,047
Vice President of Engineering and Chief Technology Officer
Mark M. Miller	2007	$200,000	—		—	$22,468	$163,985	(5)	—	$12,000	(4)	$398,453
Vice President of Sales and Marketing
Douglas W. Tefft	2007	$200,000	—		—	$21,181	$99,187	(5)	—	—		$320,368
Vice President of International
Kevin R. Davidge(6)	2007	$150,736	—		—	$58,548	—		—	$66,667	(4)	$275,951
Former Senior Vice President and Chief Financial Officer
Kenneth E. Ludlum(7)	2007	$110,624	—		—	—	—		—	—		$110,624
Former Senior Vice President and Chief Financial Officer

(1)	Consists of a bonus earned in 2007 which was paid in 2008.

(2)	The amounts included in the “Option Awards” column represent the compensation cost that was recognized by us in 2007 related to grants of options during 2006 and 2007 determined in accordance with SFAS No. 123R, excluding the effect of estimated forfeitures. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus.

(3)	Mr. Marcotte joined the Company on October 1, 2007.

(4)	For Mr. Southard, the amount reported includes a housing allowance of $7,500. For Mr. Miller, the amount reported includes a vehicle allowance of $12,000. For Mr. Davidge, the amount reported includes severance paid at separation. The compensation described in this table does not include medical, dental and life insurance and other benefits which are generally available to all our employees.

(5)	Consists of a bonus earned in 2007, some of which was paid in 2007 and the remainder of which was paid in 2008.

(6)	Mr. Davidge was our Vice President and Chief Financial Officer through February 2007 when he became our Vice President, Finance. Mr. Davidge resigned for personal reasons in September 2007.

(7)	Mr. Ludlum was our Senior Vice President and Chief Financial Officer from February 2007 through August 2007. Mr. Ludlum resigned for personal reasons in August 2007.

Grants of Plan-Based Awards Table

We have granted both incentive stock options and nonstatutory stock options to our named executive officers to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors, as recommended by our compensation committee, to be equal to or greater than the fair market value of our common stock as determined by our board of directors, as recommended by our compensation committee, on the date of the grant. All options were granted under our 1999 Stock Option Plan, as described below in “— Employee Benefit and Stock Plans — 1999 Stock Plan.”

The following table shows information regarding non-equity awards and grants of equity awards during the year ended December 31, 2007 to each of our named executive officers.

				All Other
				Option Awards;
				Number of
		Estimated Future Payouts		Securities	Grant Date	Exercise or
		Under Non-Equity		Underlying	Fair Value of	Base Price of
		Incentive Plan Awards(1)		Options	Option Awards	Option Awards
Name	Grant Date	Threshold	Target	(#)	(2)	($/Share)

Donald J. Southard		$45,000	$100,000
President, Chief Executive	5/22/2007			873,417	$377,753	$0.75
Officer and Director

Timothy A. Marcotte	12/13/2007	—	—	1,512,560	$507,464	$0.75
Vice President and Chief Financing Officer

Glen W. McLaughlin, Ph.D	5/22/2007	—	—	259,840	$112,381	$0.75
Vice President of Engineering and Chief Technology Officer

Mark M. Miller		$48,000	$150,000
Vice President of Sales and	5/22/2007			200,000	$86,500	$0.75
Marketing

Douglas W. Tefft		$45,000	$150,000
Vice President of International	5/22/2007			181,415	$78,462	$0.75

Kenneth E. Ludlum	2/26/2007	—	—	1,471,942	$364,894	$0.75
Former Senior Vice President and Chief Financial Officer(3)

(1)	The amount reported for Mr. Southard is his target bonus for 2007. The amounts reported for Mr. Miller and Mr. Tefft are the threshold and target amounts under the 2007 sales commission plan, which did not have a maximum amount payable.

(2)	The amounts included in the “Grant Date Fair Value” column represent the fair value of the option as determined in accordance with SFAS No. 123R, excluding the effect of estimated forfeitures. The valuation assumptions used in determining such amounts are described in Note 7 of our consolidated financial statements included in this prospectus.

(3)	The option grants awarded to Mr. Ludlum were canceled in August 2007, in conjunction with his separation from the company.

Outstanding Equity Awards at Fiscal Year-End

The following table shows stock options outstanding on December 31, 2007, the last day of our fiscal year, for each of our named executive officers.

	Option Awards
					Equity
					Incentive
					Plan Awards:
			Number of	Number of	Number of
			Securities	Securities	Securities
			Underlying	Underlying	Underlying
			Unexercised	Unexercised	Unexercised	Option	Option
	Option		Options (#)	Options (#)	Unearned	Exercise	Expiration
Name	Grant Date		Exercisable	Unexercisable	Options (#)	Price	Date

Donald J. Southard	1/22/2004	(1)	690,895	—	—	$0.30	1/22/2014
President, Chief Executive Officer	7/14/2004	(1)	1,992,321	—	—	$0.10	7/14/2014
and Director	7/14/2004	(2)	670,805	—	—	$0.10	7/14/2014
	5/3/2006	(3)	625,590	679,990	—	$0.30	5/3/2016
	5/22/2007	(4)	19,444	113,889	—	$0.75	5/22/2017
	5/22/2007	(4)	107,928	632,156	—	$0.75	5/22/2017
Timothy A. Marcotte	12/13/2007	(5)	—	133,333	—	$0.75	12/13/2017
Vice President and Chief Financing Officer	12/13/2007	(5)	—	1,379,227	—	$0.75	12/13/2017
Glen W. McLaughlin, Ph.D	9/28/2000	(6)	11,336	—	—	$6.80	9/28/2010
Vice President of Engineering	5/14/2002	(6)	2,500	—	—	$6.80	5/14/2012
and Chief Technology Officer	8/5/2003	(6)	166,808	—	—	$0.30	8/5/2013
	11/17/2003	(6)	20,000	—	—	$0.30	11/17/2013
	7/14/2004	(7)	629,261	—	—	$0.10	7/14/2014
	5/3/2006	(3)	153,333	166,667		$0.30	5/3/2016
	5/22/2007	(4)	19,444	113,889	—	$0.75	5/22/2017
	5/22/2007	(4)	18,448	108,059	—	$0.75	5/22/2017
Mark M. Miller	3/18/2003	(6)	8,750	—	—	$6.80	3/18/2013
Vice President of Sales and	8/5/2003	(6)	91,250	—	—	$0.30	8/5/2013
Marketing	11/17/2003	(6)	50,000	—	—	$0.30	11/17/2013
	7/14/2004	(7)	560,141	—	—	$0.10	7/14/2014
	5/3/2006	(3)	119,444	129,832	—	$0.30	5/3/2016
	5/22/2007	(4)	19,444	113,889	—	$0.75	5/22/2017
	5/22/2007	(4)	9,722	56,945	—	$0.75	5/22/2017
Douglas W. Tefft	4/30/2003	(6)	6,250	—	—	$6.80	4/30/2013
Vice President of International	8/5/2003	(6)	78,750	—	—	$0.30	8/5/2013
	11/17/2003	(6)	50,000	—	—	$0.30	11/17/2013
	7/14/2004	(7)	504,127	—	—	$0.10	7/14/2014
	5/3/2006	(3)	118,593	128,907	—	$0.30	5/3/2016
	5/22/2007	(4)	19,444	113,889	—	$0.75	5/22/2017
	5/22/2007	(4)	7,011	41,071	—	$0.75	5/22/2017

(1)	The option vests with respect to 25% of the shares subject thereto on the first anniversary of January 12, 2004 and with respect to 1/48th of the shares subject thereto on each monthly anniversary thereafter, subject to Mr. Southard’s continued employment with us through each such vesting date.

(2)	The option vests with respect to 100% of the shares subject thereto on the fourth anniversary of July 1, 2004, subject to Mr. Southard’s continued employment with us through such vesting date. The option was subject to acceleration upon the achievement of certain performance goals during fiscal year 2005; however, these performance goals were not met.

(3)	The option vests with respect to 1/48th of the shares subject thereto on each monthly anniversary of January 1, 2006, subject to the optionee’s continued employment with us through each such vesting date.

(4)	The option vests with respect to 1/48th of the shares per month, subject to the optionee’s continued employment with us through each such vesting date.

(5)	The option vests with respect to 25% of the shares subject thereto on the first anniversary of October 1, 2007 and with respect to 1/48th of the shares subject thereto on each monthly anniversary thereafter, subject to the optionee’s continued employment with us through each such vesting date.

(6)	The option is fully vested.

(7)	The option vests with respect to 1/48th of the shares subject thereto on each monthly anniversary of July 1, 2004, subject to the optionee’s continued employment with us through each such vesting date.

Option Exercises and Stock Vested Table

The following table shows information regarding the exercise and vesting of options by our named executive officers during the year ending December 31, 2007.

Option Awards
Number of
	Shares	Value
	Acquired on	Realized on
Name	Exercise	Exercise

Kevin R. Davidge	717,508	$361,344

Proprietary Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2008 Equity Incentive Award Plan

We intend to adopt a 2008 Equity Incentive Award Plan, or the 2008 Plan. The principal purpose of the 2008 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2008 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2008 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2008 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve.  Under the 2008 Plan,           shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, plus the number of shares remaining available for future awards under our Amended and Restated 1999 Stock Plan as of the completion of this offering, which will also be the effective date of the 2008 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2008 Plan will be increased by (i) the number of shares represented by awards outstanding under our Amended and Restated 1999 Stock Plan that are forfeited or lapse unexercised and which following the effective date are not issued under the Amended and Restated 1999 Stock Plan and (ii) an annual increase on the first day of each calendar year beginning in 2009 and ending in 2018, equal to the least of (A)           shares, (B)          % of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares of Stock

as determined by the board; provided, however, no more than           shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2008 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2008 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2008 Plan, such tendered or withheld shares will be available for future grants under the 2008 Plan;

•	to the extent any shares of restricted stock are repurchased by us at the same price as paid by the holder, such shares will be available for future grants under the 2008 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2008 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2008 Plan.

Initially, there will be no limit on the number of shares that may be covered by stock-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted stock-based awards under the 2008 Plan covering more than           shares or more than $           in cash in any calendar year. The limited transition period will expire on the earliest of:

•	the first material modification of the 2008 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan;

•	the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

•	such earlier date as may be required by Section 162(m) of the Code.

Administration.  The compensation committee of our board of directors will administer the 2008 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of the NASDAQ Stock Market. The 2008 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to our named executive officers and the equity awards policy we intend to adopt calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by the full board.

Subject to the terms and conditions of the 2008 Plan, the administrator has the exclusive authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2008 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2008 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the

2008 Plan. The full board of directors will administer the 2008 Plan with respect to awards to non-employee directors.

Eligibility.  Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2008 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

Awards.  The 2008 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

•	Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. To the extent ISOs having an aggregate exercise price in an amount greater than $100,000 become exercisable by an individual in any calendar year, the options in excess of $100,000 will be treated as NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2008 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2008 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2008 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•	Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control.  In the event of a change in control where the acquiror does not assume or replace awards granted under the 2008 Plan, awards issued under the 2008 Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2008 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2008 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2008 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board over a two-year period such that fifty percent or more of the members of the board were elected through one or more contested elections;

•	a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Non-Employee Director Awards.  The 2008 Plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of our board has adopted a non-employee director equity award policy. For a further description of Non-Employee Director Awards see “Director Compensation.”

Adjustments of Awards.  In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2008 Plan or any awards under the 2008 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the committee will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2008 Plan;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2008 Plan.

Amendment and Termination.  Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2008 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2008 Plan (other than in connection with certain corporate events, as described above);

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Options may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date without stockholder approval.

Expiration Date.  The 2008 Plan will expire on, and no option or other award may be granted pursuant to the 2008 Plan after ten years after the effective date of the 2008 Plan. Any award that is outstanding on the expiration date of the 2008 Plan will remain in force according to the terms of the 2008 Plan and the applicable award agreement.

Securities Laws and Federal Income Taxes.  The 2008 Plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2008 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2008 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	Section 409A of the Code. Certain awards under the 2008 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2008 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

•	Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2008 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2008 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2008 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan; or

•	the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2008 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2008 Plan in such a manner that, after the transition date the compensation attributable to stock options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2008 Plan.

1999 Stock Plan

Our board of directors adopted, and our stockholders initially approved, the 1999 Stock Plan, or 1999 Plan, in April and June 1999, respectively. Our board of directors and our stockholders approved amendments of the 1999 Plan to increase the number of shares available for issuance thereunder in February 2007 and December 2007. An aggregate of 23,685,594 shares of our common stock is reserved for issuance under the 1999 Plan. The 1999 Plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights. As of July 31, 2008, options to purchase 21,342,303 shares of our common stock at a weighted average exercise price per share of $0.44 remained outstanding under the 1999 Plan. No stock purchase rights have been granted under the 1999 Plan. As of July 31, 2008, options to purchase 355,753 shares of our common stock remained available for future issuance under the 1999 Plan.

The Compensation Committee of our board of directors administers the 1999 Plan and the awards granted under it. Following the completion of this offering, no further awards will be granted under the 1999 Plan, but all outstanding awards will continue to be governed by their existing terms. As discussed above, upon the completion of this offering any shares of our common stock that remain available for issuance under the 1999 Plan will become available for issuance under the 2008 Plan.

Stock Options.  The 1999 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options and stock purchase rights may be granted to employees, directors or consultants. The exercise price of incentive stock options granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options to employees, directors or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of nonstatutory stock options to all other employees, directors or consultants may not be less than 85% of the fair market value of our common stock on the date of grant. Except in the case of options granted to officers, directors and consultants, shares subject to options granted under the 1999 Plan vest over an optionee’s period of service at a minimum rate of at least 20% per year over five years from the date of grant.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. In the absence of a specified time in the governing option agreement, the option shall remain exercisable for three months following the optionee’s termination of service with us. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and will again become available for issuance under the 1999 Plan, or, on or following the completion of this offering, under the 2008 Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option will terminate and the shares of common stock covered by such option will again become available for issuance under the 1999 Plan, or, on or following the completion of this offering, under the 2008 Plan. If an optionee’s service relationship with us terminates due to disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than six months following the termination of service. In the absence of a specified time in such option agreement, the option will remain exercisable for 12 months following the optionee’s termination of service with us.

Stock Purchase Rights.  The 1999 Plan provides that we may issue stock purchase rights alone, in addition to or in tandem with options granted under the 1999 Plan and/or cash awards made outside the 1999 Plan. Any stock purchase rights will be governed by a restricted stock purchase agreement. We will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s status as an employee, director or consultant for any reason. Once the stock purchase right is exercised, the purchaser shall have rights equivalent to those of our other stockholders.

Merger or Asset Sale.  In the event we merge with or into another corporation or sell substantially all of our assets, and any surviving corporation does not assume options and stock purchase rights under the 1999 Plan, the vesting of options and stock purchase rights held by participants in the 1999 Plan whose status as an employee, director or consultant has not terminated prior to such event, will be accelerated and made fully exercisable at least fifteen days prior to the closing of the merger or asset sale and any options or stock purchase rights outstanding under the 1999 Plan will terminate if not exercised prior to the closing of the merger or asset sale.

Term; Amendments.  Unless it is sooner terminated by our board of directors, the 1999 Plan will terminate in April 2009. Except in circumstances specified in the 1999 Plan, however, no amendment may make any change in any outstanding option that adversely effects the rights of any participant without the consent of such participant. Moreover, certain amendments may require stockholder approval.

401(k) Plan

We maintain a defined contribution retirement and profit sharing plan that is intended to qualify under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended. All of our employees who are 21 years of age or older are eligible to participate in the 401(k) Plan. Participants may voluntarily make pre-tax contributions, through payroll deductions, under the 401(k) Plan of up to a maximum statutorily prescribed limit, which for most employees is $15,500 in 2008. All amounts contributed by participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Participants may elect to invest their contributions in authorized investment alternatives. We are also permitted to make under the 401(k) Plan matching, discretionary and profit sharing contributions, subject to established limits and a vesting schedule. To date, we have not made any matching, discretionary or profit sharing contributions on behalf of participants in the 401(k) Plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for certain reasonable expenses and liabilities incurred in connection with any action, suit or proceeding to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee or agent of the company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer or director, or by reason of the fact that they were serving at our request as a director, officer, employee or agent of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of the company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is liable to us unless the court determines that indemnification is proper. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Issuances

Issuance of Series G Preferred Stock

In a series of closings in February, March, October and November 2007, we issued an aggregate of 34,908,469 shares of our Series G preferred stock at a price per share of approximately $0.86 for an aggregate consideration of approximately $30,000,000. The table below sets forth the number of shares of Series G preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates, as applicable.

	Number of
	Shares of
	Series G	Aggregate
	Preferred	Purchase
Name	Stock	Price

5% Stockholders:
Entities affiliated with 3i Group plc(1)	6,724,306	$5,778,801
Entities affiliated with CB Healthcare Ventures(2)	2,671,820	$2,296,135
Entities affiliated with Draper Fisher Jurvetson(3)	5,900,848	$5,071,130
Entities affiliated with Frazier Healthcare Ventures(4)(5)	10,176,081	$8,745,222
Earlybird Verwaltung GmbH(4)(6)	2,597,183	$2,231,993
Mosaix Ventures, LP	3,939,834	$3,385,854
Directors:
Jeffrey R. Otten	232,722	$199,999
Joseph E. Whitters	290,904	$250,000

(1)	Includes 1,639,050 shares held by 3i Group Investments LP, 1,470,941 shares held by 3i Pan European Technology 2004-06 LP, 252,160 shares held by 3i Global Technology 2004-2006 LP and 3,362,155 shares held by 3i Technology Partners II LP. These entities are collectively referred to in this prospectus as 3i Group plc.

(2)	Includes 336,988 shares held by CB AH Parallel Fund II, L.P. and 2,334,832 shares purchased by CB Healthcare Fund II, L.P. 256,109 shares purchased by CB Healthcare Fund II, L.P. were subsequently transferred to non-affiliates on December 21, 2007.

(3)	Includes 118,008 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, 100,310 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG and 5,682,530 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P.

(4)	Thom Rasche is one of our directors and a Partner at Earlybird Venture Capital, an affiliate of Earlybird Verwaltung GmbH; and Nader Naini is one of our directors and a General Partner of Frazier Healthcare Ventures, an affiliate of Frazier Healthcare IV, L.P., Frazier Healthcare III, LP, Frazier Affiliates IV, LP and Frazier Affiliates III, LP.

(5)	Includes 4,835,015 shares held by Frazier Healthcare IV, L.P., 24,824 shares held by Frazier Affiliates IV, L.P., 39,680 shares held by Frazier Affiliates III, L.P. and 5,276,562 shares held by Frazier Healthcare III, L.P.

(6)	A German limited liability company, trustee to all funds managed by Earlybird LLC, a Delaware company.

Issuance of Series F Preferred Stock

In a series of closings in December 2005 and February 2006, we issued and sold 36,791,306 shares of Series F preferred stock at a per share price of approximately $0.83, for aggregate consideration of approximately $30.5 million. The table below sets forth the number of shares of Series F preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates, as applicable.

	Number of
	Shares of
	Series F	Aggregate
	Preferred	Purchase
Name	Stock	Price

5% Stockholders:
Entities affiliated with 3i Group plc(1)	15,681,546	$13,000,002
Entities affiliated with CB Healthcare Ventures(2)	1,553,129	$1,287,544
Entities affiliated with Draper Fisher Jurvetson(3)	2,792,831	$2,315,257
Earlybird Verwaltung GmbH(4)(5)	1,809,408	$1,499,999
Entities affiliated with Frazier Healthcare Ventures(4)(6)	8,849,139	$7,335,936
Mosaix Ventures, L.P.	4,374,371	$3,626,354

(1)	Includes 3,822,377 shares held by 3i Group Investments L.P., 3,430,338 shares held by 3i Pan European Technology 2004-06 LP, 588,058 shares held by 3i Global Technology 2004-2006 L.P. and 7,840,773 shares held by 3i Technology Partners II L.P.

(2)	Includes 216,659 shares held by CB AH Parallel Fund II, L.P. and 1,336,470 shares held by CB Healthcare Fund II, L.P.

(3)	Includes 55,857 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, 47,478 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG and 2,689,496 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P.

(4)	Thom Rasche is one of our directors and a Partner at Earlybird Venture Capital, an affiliate of Earlybird Verwaltung GmbH; and Nader Naini is one of our directors and a General Partner of Frazier Healthcare Ventures, an affiliate of Frazier Healthcare IV, L.P., Frazier Healthcare III, L.P., Frazier Affiliates IV, L.P. and Frazier Affiliates III, L.P.

(5)	A German limited liability company, trustee to all funds managed by Earlybird LLC, a Delaware company.

(6)	Includes 3,424,189 shares held by Frazier Healthcare III, L.P., 27,270 shares held by Frazier Affiliates IV, L.P., 25,751 shares held by Frazier Affiliates III, L.P. and 5,371,929 shares held by Frazier Healthcare IV, L.P.

Investor Rights Agreement

We are party to an investor rights agreement, which provides that holders of our preferred stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for certain reasonable expenses and liabilities incurred in connection with any action, suit or proceeding to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee or agent of the company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer or director, or by reason of the fact that they were serving at our request as a director, officer, employee or agent of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of the company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is liable to us unless the court determines that indemnification is proper. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

Other Transactions

Certain of our executive officers have offer letters that provide for certain severance and change of control benefits. In addition, we intend to enter into change of control agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Management — Potential Payments Upon Termination Apart From a Change in Control” and “Management — Potential Payments Upon Termination Following a Change in Control.”

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management — Grants of Plan-Based Awards Table.”

Policies and Procedures for Related Party Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed by our board of directors. Additionally, certain transactions, including the issuance in February, March, October and November 2007 of our Series G preferred stock to certain of our directors, executive officers and 5% stockholders, are approved by a special committee of our board of directors established to vote upon the transaction.

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at July 31, 2008 as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o ZONARE Medical Systems, Inc., 420 N. Bernardo Avenue, Mountain View, California 94043. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership on 121,922,330 shares of common stock outstanding on July 31, 2008, which assumes the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 119,303,479 shares of common stock. The table below assumes that          shares of common stock will be outstanding upon completion of this offering and that the underwriters do no exercise their option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional           shares of common stock from us.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
		Percentage	Percentage
		Before	After
Name and Address of Beneficial Owner	Shares(1)	Offering	Offering

5% Stockholders:
Entities affiliated with 3i Group plc(2)	22,405,852	18.4%
Entities affiliated with CB Healthcare Ventures(3)	8,701,436	7.1
Entities affiliated with Draper Fisher Jurvetson(4)	16,202,609	13.2
Earlybird Verwaltung GmbH(5)	17,250,860	13.9
Entities affiliated with Frazier Healthcare Ventures(6)	31,280,011	25.2
Mosaix Ventures, LP(7)	12,100,466	9.9
Executive Officers and Directors:
Donald J. Southard(8)	4,592,569	3.6
Timothy A. Marcotte(9)	7,031	*
Glen W. McLaughlin, Ph.D.(10)	1,373,590	1.1
Douglas W. Tefft(11)	882,097	*
Mark M. Miller(12)	963,419	*
Robert Terranova(13)	355,272	*
Lars W. Shaw(14)	158,721	*
Robert J. Gallagher(15)	162,804	*
Nader J. Naini(16)	31,280,011	25.2
Jeffrey R. Otten(17)	315,946	*
Thom E. Rasche(18)	17,250,860	13.9
Joseph E. Whitters(19)	375,904	*
Kevin R. Davidge	717,508	*
Kenneth Ludlum	—	—
All executive officers and directors as a group (14 persons)	58,435,732	43.4

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Includes shares of common stock issuable pursuant to stock options and warrants exercisable within 60 days of July 31, 2008.

(2)	Includes (i) 11,202,928 shares held by 3i Technology Partners II LP, (ii) 5,461,427 shares held by 3i Group Investments LP, (iii) 4,901,279 shares held by 3i Pan European Technology 2004-06 LP, and (iv) 840,218 shares held by 3i Global Technology 2004-2006 LP. Either 3i Corporation or 3i Investments plc, each of which is a wholly-owned indirect subsidiary of 3i Group plc, a public company listed on the London Stock Exchange, acts as investment manager with respect to the shares of the company held by 3i Technology Partners II LP, 3i Global Technology 2004-06 LP, 3i Group Investments LP and 3i Pan European Technology 2004-2006 LP and, in such capacity, has the power to vote and dispose of such shares. As a result, 3i Group plc may be deemed to beneficially own the shares of the Company held by 3i Technology Partners II LP, 3i Global Technology 2004-06 LP, 3i Group Investments LP and 3i Pan European Technology 2004-2006 LP. 3i Group plc disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. 3i Group has the following mailing address: 16 Palace Street, London SW1E 5JD England.

(3)	Includes (i) 6,715,525 shares and 772,070 warrants exercisable within 60 days of July 31, 2008 held by CB Healthcare Fund II, L.P. and (ii) 1,088,675 shares and 125,166 warrants exercisable within 60 days of July 31, 2008 held by CB AH Parallel Fund II, L.P. CB Health Ventures II, L.L.C. is the general partner of CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. Frederick R. Blume, Daniel M. Cain, Enrico Petrillo, MD and Robert B. Schulz are the Managing members of CB Health Ventures II, L.L.C. and exercise shared voting and investment power, which must be made by unanimous decision, of the shares held by CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. These managing members disclaim beneficial ownership of the shares held by these CB Health entities except to the extent of their pecuniary interests in these entities. CB Healthcare Ventures has the following mailing address: CB Health Ventures, 800 Boylston Street, Suite 800, Boston, Massachusetts 02199.

(4)	Includes (i) 14,816,781 shares and 786,358 warrants exercisable within 60 days of July 31, 2008 held by Draper Fisher Jurvetson ePlanet Ventures, L.P., (ii) 307,703 shares and 16,330 warrants exercisable within 60 days of July 31, 2008 held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California Limited Liability Company, and (iii) 261,556 shares and 13,881 warrants exercisable within 60 days of July 31, 2008 held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German Limited Partnership. Draper Fisher Jurvetson ePlanet Partners, Ltd. is the general partner of Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Partners, Ltd. and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher and Steve T. Jurvetson are managing members of Draper Fisher Jurvetson ePlanet Partners Fund, LLC and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH is the general partner of Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Messrs. Draper, Fisher, Jurvetson and Jamal disclaim beneficial ownership of the shares held directly by each of the foregoing entities except to the extent of their pecuniary interest therein. Draper Fisher Jurvetson has the following mailing address: 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(5)	Includes 1,950,518 warrants exercisable within 60 days of July 31, 2008. Earlybird Verwaltung GmbH, a German limited liability company, is trustee to all funds managed by Earlybird LLC, a Delaware limited liability company. The shares are held in trust for the benefit of Earlybird GmbH & Co. Beteiligungskommanditgesellschaft III, Earlybird III L.P. and Earlybird III Advisory L.P. Dr. Hendrik Brandis, Roland Manger, Rolf Mathies and Dr. Christian Nagel are the managing partners of Earlybird Verwaltung GmbH and the managers and members of Earlybird LLC, and in such capacity share voting and investment control over the shares held by Earlybird Verwaltung GmbH. Dr. Brandis, Mr. Manger,

Mr. Mathies and Dr. Nagel disclaim any beneficial ownership of the shares except to the extent of their individual pecuniary interest in such shares. Earlybird Ventures has the following mailing address: van-der-Smissen-Strasse 3, Hamburg 22767, Germany.

(6)	Includes (i) 15,845,138 shares and 1,697,887 warrants exercisable within 60 days of July 31, 2008 held by Frazier Healthcare IV, L.P., (ii) 12,816,581 shares and 728,381 warrants exercisable within 60 days of July 31, 2008 held by Frazier Healthcare III, L.P., (iii) 96,376 shares and 5,477 warrants exercisable within 60 days of July 31, 2008 held by Frazier Affiliates III, L.P., and (iv) 81,359 shares and 8,812 warrants exercisable within 60 days of July 31, 2008 held by Frazier Affiliates IV, L.P. FHM IV, LP is the general partner of each of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. FHM IV, LLC is the general partner of FHM IV, LP. Nader Naini, a member of our board of directors, Alan D. Frazier and Thomas S. Hodge are the members of FHM IV, LLC and share voting and investment power over the shares held by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. FHM III, LLC is the general partner of each of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P. Nader Naini and Frazier & Company, Inc. are the members of FHM III, LLC and share voting and investment power over the shares held by Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P. Alan D. Frazier is the President and majority shareholder of Frazier & Company, Inc. Mr. Naini, Mr. Frazier and Mr. Hodge disclaim beneficial ownership of all shares held by the Frazier entities, except to the extent of their proportionate pecuniary interests therein. Frazier Healthcare Ventures has the following mailing address: Two Union Square, 601 Union Street, Suite 3200, Seattle, Washington 98101.

(7)	Includes 914,867 warrants exercisable within 60 days of July 31, 2008. Ranjan Lal is the sole member of Mosaix Ventures Management, LLC, the General Partner of Mosaix Ventures, LP, and has sole voting and investment power over the shares held by Mosaix Ventures, LP. Mosaix Ventures, LP has the following mailing address: c/o Mosaix Ventures LLC, 1822 North Mohawk, Chicago, Illinois 60614.

(8)	Includes (i) 8,477 shares of record held by Mr. Southard and (ii) 4,584,092 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(9)	Includes 7,031 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(10)	Includes (i) 212,577 shares of record held by Mr. McLaughlin, (ii) 1,152,038 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008 and (iii) 8,975 shares issuable pursuant to warrants exercisable within 60 days of July 31, 2008.

(11)	Includes 882,097 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(12)	Includes 963,419 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(13)	Includes 355,272 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(14)	Includes (i) 151,277 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008 and (ii) 7,444 shares of record held by the Lars & Debra Shaw 2001 Trust, of which Mr. Shaw is trustee. Mr. Shaw has shared power with Mrs. Shaw to vote and dispose of the trust shares.

(15)	Includes 162,804 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(16)	Mr. Naini is a General Partner of Frazier Healthcare, an affiliate of Frazier Healthcare IV, L.P., Frazier Healthcare III, L.P., Frazier Affiliates IV, L.P., and Frazier Affiliates III, L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(17)	Includes (i) 232,722 shares of record held by Mr. Otten and (ii) 83,224 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

(18)	Mr. Rasche is a partner at Earlybird Venture Capital, an affiliate of Earlybird Verwaltung GmbH and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(19)	Includes (i) 290,904 shares of record held by Mr. Whitters and (ii) 85,000 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2008.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to           shares of common stock, $0.001 par value per share, and           shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock upon the closing of this offering.

As of July 31, 2008, and assuming the conversion of all outstanding redeemable convertible preferred stock into common stock, immediately prior to the closing of this offering, there were outstanding:

•	121,922,330 shares of our common stock held by 181 stockholders; and

•	21,342,303 shares issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. See “Management — Board Composition” for a description of the structure of our board of directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2008, there were outstanding warrants to purchase 533 shares of our Series A preferred stock at an exercise price of $30.00 per share, 1,375 shares of our Series C preferred stock at an exercise price of $70.00 per share, 9,025,998 shares of our Series E preferred stock at $0.92565 per share, 96,501 shares of our Series F preferred stock at $0.829 per share. These warrants may be exercised at any time prior to their respective termination dates, which are, with respect to the warrants for our Series A preferred stock and our Series C preferred stock, the 10th anniversaries of their issue dates, and with respect to the warrants for our Series E preferred stock and Series F preferred stock, the 7th anniversaries of their issue dates. Assuming conversion of all of our preferred stock into common stock immediately upon the closing of this offering, the warrants to purchase shares of our Series A preferred stock will be exercisable for shares of our common stock at $      per share, the warrants to purchase shares of our Series C preferred stock will be exercisable for          shares of our common stock at $      per share, the warrants to purchase shares of our Series E preferred stock will be exercisable for shares of our common stock at $      per share, the warrants to purchase shares of our Series F preferred stock will be exercisable for          shares of our common stock at $      per share.

Registration Rights

We are party to an investor rights agreement which provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, each at our expense. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. In addition, pursuant to the investor rights agreement, the holders of at least 60% of the common stock issuable upon conversion of our preferred stock have the right upon the earlier of six months after the completion of this offering and December 27, 2008 to require us, on not more than three occasions, to file a registration statement, other than on a Form S-4 or S-8 or any successor thereto, under the Securities Act in order to register the resale of their shares of common stock if the aggregate price of such shares sold to the public is at least $3 million. We may, in certain circumstances, defer such registrations, and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registration rights have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president, in the absence of a chief executive officer, may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Under our 1999 Equity Incentive Plan and 2008 Equity Incentive Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under that plan.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and some employees for certain reasonable expenses and liabilities incurred in connection with any action, suit or proceeding to which they are a party, or are threatened to be made a party, by reason of the fact that they are, or were, a director, officer, employee or agent of the company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer or director, or by reason of the fact that they were serving at our request as a director, officer, employee or agent of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of the company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is liable to us unless the court determines that indemnification is proper. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “ZONE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          . The transfer agent’s address is           and its telephone number is          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of          , 2008, upon completion of this offering, shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding ( shares immediately after this offering or shares if the underwriters’ over-allotment is exercised in full); or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. Substantially all Rule 701 shares, however, are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and certain of our other stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, without the prior written consent of Citi and Piper Jaffray, in which case some or all of the shares may be released from these lock-up restrictions. These lock-up restrictions are subject to specified exceptions. For example, the lock-up restrictions will generally not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value and affiliate transfers, provided that the recipient agrees to be bound by these lock-up restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period:

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Registration Rights

We are party to a registration rights agreement which provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 1999 Stock Option Plan and 2008 Equity Incentive Plan and the Employee Stock Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management — Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, or investors in pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We do not anticipate making any cash or other property distributions on our common stock. If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must timely furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

A non-U.S. holder who claims the benefit of an applicable income tax treaty or who treats a dividend as exempt from U.S. federal withholding as effectively connected income generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a

USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, there can be no assurance that we will not become USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a United States real property interest with respect to a particular non-U.S. holder only if such non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock during the applicable period.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on an net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply. Non-U.S. holders should consult with their tax advisors regarding whether any applicable income tax treaties may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient for purposes of the U.S. backup withholding rules.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership, or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint bookrunning managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.
Piper Jaffray & Co.
Cowen and Company, LLC
Canaccord Adams Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The underwriters have advised us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and holders of more than     % of our shares and options to purchase our shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, without the prior written consent of Citi and Piper Jaffray, in which case some or all of the shares may be released from these lock-up restrictions. These lock-up restrictions are subject to specified exceptions. If we release earnings results, announce material news or a material event relating to us occurs during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 16-day period beginning on the last day of the lock-up period, then the lock-up period will automatically be extended until the end of the 18-day period beginning with the earnings release, material news announcement or material event, unless Citi and Piper Jaffray waive such extension in writing. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. In the aggregate, holders of more than     % of our outstanding shares and options to purchase our shares are subject to contractual lock-up restrictions.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for listing on the NASDAQ Global Market under the trading symbol “ZONE.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No	Full
	Exercise	Exercise

Per share	$	$

Total	$	$

In connection with the offering, Citi and Piper Jaffray, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citi and Piper Jaffray repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, paid and payable by us, not including the underwriting discounts and commissions, will be $      million.

Other than in connection with this offering, the underwriters have not performed investment banking and advisory services for us.

A prospectus in electronic format may be made available by one or more of the underwriters. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. The underwriters may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to          shares of our common stock offered hereby for our directors, certain friends and family of our directors and certain of our officers. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

INTERNATIONAL SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Further details concerning the legend authority for this information is available upon request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In any European Economic Area, or EEA, Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that all offers of our common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the EEA, from the requirement to produce a prospectus for offers of common stock. Accordingly any person making or intending to make any offer within the EEA of common stock which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final placement of common stock contemplated in this prospectus.

In relation to each Member State of the EEA which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase any common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The common stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The common stock offered has not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés), to a restricted group of investors (cercle restreint d’investisseurs) or to people providing portfolio management services for third-party accounts (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”). In each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-2 of the French Monetary and Financial Code. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the common stock for their own account and undertake not to transfer, directly or indirectly, the common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to art 652a or art 1156 of the Swiss Code of Obligations. The issuer has not and will not register with the Swiss Federal Banking Commission as a foreign investment fund. The common stock will not be listed on the SWX Swiss Exchange and, therefore, the prospectus may not comply with the disclosure standards of the listing rules of the SWX Swiss Exchange.

Accordingly, the common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the common stock with a view to distribution. The investors will be individually approached by the underwriters from time to time.

This prospectus is personal to each offeree and does not constitute an offer to any person. The prospectus may only be used by those persons to whom it as been handed out in connection with the offer described therein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland.

Germany

The common stock offered by this prospectus has not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The common stock neither has been, nor will be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the common stock in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Italy

This offering has not been registered with the Commissione Nationale per la Società e la Borsa (CONSOB) pursuant to Italian securities legislation. Our common stock offered by this prospectus may neither be offered or sold, nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

(b) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No, 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase common stock; and

(c) in compliance with all relevant Italian securities and tax laws and regulations.

Israel

This document does not constitute a prospectus approved by the Israeli Securities Authority. The securities are being offered in Israel solely to investors of the categories listed in the annex to Israeli Securities Law and possibly to a limited number of other investors, in all cases under circumstances that do no constitute an “offering to the public” under Section 15 of the Israeli Securities Law. This document may not be reproduced or used for any other purpose or furnished to any other person other than those to whom copies have been sent.

Nothing in this document should be considered consulting as defined in the Investment Consulting, Investments Marketing and Portfolio Management Law — 1995.

Japan

The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.zonare.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

ZONARE MEDICAL SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ZONARE Medical Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of ZONARE Medical Systems, Inc. and its subsidiaries (the “Company”) at December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and during the year ended December 31, 2005 adopted the provisions of Financial Accounting Standards Board Staff Position No. 150-5, Issuers Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  PricewaterhouseCoopers LLP

San Jose, California
June 20, 2008

ZONARE MEDICAL SYSTEMS, INC.

Consolidated Balance Sheets

				Pro forma
				Stockholders’
				Deficit
	December 31,		June 30,	June 30,
	2006	2007	2008	2008
	(In thousands, except per share data)
			(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$3,100	$13,353	$5,672
Short-term investments	3,003	—	—
Accounts receivable, net of allowance for doubtful accounts of $167 at December 31, 2006, $146 at December 31, 2007, and $233 at June 30, 2008 (unaudited)	5,308	6,663	6,795
Deferred product costs, current portion	8,760	9,852	9,285
Inventories, net	4,124	5,653	7,159
Prepaids and other current assets	1,090	1,759	1,404

Total current assets	25,385	37,280	30,315
Restricted cash	1,500	—	—
Property and equipment, net	3,825	4,588	4,454
Deferred product costs, net of current portion	1,377	30	63
Deferred intial public offering costs	—	1,029	1,826
Other non-current assets	484	459	131

Total assets	$32,571	$43,386	$36,789

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$3,723	$4,257	$5,989
Accrued compensation	2,155	3,259	2,866
Other accrued liablilities	1,375	3,209	5,922
Deferred revenue, current portion	15,454	20,149	21,530
Current portion of loan payable	843	852	1,667
Current portion of capital lease obligation	11	14	14

Total current liabilities	23,561	31,740	37,988
Deferred revenue, net of current portion	2,534	289	629
Deferred rent, net of current portion	—	335	303
Loan payable, net of current portion	100	1,632	2,769
Capital lease obligation, net of current portion	24	11	4
Other long-term liabilities	—	—	1,250
Preferred stock warrant liability	4,496	3,361	3,688	$—

Total liabilities	30,715	37,368	46,631

Commitments and contingencies (note 4)
Redeemable convertible preferred stock: $0.001 par value; 87,927,150 shares authorized at December 31, 2006, 123,382,150 shares authorized at December 31, 2007 and June 30, 2008 (unaudited); 77,608,860 shares issued and outstanding at December 31, 2006, and 112,517,329 shares issued and outstanding at December 31, 2007 and June 30, 2008 (unaudited); (liquidation preference: $157,457 at December 31, 2007 and June 30, 2008 (unaudited)); no shares issued and outstanding pro forma (unaudited)	109,909	140,218	140,544	—

Stockholders’ deficit
Common stock: $0.001 par value; 150,000,000 shares authorized at December 31, 2006, and 192,455,000 shares authorized at December 31, 2007 and June 30, 2008 (unaudited); 1,614,887, 2,456,977, 2,618,851 and 121,922,330 shares issued and outstanding at December 31, 2006 and 2007, June 30, 2008 (unaudited); and pro forma June 30, 2008 (unaudited)	2	2	3	122
Additional paid-in capital	8,202	8,214	8,293	152,406
Accumulated other comprehensive loss	(23)	(143)	(290)	(290)
Deficit accumulated during development stage	(116,234)	(142,273)	(158,392)	(158,392)

Total stockholders’ deficit	(108,053)	(134,200)	(150,386)	$(6,154)

Total liabilities, redeemable convertible preferred
stock and stockholders’ deficit	$32,571	$43,386	$36,789

See accompanying notes.

ZONARE MEDICAL SYSTEMS, INC.
Consolidated Statements of Operations

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands, except per share data)
				(unaudited)

Revenue	$1,298	$5,640	$27,499	$15,726	$19,044
Cost of revenue	2,895	5,462	17,282	10,680	10,979

Gross profit	(1,597)	178	10,217	5,046	8,065

Operating expenses:
Research and development	6,807	8,151	7,501	3,619	3,896
Selling and marketing	8,836	16,725	23,550	10,441	11,730
General and administrative	1,798	2,857	6,756	3,182	8,259

Total operating expenses	17,441	27,733	37,807	17,242	23,885

Loss from operations	(19,038)	(27,555)	(27,590)	(12,196)	(15,820)
Interest income	288	933	495	241	83
Interest expense	(143)	(201)	(216)	(28)	(125)
Other income (expense)	399	(175)	1,272	42	(257)
Minority interest	99	23	—	—	—

Loss before cumulative effect of change in accounting principle	(18,395)	(26,975)	(26,039)	(11,941)	(16,119)
Cumulative effect of change in accounting principle (note 2)	(164)	—	—	—	—

Net loss	(18,559)	(26,975)	(26,039)	(11,941)	(16,119)
Accretion of preferred stock to redemption value	(1,069)	(585)	(617)	(305)	(332)

Net loss attributable to common stockholders	$(19,628)	$(27,560)	$(26,656)	$(12,246)	$(16,451)

Net loss per share — basic and diluted	$(25.35)	$(21.21)	$(15.63)	$(7.48)	$(6.40)
Cumulative effect of change in accounting principle (note 2)	(0.23)	—	—	—	—
Accretion of preferred stock to redemption value	(1.47)	(0.46)	(0.37)	(0.19)	(0.14)

Net loss per share attributable to common stockholders	$(27.05)	$(21.67)	$(16.00)	$(7.67)	$(6.54)

Weighted average common shares outstanding — basic and diluted	726	1,272	1,666	1,597	2,517

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)			$(0.26)		$(0.13)

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)			104,027		121,821

See accompanying notes.

ZONARE MEDICAL SYSTEMS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except per share data)

	Redeemable					Accumulated
	Convertible				Additional	Other		Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
	(In thousands, except per share data)
Balances, December 31, 2004	40,818	$82,360	672	$—	$9,630	$(21)	$(70,700)	$(61,091)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(18,559)	(18,559)
Change in unrealized loss on marketable securities	—	—	—	—	—	21	—	21
Foreign currency translation adjustment	—	—	—	—	—	(12)	—	(12)

Total comprehensive loss								(18,550)

Issuance of common stock upon exercise of options	—	—	111	1	17	—	—	18
Issuance of Series F convertible preferred stock for cash at $0.8290 per share, net of issuance costs of $84	32,815	27,120	—	—	—	—	—	—
Reclassification of preferred stock warrants upon adoption of FSP 150-5	—	(4,497)	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	1,069	—	—	(1,069)	—	—	(1,069)

Balances, December 31, 2005	73,633	106,052	783	1	8,578	(12)	(89,259)	(80,692)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(26,975)	(26,975)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)

Total comprehensive loss								(26,986)

Issuance of common stock upon exercise of options	—	—	832	1	91	—	—	92
Issuance of Series F convertible preferred stock for cash at $0.8290 per share, net of issuance costs of $24	3,976	3,272	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	585	—	—	(585)	—	—	(585)
Stock-based compensation	—	—	—	—	118	—	—	118

Balances, December 31, 2006	77,609	109,909	1,615	2	8,202	(23)	(116,234)	(108,053)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(26,039)	(26,039)
Foreign currency translation adjustment	—	—	—	—	—	(120)	—	(120)

Total comprehensive loss								(26,159)

Issuance of common stock upon exercise of options	—	—	842	—	121	—	—	121
Issuance of Series G convertible preferred stock for cash at $0.85939 per share, net of issuance costs of $308	34,908	29,692	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	617	—	—	(617)	—	—	(617)
Stock-based compensation	—	—	—	—	508	—	—	508

Balances, December 31, 2007	112,517	140,218	2,457	2	8,214	(143)	(142,273)	(134,200)
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	(16,119)	(16,119)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(147)	—	(147)

Total comprehensive loss (unaudited)								(16,266)

Issuance of common stock upon exercise of options (unaudited)	—	—	162	1	42	—	—	43
Issuance costs related to Series G convertible preferred stock (unaudited)	—	(6)	—	—	—	—	—	—
Accretion of preferred stock to redemption value (unaudited)	—	332	—	—	(332)	—	—	(332)
Stock-based compensation (unaudited)	—	—	—	—	369	—	—	369

Balances, June 30, 2008 (unaudited)	112,517	$140,544	2,619	$3	$8,293	$(290)	$(158,392)	$(150,386)

See accompanying notes.

ZONARE MEDICAL SYSTEMS, INC.

Consolidated Statements of Cash Flows

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands)
					(unaudited)

Cash flows from operating activities
Net loss	$(18,559)	$(26,975)	$(26,039)	$(11,941)	$(16,119)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,246	1,363	2,281	1,047	898
Amortization of premiums/discounts on short-term investments	66	(17)	(5)	(5)	—
Change in minority interest	20	(20)	—	—	—
Provision for obsolete inventory	180	354	393	370	(72)
Provision for bad debts	44	129	(21)	82	87
Asset impairment charge	—	—	313	313	—
Loss (gain) on disposal of fixed assets	32	597	(6)	29	(6)
Non-cash interest expense related to warrants	13	21	31	10	—
Stock-based compensation	—	118	508	136	369
Cumulative effect of change in accounting principle	164	—	—	—	—
Changes in preferred stock warrant liability	(355)	190	(1,135)	31	327
Changes in operating assets and liabilities
Accounts receivable	(2,255)	(3,142)	(1,284)	60	(190)
Inventories	(2,795)	(3,111)	(3,542)	(2,694)	(1,618)
Deferred product costs	(3,079)	(7,019)	369	2,783	639
Prepaid expenses and other current assets	323	(608)	(694)	(198)	362
Other assets	—	(41)	(41)	—	167
Accounts payable	(308)	1,694	524	(513)	1,724
Accrued liabilities	(108)	1,031	868	329	1,939
Accrued compensation	1,046	447	1,089	(173)	(402)
Accrued rent	—	—	335	412	(32)
Deferred revenue	5,010	12,909	2,261	(3,305)	1,532
Other long-term liabilities	—	—	—	—	1,250

Net cash used in operating activities	(19,315)	(22,080)	(23,795)	(13,227)	(9,145)

Cash flows from investing activities
Purchase of short-term investments	(1,732)	(27,070)	—	—	—
Maturities of short-term investments	11,967	24,084	3,008	3,008	—
Change in restricted cash	—	—	1,500	1,500	—
Deposits on property and equipment	—	(497)	(473)	(288)	(94)
Purchase of property and equipment	(702)	(851)	(1,134)	(622)	(282)

Net cash provided by (used in) investing activities	9,533	(4,334)	2,901	3,598	(376)

Cash flows from financing activities
Proceeds from bank loan	600	—	2,554	554	2,446
Repayments of bank loan	(614)	(779)	(1,013)	(943)	(494)
Principal payments on capital lease obligations	(165)	(12)	(11)	(5)	(6)
Proceeds from issuance of redeemable convertible preferred stock and warrants, net of issuance costs	27,120	3,272	29,692	14,800	(6)
Payments for deferred initial public offering costs	—	—	(70)	—	(32)
Proceeds from issuance of common stock options	18	92	121	7	43

Net cash provided by financing activities	26,959	2,573	31,273	14,413	1,951

Effect of exchange rate changes	(20)	(26)	(126)	(32)	(111)

Net increase (decrease) in cash and cash equivalents	17,157	(23,867)	10,253	4,752	(7,681)
Cash and cash equivalents at beginning of period	9,810	26,967	3,100	3,100	13,353

Cash and cash equivalents at end of period	$26,967	$3,100	$13,353	$7,852	$5,672

Supplemental disclosures of cash flow information
Cash paid for interest	124	173	113	28	125
Supplemental schedule of non-cash investing and financing activities
Transfer of inventory to fixed assets	954	1,226	1,623	1,044	195
Asset acquired under capital lease	—	36	—	—	—
Change in unrealized gain (loss) on marketable securities	(21)	—	—	—	—
Accretion of convertible preferred stock to redemption value	1,069	585	617	305	332
Reclassification of preferred stock warrants to liabilities upon adoption of FSP 150-5	4,497	—	—	—	—
Accrued deferred initial public offering costs	—	—	959	45	765

See accompanying notes.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements

1.	Business Overview

ZONARE Medical Systems, Inc. (“ZONARE” or the “Company”), formerly NovaSonics, Inc., was incorporated in the state of Delaware on April 27, 1999 to develop, manufacture and market high quality compact ultrasound systems. The Company began selling its ultrasound systems in 2005. The Company employs a direct sales force in the United States. and selected territories outside the United States, and utilizes third party distributors throughout the rest of the world. ZONARE has subsidiaries in Germany, Sweden, the United Kingdom and Canada which market and sell its products.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2008 (unaudited), the Company had cash and cash equivalents of $5.7 million and $5.0 million available under its revolving line of credit, respectively. During the six months ended June 30, 2008 and the year ended December 31, 2007, net cash used in operations amounted to $9.1 million (unaudited) and $23.8 million, respectively. As of June 30, 2008 (unaudited), the Company had an accumulated deficit of $158.4 million. The Company has incurred negative cash flows and losses since inception.

Historically, the Company has supported its operations by raising operating cash from private placements of its equity securities, debt financing, issuance of convertible notes and, to a lesser extent, the exercise of options, to finance its working capital needs and its capital expenditure requirements. The Company has also entered into credit arrangements with financial institutions under which it has periodically borrowed funds to support short-term operating cash requirements.

Based on current operating levels, the Company’s operations may require that the Company raise additional funds by selling additional equity or by incurring additional debt, in addition to utilizing the funds available under its existing term loan and revolving line of credit, prior to December 31, 2008. If the Company fails to raise sufficient funds for operations as currently planned, management could implement cost reduction measures. There can be no assurance that these actions will provide sufficient cash flows to enable the Company to continue as a going concern. The Company currently has no commitments for additional financing and may experience difficulty in obtaining additional financing on favorable terms, if at all. All of these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

On June 18, 2008, the board of directors of the Company approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of ZONARE Medical Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying unaudited consolidated balance sheet as of June 30, 2008, consolidated statements of operations and of cash flows for the six months ended June 30, 2007 and 2008 and consolidated statement of

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

changes in redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2008 and related interim information contained in the notes to the consolidated financial statements are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with GAAP and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2008 and its results of operations and its cash flows for the six months ended June 30, 2007 and 2008. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of June 30, 2008 gives effect to the automatic conversion of all outstanding shares of the Company’s Series A, B, C, D, E, F and G redeemable convertible preferred stock into an aggregate of 119,303,479 shares of common stock upon completion of the Company’s initial public offering. In addition, the unaudited pro forma balance sheet reflects the reclassification of the preferred stock warrant liabilities to additional paid-in capital, as upon the completion of the initial public offering the preferred stock warrants will become warrants to purchase common stock.

The unaudited pro forma balance sheet does not reflect any proceeds from the proposed initial public offering.

Pro forma net loss per share is computed using the weighted-average number of common shares outstanding including the pro forma effects of the items in the foregoing paragraph effective upon the assumed closing of the Company’s proposed initial public offering as if they had occurred at the beginning of the period, or the original issuance date, if later.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of money market accounts and various deposit accounts.

Short-Term Investments

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase, and re-evaluates this designation at each balance sheet date. At June 30, 2008 and at December 31, 2007, the Company had no investments in marketable debt securities. At December 31, 2006, the Company classified all marketable securities as “available-for-sale” and carried them at fair value with unrealized gains or losses related to these securities included as a component of other comprehensive loss until realized. At December 31, 2006, all securities were within one year of maturity and amortized cost approximated fair value.

Fair Value of Financial Instruments

Carrying amounts of the Company’s financial instruments, including cash, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the bank loan approximates its fair value. The carrying amount of the preferred stock warrant liability represents its fair value.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, investment securities and accounts receivable. Most of the Company’s cash and cash equivalents are maintained at two major financial institutions in the United States. Those deposits may exceed the amount of insurance provided on such deposits. The Company also maintains cash deposits with banks in Western Europe and Canada. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Certain components and subassemblies included in the Company’s systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have an adverse effect on the Company’s results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company’s results of operations.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key suppliers, protection of proprietary technology, dependence on key personnel, product liability and compliance with government regulations. There can be no assurance that the Company’s products or services will continue to be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

The Company’s products are subject to extensive regulation by the U.S. Food and Drug Administration (the “FDA”) and other international regulatory agencies, including the requirement to obtain clearance or pre-market approval and the requirement to report adverse events. If the Company fails to obtain such clearances or pre-market approvals, or is subject to regulatory enforcement action as a result of its failure to properly report adverse events, the Company’s operations could be materially impacted.

The medical device industry has been characterized by frequent and extensive intellectual property litigation. Competitors or other patent holders may assert that the Company’s devices and methods employed are covered by their patents. If the Company’s devices or methods are found to infringe, the Company could be prevented from manufacturing or marketing its products, which could have a materially adverse impact on the Company.

Accounts Receivable

The Company’s accounts receivable are derived from sales made to customers located in North America, Europe, Asia and other parts of the world. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. At December 31, 2006 and 2007 and June 30, 2008 (unaudited), one domestic customer represented 13%, 24%, and 14% of accounts receivable prior to the allowance for doubtful accounts, respectively. At June 30, 2008 (unaudited), one international customer represented 15% of accounts receivable prior to the allowance for doubtful accounts. The percentage of

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

accounts receivable from domestic and international customers, respectively, prior to any allowance for doubtful accounts, are summarized as follows:

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Domestic	69%	71%	52%
International	31	29	48

Total	100%	100%	100%

During the years ended December 31, 2005, 2006 and 2007, the Company recorded $44,000, $129,000 and ($21,000), respectively, for provision for doubtful accounts.

During the year ended December 31, 2006, the Company wrote off $6,000 for doubtful accounts. There were no write-offs for the years ended December 31, 2005 and 2007.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of product lifecycle stage, technology trends, product development plans, component cost trends and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property and Equipment, Net

Property and equipment are stated at historical cost, net of accumulated depreciation and amortization and are depreciated on a straight-line basis over their estimated useful lives. Depreciation and amortization periods for the Company’s property and equipment are as follows:

Tools, dies and molds	5 years
Demonstration equipment	3 years
Furniture and equipment	5 years
Software	3 years
Computers	3 years
Leasehold improvements	Shorter of estimated life or remaining lease term

Demonstration equipment consists of z.one ultrasound systems the Company purchases internally for customer demonstrations and trade shows. The equipment is also used to provide temporary service loaners to customers whose equipment is returned to the factory for repair. The Company typically does not sell its demonstration equipment to customers as the equipment receives heavy use and may not be suitable for resale. As such, the Company classifies the demonstration equipment as property and equipment, net on its consolidated balance sheet. The Company records depreciation expense for customer demonstration and trade show equipment in sales and marketing expense and records depreciation expense for service loaner equipment in cost of goods sold.

Upon retirement or sale of property and equipment, the cost and related accumulated depreciation and amortization of the asset retired or sold are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repair costs are expensed as incurred.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is determined by comparison of its carrying amount to future undiscounted net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the asset exceeds the projected discounted future operating cash flows. The Company recorded an impairment charge of $0.3 million in cost of revenue during the year ended December 31, 2007.

Warranties

The Company provides a 12 to 18 month warranty for our ultrasound systems. The warranty includes parts and labor as well as access to on-line technical support and free software upgrades during the warranty period. Under Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended, the warranty offering is treated as post-contract support, or PCS, a separate revenue element, due to the inclusion of technical support and software upgrades as part of the warranty offering. The Company recognizes the PCS revenue over the period during which it is earned, and records any related costs during the same period, as described in the revenue recognition discussion below.

Revenue Recognition

ZONARE’s ultrasound system incorporates software that is considered more than incidental to the related hardware as a whole and, accordingly, revenue is recognized in accordance with SOP 97-2, as amended, and all related interpretations. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. In instances where final acceptance of the product, system or solution is specified by the customer, all revenue is deferred until all acceptance criteria have been met. For service contracts, revenue is recognized as services are performed or ratably over the term of the contract.

Contracts, accepted quotations and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction, whether the sales price is subject to refund or adjustment and whether any specified future deliverables are negotiated as part of the arrangement. The Company assesses collectibility based primarily on the creditworthiness of the customer as evidenced by credit checks and analyses, as well as the customer’s payment history.

Sales are made directly to end customers in the United States and Canada, and through the Company’s subsidiaries in Germany, Sweden and the United Kingdom. Delivery is considered to have occurred when title has transferred and, if specified in the arrangement, installation is completed and training has been provided to the end customer. Sales to end users in other international markets are made through the Company’s authorized international distributors. Revenue on sales to international distributors is recognized as products are sold by them to end customers, as reported by the international distributors, rather than at the time the products are sold to the distributors, as the Company is unable to reliably estimate sales returns prior to sale to the end customer and has not established a consistent history of receiving payments within contractual terms. The Company typically ships its products FOB shipping point, and accounts receivable, related deferred revenue and deferred product costs are recorded based on the Company’s contractual right to invoice the end customers or distributors.

SOP 97-2, as amended, requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multi-

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

element arrangements is allocated to each element of the arrangement using the residual method based on the fair values of the undelivered elements. The amount of product and service revenue recognized is affected by management’s judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value (“VSOE”) exists for each element. For sales arrangements where VSOE of the undelivered elements exists, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until the element is delivered to the customer or is recognized over the contractual term of the undelivered element. For sales arrangements where VSOE of the undelivered elements does not exist, the total sales price is deferred until the delivery of the element with no VSOE or the sales price is recognized ratably over the post-contract customer support (“PCS”) term, provided that PCS is the only undelivered element. The Company typically includes one year of PCS with each domestic system sale and 13 months of PCS with each system sale to international distributors.

Prior to 2007, the Company had sufficient evidence of VSOE for PCS included in arrangements with its international distributors based on substantive renewal rates in contracts, but did not have such VSOE for arrangements directly with end-user customers. Accordingly, all the revenue and the related cost of goods sold on arrangements with end-users which included those elements was deferred and recognized over the PCS period.

Beginning in the first quarter of 2007, the Company determined it had sufficient evidence of VSOE for PCS in North America as a result of establishing sufficient history of consistent pricing practices for PCS when sold separately. Accordingly, for those sales arrangements, the Company now recognizes revenue on the delivered elements when delivery has occurred, and recognizes revenue on the PCS ratably over the coverage period, assuming all other criteria for revenue recognition are met. In addition, in the first quarter of 2007, the Company recognized all remaining deferred revenue and deferred product costs, $5.7 million and $3.2 million, respectively, on delivered elements related to sales arrangements made in the U.S. that had previously been deferred due to lack of VSOE on the PCS obligation, as required by SOP 97-2.

The Company does not have sufficient evidence of VSOE for PCS included in sales made directly to end customers by our subsidiaries in Germany, Sweden and the United Kingdom. Accordingly, all the revenue and the related cost of revenue is being deferred and recognized over the PCS period.

Revenue attributable to service contracts sold separately is deferred and recognized ratably over the terms of the associated coverage periods, usually 12 months. Related costs are expensed as incurred.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of salaries and other employee-related expenses, consulting fees, materials, supplies, depreciation and allocation of overhead. The Company has determined that technological feasibility for its software related products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material and, accordingly, are expensed as incurred.

Advertising Costs

The Company expenses the cost of advertising as incurred and includes such costs in sales and marketing expense in its statements of operations. Advertising expense was approximately $237,000, $287,000 and $353,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Advertising expense was approximately $186,000 (unaudited) and $121,000 (unaudited) for the six months ended June 30, 2007 and 2008, respectively.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS No. 148”). Under APB 25, compensation expense is based on the intrinsic value of a stock option, which is the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB 25 is recognized over the option vesting period. In accordance with APB 25, the Company recognized no stock-based compensation expense for options granted to employees with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. SFAS No. 123 defines a fair value based method of accounting for employee stock options and similar equity instruments. The Company used the minimum value method in connection with the disclosure provisions of SFAS No. 123.

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes the Company’s previous accounting under APB 25. SFAS No. 123R requires the recognition of compensation expense, using a fair value-based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R has been applied to option grants or modifications to existing options after January 1, 2006. For options granted prior to the effective date of SFAS No. 123R and for which the requisite service period had not been performed as of January 1, 2006, the Company continued to apply the intrinsic value provisions of APB 25 on the remaining unvested awards. All option grants valued after January 1, 2006 are expensed on a straight-line basis over the service period.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the provisions of Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (“EITF 96-18”), which requires that such equity instruments be recorded at their fair value on the measurement date. The measurement of stock-based compensation for non-employees is subject to periodic adjustment as the underlying equity instruments vest. The Company records the expense of such compensation based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the service period.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Loss

Comprehensive loss represents all changes in stockholder’s (deficit) equity except those resulting from investments or contributions by stockholders. The components of comprehensive loss that are excluded from the net loss are the Company’s unrealized loss on available-for-sale securities and cumulative translation adjustments.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Gains/Losses

The functional currencies of the Company’s German, Swedish and United Kingdom subsidiaries are the euro, krona and pound, respectively. Accordingly, all balance sheet accounts of those operations are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date. The revenues and expenses of these subsidiaries are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation are recorded directly into a separate component of stockholders’ (deficit) equity under the caption, Accumulated Other Comprehensive Loss.

The functional currency of the Company’s Canadian subsidiary, which was formed in 2007, is the U.S. dollar. Accordingly, all monetary assets and liabilities of that operation are remeasured into U.S. dollars at current period-end exchange rates and non-monetary assets and related elements of expense are remeasured using historical rates of exchange. Income and expense elements are remeasured to U.S. dollars using average exchange rates in effect during the period. Gains and losses from the foreign currency remeasurements of the Canadian subsidiary are recorded as other income (expense), net in the statements of operations, and were not material for all periods presented.

Net realized and unrealized income (loss) on currency transactions are included in other income (expense), net in the consolidated statements of operations and amounted to ($1,000), $4,000 and $128,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Net realized and unrealized income on currency transactions for the six months ended June 30, 2007 and 2008 amounted to $44,000 (unaudited) and $130,000 (unaudited), respectively.

Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s net loss was not allocated to convertible preferred stock using the two-class method as described in SFAS No. 128 “Earnings Per Share”, as the preferred stock does not have an objectively determinable contractual obligation to share in the net loss of the Company.

The Company’s potentially dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and convertible preferred stock warrants, have not been included in the computation of diluted net loss per common share for all periods presented, as the results would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share. See Note 9.

Cumulative Effect of Change in Accounting Principle

The Company has determined that its preferred stock warrants are subject to Financial Accounting Standards Board Staff Position No. 150-5, Issuers Accounting under FAS Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP 150-5”). FSP 150-5 requires that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities even though the underlying shares may be classified as equity. Accordingly, the fair value of the warrants was determined on July 1, 2005 to be $4.7 million and $4.5 million was reclassified from redeemable convertible preferred stock to other long-term liabilities, with the difference reflected as a cumulative effect of a change in accounting principle. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $164,000, or $0.23 per share.

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other income (expense), net until the earlier of their exercise, or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to additional paid-in capital.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2005, if applied retroactively as if FSP 150-5 had been adopted at the beginning of 2005, was not material.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS No. 157”). This standard defines fair value, establishes the framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. In February 2008, the FASB issued Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13, which amends SFAS No. 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, Accounting for Leases. FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the fiscal year beginning after November 15, 2007. Effective January 1, 2008, the Company implemented SFAS No. 157 for its financial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS No. 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS No. 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS No. 141(R) will become effective for the Company on January 1, 2009. The Company is currently evaluating the impact that SFAS No. 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 will become effective for the Company beginning in the first quarter of 2009. The Company is currently evaluating the impact that SFAS No. 160 will have on its consolidated financial statements.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

In March 2008 the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company does not expect the adoption of SFAS No. 161 to have a significant impact on its consolidated financial statements.

3.	Balance Sheet Components

On January 1, 2008, the Company adopted the provisions of SFAS No. 157 for its financial assets and liabilities. As permitted by FASB Staff Position 157-2, the Company elected to defer the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in its financial statements on a recurring basis (at least annually), until January 1, 2009. SFAS No. 157 provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. SFAS No. 157 defines fair value as an exit price, representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at June 30, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability:

		Quoted Prices in	Other	Significant
	Balance at	Active Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
(unaudited)

Liabilities
Preferred stock warrant liability	$3,688	$—	$—	$3,688

The change in the fair value of the warrant liability is summarized below:

Fair value at December 31, 2007	$3,361
Change in fair value recorded in other income (expense), net	327

Fair value at June 30, 2008	$3,688

The valuation of the warrant liability is discussed in Note 6.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Inventories, net

Inventories consisted of the following (in thousands):

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Raw materials	$3,453	$4,743	$5,826
Work in progress	351	634	955
Finished goods	320	276	378

	$4,124	$5,653	$7,159

Property and Equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Tools, dies and molds	$2,248	$2,005	$2,366
Demonstration equipment	2,180	3,456	3,652
Furniture and equipment	1,766	2,091	2,166
Software	1,217	1,179	1,198
Computers	898	791	835
Leasehold improvements	248	182	187

	8,557	9,704	10,404
Less: Accumulated depreciation and amortization	(4,732)	(5,116)	(5,950)

	$3,825	$4,588	$4,454

Depreciation and amortization expense was $1.2 million, $1.4 million and $2.3 million for the years ended December 31, 2005, 2006 and 2007, respectively. Depreciation and amortization expense was $1,047,000 (unaudited) and $898,000 (unaudited) for the six months ended June 30, 2007 and 2008, respectively.

Property and equipment included $48,000, $49,000 and $49,000 (unaudited) of equipment under capital leases at December 31, 2006 and 2007 and June 30, 2008, respectively. Accumulated depreciation of assets under capital leases totaled $2,000, $19,000 and $27,000 (unaudited) at December 31, 2006 and 2007 and June 30, 2008, respectively.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Accrued Compensation and Other Accrued Liabilities

Accrued compensation and other accrued liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Accrued compensation:
Payroll, commissions, bonuses, payroll taxes and related expenses	$1,459	$2,403	$1,854
Compensated absences	696	856	1,012

	$2,155	$3,259	$2,866

Other accrued liabilities:
Legal and accounting fees	$104	$1,434	$2,757
Litigation settlement	—	—	2,000
Tax-related liabilities	678	769	420
Inventory purchase obligations	346	—	—
Customer deposits	62	642	383
Other accrued liabilities	185	364	362

	$1,375	$3,209	$5,922

4.	Commitments and Contingencies

Indemnification Obligations and Guarantees

The Company applies the disclosure provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), to its agreements that contain guarantee or indemnification clauses. The Company provides (i) indemnifications of varying scope and size to its customers and distributors against claims of intellectual property infringement made by third parties arising from the use of its products; (ii) indemnifications of varying scope and size to its customers against third party claims arising as a result of defects in its products; (iii) indemnifications of varying scope and size to consultants against third party claims arising from the services they provide to ZONARE; and (iv) guarantees to support obligations of some of the Company’s subsidiaries such as lease payments. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45. To date, the Company has not incurred material costs as a result of these obligations and does not expect to incur material costs in the future. Accordingly, the Company has not accrued any liabilities in its consolidated financial statements related to these indemnifications or guarantees.

Operating Leases

On August 10, 2006 the Company entered into a non-cancelable operating lease with a term of five years commencing on June 30, 2007 for its current headquarters in Mountain View, California. This facility consists of approximately 31,000 square feet and is used for manufacturing, product development and administrative activities. The Company has the option to extend the lease for an additional three years. Lease payments are $46,500 per month, with provision for annual increases of approximately 3% per year. Under the terms of the lease, the Company is responsible for its share of taxes, insurance and common area maintenance costs. The Company occupied the premises beginning in January 2007 with no rent due until June 2007. Accordingly, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company also leases sales offices in Canada and Germany on a month-to-month basis, a sales office in Sweden under a cancelable lease that expires in 2009, and a sales office in the United Kingdom under a non-cancelable lease that expires in 2010.

Total rent expense was $296,000, $281,000 and $999,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Total rent expense was $548,000 (unaudited) and $381,000 (unaudited) for the six months ended June 30, 2007 and 2008, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2007 were as follows (in thousands):

Operating
Years Ending	Leases

2008	$627
2009	602
2010	605
2011	623
2012	316

Total minimum lease payments	$2,773

Inventory Purchase Obligations

As part of agreements with the Company’s suppliers, suppliers may procure resources and material expected to be used for the manufacture of ZONARE products in accordance with the Company’s production schedule provided to them. In the event these items are not used in the quantities submitted as part of the production schedule or material becomes obsolete as a result of production timing, material changes or design changes, ZONARE may be responsible for compensating its suppliers for these procurements. At December 31, 2007, the Company had non-cancelable agreements with certain vendors obligating ZONARE to purchase approximately $3.5 million of inventory in 2008.

Litigation

In February 2007, the Company was served with a complaint for patent infringement and a demand for a jury trial by SonoSite, Inc. (“SonoSite”). SonoSite demanded a permanent injunction against infringement of their patent, damages, reimbursement of attorneys fees and other costs of bringing the action. The Company denied the alleged infringement and filed a counterclaim alleging invalidity of the patent and patent infringement by SonoSite on a ZONARE patent. The counterclaim asked for a permanent injunction enjoining SonoSite from selling products that infringed the ZONARE patent, damages, attorney’s fees and costs. In April 2007, the Company filed an amended counterclaim specifying which SonoSite products infringed the ZONARE patent and SonoSite replied to the Company’s counterclaim, denying its allegations. Both actions were filed with the U.S. District Court in Southern California. The court conducted a claim construction hearing on April 30, 2008 and set the case for trial on November 18, 2008. On July 16, 2008, the Company entered into a settlement agreement with SonoSite and, on July 30, 2008, the entire case was dismissed with prejudice. As consideration for the release of all claims, the Company agreed to pay a total of $3.25 million to SonoSite, of which $2.0 million was payable ten business days after the date of the settlement agreement, and $1.25 million will be paid on the first anniversary date of the settlement agreement. In addition, the settlement agreement provides for a royalty-free cross-license of the patents at issue in the suit and related patents, limited to certain existing products and improvements of those products of each party and a mutual covenant not to sue for a certain period of time. The Company concluded that the entire settlement amount was allocable to the avoidance of legal fees and the cross-license and covenant not to sue had no economic value to the Company. Accordingly, the settlement was recorded to general and administrative expense in the period

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

ended June 30, 2008, as the litigation giving rise to the settlement was ongoing as of that date. Others may also assert patent infringement claims against the Company. Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and can divert management’s attention resulting in a material adverse effect on our business.

5.	Debt

Equipment Line

On August 1, 2002, the Company entered into an equipment line under which the Company had $1,750,000 available to draw until February 28, 2003 to purchase computers and test equipment. The Company drew down a total of $629,000 which was repaid in monthly installments through March 2006. The equipment line bore interest at a rate of 5.60% per annum.

In connection with the equipment line, the Company issued a warrant to the leasing company to purchase Series C convertible preferred stock. See Note 6.

Capital Lease

In 2006, the Company’s U.K. subsidiary entered into a non-cancelable 36 month automobile lease which is being accounted for as a capital lease.

Future minimum lease payments under the non-cancelable capital lease as of December 31, 2007 were as follows (in thousands):

Capital
Years Ending	Lease

2008	$16
2009	12

Total minimum lease payments	28
Less: Amount representing interest	3

Present value of minimum lease payments	25
Less: Current portion	14

Long term portion	$11

Bank Debt

On September 20, 2004, the Company entered into a bank line of credit under which the Company had $3.0 million available to draw until December 31, 2005. The Company drew down a total of $2.3 million. The loan bore interest at a rate of equal to the prime rate plus 1% per annum and was repayable over 36 monthly installments. In addition, the Company was required to hold a time deposit of $1.5 million as collateral, which has been classified as restricted cash as of December 31, 2006.

In connection with the line of credit, the Company issued a warrant to the bank to purchase shares of the Company’s Series E Preferred Stock. This warrant was later replaced by a warrant to purchase Series F Preferred Stock. See Note 6.

On May 15, 2007, the Company obtained $10.0 million of debt financing with the same bank under a commercial credit facility. The facility includes a $5.0 million term loan, with advances available for up to one year from the closing date. Any advances under this portion of the facility are repayable over 36 months in equal installments of principal plus applicable interest. The Company has the option of paying interest at a rate equal to LIBOR plus 4.75% (9.25% at December 31, 2007) or the prime rate plus 2.0% (9.25% at

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2007) on borrowings under the term loan, as elected by the Company on the draw-down date. The facility also includes a $5.0 million revolving line of credit, with eligible borrowings determined by a formula based on specified trade receivables. Principal outstanding under this revolving line of credit is due in full at maturity at the end of the 36-month term, with interest due monthly. The Company has the option of paying interest at a rate equal to LIBOR plus 3.75% (8.25% at December 31, 2007) or the prime rate plus 1.0% (8.25% at December 31, 2007) on borrowings under the line of credit, as elected by the Company on the draw-down date. The terms of the financing also include financial covenants that the Company was in compliance with as of December 31, 2007 and June 30, 2008. On June 1, 2007, the Company paid off the pre-existing bank loan with funds drawn from this new line of credit. As a result, the $1.5 million time deposit required by the pre-existing bank loan is no longer restricted. As of December 31, 2007 and June 30, 2008 (unaudited), there were no borrowings outstanding under the revolving line of credit. As of December 31, 2007 and June 30, 2008 (unaudited), borrowings outstanding on the term loan totaled $2.5 million and $4.4 million, respectively.

Aggregate annual principal payments due on the term loan at December 31, 2007 are as follows (in thousands):

Years Ending
2008	$852
2009	852
2010	780

2,484
Less: Current portion	(852)

Long-term portion	$1,632

6.	Redeemable Convertible Preferred Stock

Under the Company’s Certificate of Incorporation, as amended and restated, the Company is authorized to issue 123,382,150 shares of preferred stock, of which 18,362, 135,713, 374,445, 3,918,630, 45,480,000, 37,000,000 and 36,455,000 have been designated as Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, respectively.

All outstanding preferred stock is convertible into common stock of the Company under certain conditions and at specified rates.

Redeemable convertible preferred stock at December 31, 2006 consisted of the following (in thousands, except share amounts):

	Shares	Shares	Liquidation	Proceeds Net of	Conversion to		Carrying
Series	Authorized	Outstanding	Amount	Issuance Costs	Common Stock	Accretion	Amount

A	18,362	17,829	$535	$2,306	$(1,805)	$29	$530
B	135,713	135,713	9,500	9,486	—	8	9,494
C	374,445	373,070	26,115	33,833	(7,855)	78	26,056
D	3,918,630	3,918,630	12,014	12,224	(349)	60	11,935
E	45,480,000	36,372,312	33,668	29,416	—	2,064	31,480
F	38,000,000	36,791,306	45,805	30,392	—	22	30,414

	87,927,150	77,608,860	$127,637	$117,657	$(10,009)	$2,261	$109,909

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Redeemable convertible preferred stock at December 31, 2007 consisted of the following (in thousands, except share amounts):

	Shares	Shares	Liquidation	Proceeds Net of	Conversion to		Carrying
Series	Authorized	Outstanding	Amount	Issuance Costs	Common Stock	Accretion	Amount

A	18,362	17,829	$535	$2,306	$(1,805)	$29	$530
B	135,713	135,713	9,500	9,486	—	10	9,496
C	374,445	373,070	26,115	33,833	(7,855)	92	26,070
D	3,918,630	3,918,630	12,014	12,224	(349)	79	11,954
E	45,480,000	36,372,312	33,668	29,416	—	2,584	32,000
F	37,000,000	36,791,306	38,125	30,392	—	42	30,434
G	36,455,000	34,908,469	37,500	29,692	—	42	29,734

	123,382,150	112,517,329	$157,457	$147,349	$(10,009)	$2,878	$140,218

Redeemable convertible preferred stock at June 30, 2008 (unaudited) consisted of the following (in thousands, except share amounts):

	Shares	Shares	Liquidation	Proceeds Net of	Conversion to		Carrying
Series	Authorized	Outstanding	Amount	Issuance Costs	Common Stock	Accretion	Amount

A	18,362	17,829	$535	$2,306	$(1,805)	$30	$531
B	135,713	135,713	9,500	9,486	—	10	9,496
C	374,445	373,070	26,115	33,833	(7,855)	99	26,077
D	3,918,630	3,918,630	12,014	12,224	(349)	89	11,964
E	45,480,000	36,372,312	33,668	29,416	—	2,845	32,261
F	37,000,000	36,791,306	38,125	30,392	—	53	30,445
G	36,455,000	34,908,469	37,500	29,686	—	84	29,770

	123,382,150	112,517,329	$157,457	$147,343	$(10,009)	$3,210	$140,544

The holders of redeemable convertible preferred stock have the rights and preferences as follows:

Dividends

The holders of shares of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of $2.40, $5.60, $5.60, $0.25, $0.075, $0.066 and $0.069 (as adjusted for any stock dividends, stock splits or recapitalization), respectively, per share per annum. Such dividends are not cumulative and are payable when, as and if declared by the Board of Directors, provided that no amounts shall be paid on the Series A through Series F Preferred Stock until such time as the dividend for Series G Preferred Stock has been declared and set aside for payment, and that no amounts shall be paid on the Series A through E Preferred Stock until such time as the dividends for Series F and Series G Preferred Stock have been declared and set aside for payment, and provided further that no amounts shall be paid on the Series A through D Preferred Stock until such time as the dividends for Series E, Series F and Series G Preferred Stock have been declared and set aside for payment. So long as any shares of preferred stock are outstanding, no dividends shall be declared or paid on common stock, other than dividends payable solely in capital stock, until all dividends for the year have been declared and paid on the preferred stock, and no dividends on common stock shall be paid unless the amount of such dividend on the common stock is also paid on the preferred stock on an as-converted to common stock basis. As of December 31, 2007, no dividends had been declared.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to $30, $70, $70, $3.066, $0.92565, $1.03625 and $1.0742375 for each outstanding share of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock (as adjusted for any stock dividends, stock splits or recapitalizations), respectively, plus any declared but unpaid dividends on such shares.

Payment to the holders of Series F Preferred Stock may only be made after payment in full to the holders of Series G Preferred Stock. Payment to the holders of Series E Preferred Stock may only be made after payment in full to the holders of Series F Preferred Stock, and payment to the holders of Series A through D Preferred Stock may only be made after payment in full to the holders of Series E Preferred Stock. After payment has been made to the holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, any remaining assets and funds are to be distributed among the holders of preferred stock and common stock ratably based on the number of shares of common stock held by each stockholder or issuable upon the conversion of the preferred stock.

A sale, lease or other disposition of all or substantially all of the Company’s assets, the sale or exclusive license of all or substantially all of the Company’s intellectual property other than in the ordinary course of business, or the acquisition of the Company by another person, group of affiliated persons or entity by means of merger, consolidation or other transaction or series of related transactions to which the Company is a party, unless the stockholders of the Company hold at least a majority of the voting power of the surviving entity, shall be deemed to be a liquidation, dissolution or winding up of the Company. However, the holders of at least 60% of the outstanding shares of Series F and Series G Preferred Stock, voting together as a single class, may determine that any of these transactions does not constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

The holders of each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the holders of common stock.

Conversion

Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the per share conversion value of such shares by the conversion price per share in effect for the convertible preferred stock at the time of conversion. The per share conversion value of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock is $30.00, $70.00, $70.00, $3.066, $0.92565, $0.829 and $0.85939, respectively, and is subject to certain adjustments. The initial per share conversion price of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock is $5.8665, $6.96, $4.459, $3.066, $0.92565, $0.829 and $0.85939, respectively, and is subject to certain adjustments.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2007 and June 30, 2008 (unaudited) the number of shares of common stock that would be issued upon conversion of all outstanding shares of preferred stock is as follows:

			Common stock
	Preferred stock	Conversion	issuable upon
	outstanding	rate	conversion
Series A	17,829	5.11	91,168
Series B	135,713	10.06	1,364,929
Series C	373,070	15.70	5,856,665
Series D	3,918,630	1.00	3,918,630
Series E	36,372,312	1.00	36,372,312
Series F	36,791,306	1.00	36,791,306
Series G	34,908,469	1.00	34,908,469

	112,517,329		119,303,479

Conversion is automatic at the then-effective conversion rate for each series of preferred stock upon the earlier of (i) the closing of a firm commitment public offering underwritten by a nationally recognized investment bank pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock to the public in which (a) the offering price equals or exceeds $1.50 per share (as adjusted for any stock dividends, stock splits or recapitalizations), and (b) the aggregate proceeds raised equal or exceed $40,000,000, or (ii) the consent of the holders of 60% of the outstanding preferred stock voting together as a single class on an as-converted basis.

Redemption

The holders of at least 60% of Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock, voting together as a single class on an as-converted to common stock basis, are entitled at any time after February 22, 2011 to require the Company to redeem all of their shares by paying in cash a sum equal to the original purchase price per share plus all accrued, but unpaid dividends. The shares subject to redemption are redeemable in three equal annual installments. During the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, the Company accreted $1.1 million, $585,000, $617,000, $305,000 (unaudited) and $332,000 (unaudited), respectively, to the redemption value of preferred stock representing issuance costs and allocated warrant value.

Warrants for Redeemable Convertible Preferred Stock

In connection with certain financing arrangements, the Company issued warrants to certain entities to purchase shares of the Company’s redeemable convertible preferred stock.

In October 1999, the Company issued a warrant to purchase 533 shares of Series A Preferred Stock to a shareholder. The warrant, which has an exercise price of $30 per share and expires in October 2009, remains outstanding.

In May 2002, in connection with an equipment lease line, the Company issued a warrant to purchase 1,375 shares of its Series C Preferred Stock. The warrant, which has an exercise price of $70 per share and expires in May 2012, remains outstanding.

In March 2004, the Company issued warrants to purchase 470,793 shares of its Series E Preferred Stock in connection with the issuance of convertible notes. The warrants, which have an exercise price of $0.9256 per share and expire five years from the date of issuance, remain outstanding. The relative fair value of these warrants was estimated at the date of grant to be $242,000 by using the Black-Scholes option pricing model. The estimate was based on the contractual term of the warrants of five years, risk-free interest rate of 3.83%,

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

expected volatility of 70% and zero annual dividend rate. The Company recorded the relative fair value of these warrants as a discount to the convertible notes. The entire discount was charged to interest expense from March to June 2004, at which point the notes were converted into Series E Preferred Stock. All such warrants remain outstanding.

In June 2004, the Company issued warrants to purchase 8,555,205 shares of its Series E Preferred Stock in connection with the Series E Preferred Stock financing. The warrants, which have an exercise price of $0.92565 per share and expire seven years from the date of issuance, remain outstanding. The relative fair value of these warrants was estimated at the date of grant to be $4,118,000 by using the Black-Scholes option pricing model and was recorded as a reduction to the carrying value of the Series E Preferred Stock. The estimate was based on the contractual term of the warrants of seven years, risk-free interest rate of 4.73%, expected volatility of 70% and zero annual dividend rate. All such warrants remain outstanding.

In September 2004, the Company issued a warrant to purchase 81,024 shares of its Series E Preferred Stock in connection with a line of credit. In December 2005, the Company replaced the warrant with a warrant to purchase 96,501 shares of its Series F Preferred Stock. The warrant, which has an exercise price of $0.829 per share and expires seven years from the date of issuance or three years after the date of an initial public offering, whichever comes first, remains outstanding. The fair value of this warrant was estimated at the date of grant to be $52,000 by using the Black-Scholes option pricing model. The estimate was based on the contractual term of the warrant of seven years, risk-free interest rate of 4.43%, expected volatility of 61% and zero annual dividend rate. During the years ended December 31, 2005, 2006 and 2007, $13,000, $21,000 and $31,000, respectively, was amortized to interest expense. For the six months ended June 30, 2007, $10,000 (unaudited) was amortized to interest expense. All such warrants remain outstanding.

The fair value of the warrants is calculated using the Black-Scholes option pricing model at each reporting period, with changes recorded as other income (expense), net in the statement of operations. There was $355,000 of additional income recorded in other income to reflect the decrease in fair value between July 1, 2005 and December 31, 2005. For the years ended December 31, 2006 and 2007, the Company recorded additional expense of $190,000 and additional income of $1.1 million, respectively, in other income (expense), net to reflect the change in fair value of the warrants. For the six months ended June 30, 2007 and 2008, the Company recorded additional expense of $32,000 (unaudited) and $327,000 (unaudited), respectively, in other income (expense), net to reflect the change in fair value of the warrants.

The assumptions used to value the convertible preferred stock warrants were as follows:

				Six Months
	Years Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Contractual life (years)	5.5	4.5	3.5	4.0	3.0
Expected volatility	64%	56%	46%	52%	55%
Risk-free interest rate	4.40%	4.54%	3.22%	5.02%	2.91%
Dividend yield	0%	0%	0%	0%	0%

Each warrant to purchase convertible preferred stock will automatically be converted into warrants to purchase shares of common stock at the then applicable conversion rate for such series immediately upon the closing of a qualifying initial public offering.

7.	Common Stock and Stock Options

The holders of common stock are entitled to one vote for each share held. They are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

to the prior rights of holders of all classes of stock outstanding. To date there have been no dividends declared.

In July 2003, upon the sale by the Company of its Series D Preferred Stock, the stock of any shareholder of Series A, Series B or Series C Preferred Stock who did not participate in the Series D financing was automatically converted into common stock. During 2003, 157,445 shares of preferred stock were converted into 157,445 shares of common stock.

In March 2004, upon the sale by the Company of its Series E Preferred Stock, the stock of any shareholder of Series A, Series B, Series C or Series D Preferred Stock who did not participate in the Series E Preferred Stock financing was automatically converted into common stock. During 2004, 131,598 shares of preferred stock were converted into 373,880 shares of common stock.

1999 Stock Plan

In 1999, the Company adopted the 1999 Stock Plan (the “Plan”). Under the Plan, the Company may issue shares of common stock and options to purchase common stock to employees, officers, directors and consultants. Options granted under the Plan may be incentive stock options or non-qualified stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options (“ISO”) may be granted only to Company employees, officers and directors. Non-qualified stock options (“NSO”) and stock purchase rights may be granted to employees, officers, directors and consultants. Options under the Plan may be granted at prices not less than 85% of the deemed fair value of the shares on the date of the grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO or NSO shall not be less than 100% and 85% of the deemed fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO or NSO granted to a 10% stockholder shall not be less than 110% of the deemed fair value of the shares on the date of grant. The Board of Directors determines the period over which options become exercisable. However, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate not less than 20% per year five years from the date the options are granted. The term of the options is no longer than five years for ISO’s for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all others.

Activity Under the Plan

The Board of Directors has reserved at various times a cumulative total of 23,685,594 shares of the Company’s common stock for issuance under the Plan. Options awarded generally vest over a four year period and have a 10-year life, subject to the optionee continuing as an employee or service provider of the Company. Certain option awards provide for accelerated vesting if there is a change in control, as defined by the Plan. In all cases, the exercise price is equal to the deemed fair value of the underlying shares as of the grant date. Also, certain options provide the right to early-exercise unvested stock options, subject to rights held by the Company to repurchase any such shares at the shares’ original purchase price in the event the optionee’s employment with the Company terminates or the optionee ceases to be a service provider to the Company.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Activity under the Plan was as follows:

		Options Outstanding
			Weighted	Weighted Average
	Shares		Average	Remaining	Aggregate
	Available	Number of	Exercise	Contractual Life	Intrinsic
	for Grant	Options	Price	(In Years)	Value
					(In thousands)

Balances, December 31, 2006	808,473	15,118,547	$0.24
Additional shares reserved	5,275,000	—	—
Options granted	(6,882,060)	6,882,060	$0.75
Options exercised	—	(842,090)	$0.15
Options cancelled	2,072,658	(2,072,658)	$0.63

Balances, December 31, 2007	1,274,071	19,085,859	$0.39	7.88	$5,770
Additional shares reserved (unaudited)	1,500,000	—	$—
Options granted (unaudited)	(3,069,863)	3,069,863	$0.75
Options exercised (unaudited)	—	(161,874)	$0.26
Options cancelled (unaudited)	618,731	(618,731)	$0.50

Balances, June 30, 2008 (unaudited)	322,939	21,375,117	$0.44	7.71	$6,098

Vested and expected to vest, December 31, 2007		18,326,245	$0.38	7.84	$5,638
Vested and expected to vest, June 30, 2008 (unaudited)		20,726,581	$0.43	7.68	$6,023

The weighted average estimated per share fair value of employee stock options granted during the year ended December 31, 2006 and 2007, and six months ended June 30, 2008 was $0.14, $0.37, and $0.37 (unaudited), respectively.

The total intrinsic value of options exercised during the year ended December 31, 2007 and six months ended June 30, 2008 was $415,000 and $66,000 (unaudited), respectively, representing the difference between the estimated fair values of the Company’s common stock underlying these options at the dates of exercise and the exercise prices paid.

The following summarizes information about stock options outstanding at December 31, 2007:

	Outstanding				Vested and Exercisable
		Weighted
		Average	Weighted			Weighted
		Remaining	Average	Aggregate		Average	Aggregate
	Number	Contractual	Exercise	Intrinsic	Number	Exercise	Intrinsic
Exercise Price	Outstanding	Life (In Years)	Price	Value	Outstanding	Price	Value
				(In thousands)			(In thousands)

$0.10	6,531,096	6.59	$0.10	$3,527	5,210,457	$0.10	$2,814
$0.20	728,500	7.53	$0.20	320	458,079	$0.20	202
$0.30	5,505,251	7.72	$0.30	1,872	3,335,870	$0.30	1,134
$0.50	362,000	8.55	$0.50	51	138,354	$0.50	19
$0.70	443,625	8.78	$0.70	—	147,857	$0.70	—
$0.75	5,460,015	9.54	$0.75	—	532,426	$0.75	—
$6.80	55,372	4.09	$6.80	—	55,372	$6.80	—

	19,085,859	7.88	$0.39	$5,770	9,878,415	$0.26	$4,169

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following summarizes information about stock options outstanding at June 30, 2008 (unaudited):

	Outstanding				Vested and Exercisable
		Weighted
		Average	Weighted			Weighted
		Remaining	Average	Aggregate		Average	Aggregate
	Number	Contractual	Exercise	Intrinsic	Number	Exercise	Intrinsic
Exercise Price	Outstanding	Life (In Years)	Price	Value	Outstanding	Price	Value
				(In thousands)			(In thousands)

$0.10	6,380,406	6.09	$0.10	$3,701	5,593,320	$0.10	$3,244
$0.20	661,000	7.01	$0.20	317	508,413	$0.20	244
$0.30	5,354,193	7.21	$0.30	2,035	3,797,045	$0.30	1,443
$0.50	252,000	8.05	$0.50	45	128,604	$0.50	23
$0.70	402,499	8.28	$0.70	—	193,649	$0.70	—
$0.75	8,269,647	9.34	$0.75	—	1,133,746	$0.75	—
$6.80	55,372	3.59	$6.80	—	55,372	$6.80	—

	21,375,117	7.71	$0.44	$6,098	11,410,149	$0.28	$4,954

Early Exercise of Employee Options

Certain stock options granted under the Plan provide option holders the right to elect to exercise unvested options in exchange for unvested restricted common stock. Such unvested restricted shares are subject to a repurchase right held by the Company at the original issuance price in the event the optionee’s service to the Company is terminated either voluntarily or involuntarily. This right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44, the cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability in the Company’s financial statements. At December 31, 2006 and 2007 and June 30, 2008, there were 46,043, 23,543 and 12,293 (unaudited) unvested restricted shares outstanding, respectively. As of December 31, 2006 and 2007 and June 30, 2008 (unaudited), cash received for unvested shares was not material.

Stock-based compensation expense recorded under APB 25, SFAS No. 123R and EITF 96-18 related to options granted to employees and non-employees was allocated to cost of revenue, sales and marketing, research and development and general and administrative expense as follows (in thousands):

	Years Ended		Six Months Ended
	December 31,		June 30,
	2006	2007	2007	2008
			(Unaudited)

Cost of revenue	$5	$21	$5	$18
Research and development	22	97	14	73
Selling and marketing	42	127	33	106
General and administrative	49	263	84	172

Total stock-based compensation expense	$118	$508	$136	$369

The Company recognized no stock-based compensation expense for the year ended December 31, 2005.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation Associated with Awards to Employees Granted Prior to January 1, 2006

Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123R, were accounted for using the intrinsic value method of accounting as prescribed by APB 25, as permitted by SFAS No. 123 and as amended by SFAS No. 148. In accordance with APB 25, the Company recognized no compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Outstanding employee stock options that were measured at intrinsic value shall continue to be measured at intrinsic value until they are settled or modified.

Stock-Based Compensation Associated with Awards to Employees Granted On or Subsequent to January 1, 2006

The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The Company chose the straight line method of allocating compensation cost over the requisite service period of the related award under SFAS No. 123R. As stock-based compensation expense recognized in the statements of operations is based on options ultimately expected to vest, it has been reduced by an estimated forfeiture rate. The weighted-average assumptions used to value options granted were as follows:

			Six Months
	Years Ended		Ended
	December 31,		June 30,
	2006	2007	2007	2008
			(unaudited)

Risk-free interest rates	4.65%	4.56%	4.87%	3.22%
Expected term (in years)	5.85	5.94	5.95	5.95
Expected dividend yield	0%	0%	0%	0%
Expected volatility	61%	56%	56%	61%

Expected Term.  Under the Company’s Plans, the expected term of options granted was determined using the weighted average period the stock options are expected to remain outstanding. The options’ vesting terms, contractual terms and historical information concerning exercises, vesting and cancellations was used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Volatility.  Since the Company was a private entity since inception through June 30, 2008 with no historical data regarding the volatility of its common stock, the expected volatility used for 2006, 2007 and the six months ended June 30, 2008 was based on a weighted average of the historical and implied volatilities of a peer group of publicly-traded similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rates.  The risk-free rates were based on the rate of U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the option as of the date of grant.

Expected Dividend Yield.  The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Therefore an expected dividend yield of zero was used in the valuation model.

Expected Forfeitures.  SFAS No. 123R requires the Company to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Company’s actual forfeiture rate is significantly different from its estimate, the stock-based compensation expense could be materially different from what the Company had recorded.

As of December 31, 2007 and June 30, 2008, there was $1.8 million and $2.5 million (unaudited), respectively, of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested stock option awards granted after January 1, 2006 that will be recognized on a straight-line basis over the weighted average period of 3.2 years for both periods.

Stock-Based Compensation for Non-Employees

During 2005, 2006 and 2007, the Company granted options for 10,000, 45,000 and 26,000 shares of common stock, respectively, to non-employees as part of various consulting agreements. Stock-based compensation expense related to stock options granted to non-employees is recognized on an accelerated basis as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. For the years ended December 31, 2005, 2006, and 2007, the stock-based compensation expense for options granted to non-employees was immaterial.

Common Stock Valuations

The exercise prices of stock options granted prior to June 2007 were determined in good faith by the Company’s board of directors giving consideration to external financings, key events and milestones in the Company’s growth, performance compared to established targets, and risk factors.

During 2007 and 2008, the Company conducted retrospective and contemporaneous common stock valuations to be used to estimate fair value of stock options granted for the purposes of recording stock-based compensation expense under SFAS No. 123R. The following table sets forth information regarding the historical trend of options granted to employees and non-employees, the exercise price, and the fair value of the Company’s stock for 2007 and the six months ended June 30, 2008 (unaudited):

		Per Share
		Exercise	Fair
	Number of	Price of	Value of	Intrinsic
	Shares	Options	Common	Value per
	Granted	Granted	Stock	Share

Retrospective valuations
January 17, 2007	207,000	$0.75	$0.49	$—
February 26, 2007	1,471,942	$0.75	$0.52	$—
Contemporaneous valuations
May 22, 2007	3,461,058	$0.75	$0.75	$—
July 24, 2007	68,000	$0.75	$0.75	$—
December 13, 2007	1,674,060	$0.75	$0.64	$—
January 11, 2008	835,030	$0.75	$0.64	$—
February 13, 2008	160,833	$0.75	$0.64	$—
June 9, 2008	559,500	$0.75	$0.68	$—
June 18, 2008	1,514,500	$0.75	$0.68	$—

The retrospective common stock valuations were based on probability weighted estimates of the likely magnitude and timeframes of possible values of the Company’s stock at various initial public offering prices with particular emphasis on then-current and near-term stock market conditions, as well as overall macro-

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

economic factors. The analysis also considered the value of the Company’s common stock in other possible outcomes such as strategic sale and remaining a private company.

In estimating the fair value of the common stock, the Company also considered a variety of quantitative and qualitative factors, including (i) the fair market value of the stock of comparable publicly-traded companies, (ii) net present value of the Company’s projected earnings, (iii) third-party transactions involving the Company’s convertible preferred stock, (iv) liquidation preferences of the Company’s preferred stock and the likelihood of conversion of the preferred stock, (v) changes in the Company’s business operations, financial condition and results of operations over time, including sales growth, cash balances and burn-rate, (vi) the status of new product development and (vii) overall market and economic conditions.

For contemporaneous valuations, the Company estimated the aggregate enterprise value of the Company at each valuation date using the discounted cash flow method to determine a value under the income approach valuation method and the direct market transaction and capital markets methods for market approach valuation methods.

The income approach is based on the principle that the value of an asset is the present value of its expected returns. Specifically, an investor expects an asset to provide a stream of returns to a value for the period of time that it is owned. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period. The risk associated with this type of valuation is the accuracy of the projected future benefits stream and application of the correct risk-adjusted rate of return (discount rate).

The direct market transaction approach is based on the principle that merger and acquisition prices may be representative of fair market value, investment value, or somewhere in between. The more unique the synergism between the acquirer and the acquiree, the more the transaction is representative of investment value rather than fair market value, because the pricing may reflect the synergistic benefits to a particular buyer rather than the price an acquirer buying strictly for a return on investment would pay. The drawback with this method is the likelihood of synergistic value included in the purchase price.

The capital market method is based on the premise that a comparable public company provides a value based on what the public is willing to pay for a minority ownership position in a comparable company. The weakness of this method is that it is almost impossible to find a business exactly like the subject company, and the standard sought is usually one of reasonable and justifiable similarity.

The Company then weighted the results of the three methods employed and applied a discount for lack of marketability to the value on a freely traded basis derived from the income and capital market methods.

Finally, the Company allocated the aggregate implied enterprise value that it estimated to the value of the shares of preferred and common stock determined by the stated preferences, per the Amended and Restated Articles of Incorporation, to the preferred share class. In accordance with the AICPA valuation guide, both the option pricing model (“OPM”) and the probability weighted expected returns method (“PWERM”) were used to estimate the value of the shares. Both methods involve making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of the Company’s equity securities. The anticipated timing was based on the plans of the Company’s board of directors and management. The Company estimated the volatility of its common stock based on available information on the volatility of stocks of publicly traded companies in the Company’s industry.

During 2006 and 2007, the Company granted options to purchase the Company’s common stock on dates that generally fell on the dates of the valuations. In those instances where stock options were granted on other dates, the most recent prior valuation was used to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The valuations were based on estimates, judgments and other assumptions, including the selection of valuation models, comparable companies, future earnings and time to liquidity event. If different estimates and assumptions had been used, the valuations would have been different.

8.	Income Taxes

The components of net deferred tax assets are as follows (in thousands):

	December 31,
	2006	2007

Deferred tax assets
Net operating loss carryforwards	$43,667	$52,960
Research and development credits	3,830	4,283
Depreciation and amortization	(211)	(110)
Accruals and others	1,446	2,514
Less: Valuation allowance	(48,732)	(59,647)

	$—	$—

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become or remain deductible.

Based on the level of historical taxable losses and projections of future taxable income (losses) over the periods in which the deferred tax assets are deductible, management currently believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has provided a full valuation allowance against the gross deferred tax assets as of December 31, 2006 and 2007. The valuation allowance increased by $10.0 million, $10.2 million and $10.9 million for the years ended December 31, 2005, 2006 and 2007, respectively. Included in the valuation allowance balance is $19,000 related to the exercise of stock options which is not reflected as an expense for financial reporting purposes. Accordingly, any future reduction in the valuation allowance relating to this amount will be credited directly to stockholders’ (deficit) equity and not reflected as an income tax benefit in the Company’s consolidated statements of operations.

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2005	2006	2007

Tax at federal statutory rate	(34)%	(34)%	(34)%
State tax, net of federal benefit	(6)	(6)	(6)
Research and development credits	(3)	(1)	(2)
Preferred stock warrant revaluations	—	—	2
Prior year state net operating loss limitation due to I.R.S. Section 382	—	—	—
Change in valuation allowance	43	40	42
Other	—	1	(2)

Provision for income taxes	0%	0%	0%

Pre-tax U.S. losses were $18.3 million, $25.4 million and $23.6 million for the years ended December 31, 2005, 2006 and 2007, respectively. Pre-tax foreign losses were $0.3 million, $1.6 million and $2.4 million for the years ended December 31, in 2005, 2006 and 2007, respectively.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2007, the Company had net operating loss carryforwards of approximately $129.0 million and $133.0 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal and state net operating loss carryforwards begin expiring in 2019 and 2009, respectively.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation or separate return loss year limitations. Any ownership changes, as defined, may restrict utilization of carryforwards.

At December 31, 2007, the Company had foreign net operating loss carryforwards of approximately $1.0 million, $0.9 million and $1.6 million in Germany, Sweden and the United Kingdom, respectively. These net operating losses have no expiration dates. The ultimate utilization of these losses will be dependent upon future taxable income being generated in these foreign jurisdictions.

At December 31, 2007, the Company also had research and development credit carryforwards of approximately $2.5 million and $2.6 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal carryforwards will begin to expire in 2020 and the state credits carryforward indefinitely. The Company also had California manufacturers’ investment credits of $82,000 which are currently expiring in the years 2011 to 2013.

Deferred taxes are not provided for the earnings of the Company’s foreign subsidiaries, as those earnings are considered permanently reinvested in the operations of the foreign subsidiaries and the Company intends to continue to reinvest its undistributed international earnings to expand its international operations. It is not practical to estimate the amount of additional tax that might be payable on the foreign earnings should they become subject to U.S. tax.

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. FIN 48 is effective for fiscal years beginning after December 15, 2006.

This statement became effective for ZONARE on January 1, 2007. The cumulative effect of adopting FIN 48 on January 1, 2007 results in no FIN 48 liability on the balance sheet. The total amount of unrecognized tax benefits as of the date of adoption was $1.5 million.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

Unrecognized
		Federal Tax	Income Tax Benefits -
	Federal and	Benefit of State	Net of Federal Benefit
	State Tax	Income Tax UTBs	of State UTB’s

Unrecognized Tax Benefits, January 1, 2007	1,485,460	258,350	1,227,110
Gross Increases — Tax Positions in Prior Period	—	—	—
Gross Decreases — Tax Positions in Prior Period	—	—	—
Gross Increases — Tax Positions in Current Period	216,738	39,478	177,260
Settlements	—	—	—
Lapse of Statute of Limitations	—	—	—
Unrecognized Tax Benefits, December 31, 2007	1,702,198	297,828	1,404,370

The Company files tax returns in the United States, Germany, Sweden, United Kingdom, Canada and various states. The tax returns filed for the years 1999 through 2006 have not been examined and the applicable statutes of limitation have not expired with respect to those returns. Because of net operating loss and research credit carryovers, substantially all of the Company’s tax years remain open to examination. The Company’s federal and state tax returns are not currently under examination.

The Company’s policy is to account for interest and penalties accrued on any unrecognized tax benefits in the income tax provision in the consolidated statement of operations. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits. Since the Company has a full valuation on all the deferred tax assets, FIN 48 will have no impact on the Company’s effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months

9.	Net Loss per Common Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if their effect is dilutive. Potential common shares include shares that could be issued if all convertible preferred stock were converted into common stock, shares that could be issued upon exercise and conversion of all preferred stock warrants, common stock subject to repurchase and incremental shares of common stock issuable upon the exercise of outstanding stock options.

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2007 and the six months ended June 30, 2008 assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2007, or the date of issuance, if later.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Numerator:
Net loss attributable to common stockholders	$(19,628)	$(27,560)	$(26,656)	$(12,246)	$(16,451)

Denominator:
Weighted average common shares outstanding	729	1,322	1,700	1,637	2,535
Less: Weighted average unvested common shares subject to repurchase	(3)	(50)	(34)	(40)	(18)

Denominator for basic and diluted calculations	726	1,272	1,666	1,597	2,517

Net loss per share attributable to common stockholders, basic and diluted	$(27.05)	$(21.67)	$(16.00)	$(7.67)	$(6.54)

Net loss attributable to common stockholders			$(26,656)		(16,451)

Pro forma adjustments to reverse accretion of preferred stock to redemption value			617		332
Pro forma adjustments to reverse the mark-to-market adjustments of the redeemable convertible preferred stock warrants			(1,135)		327

Net loss used to compute pro forma net loss per share			$(27,174)		$(15,792)

Shares used above			1,666		2,517
Pro forma adjustment to reflect assumed weighted average effect of conversion of redeemable convertible preferred stock to common stock shares used to compute pro forma basic and diluted net loss per share			102,361		119,304

Denominator for pro forma basic and diluted net loss per share			104,027		121,821

Pro forma net loss per share — basic and diluted			$(0.26)		$(0.13)

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Shares that could be issued if all convertible preferred stock were converted into common stock	80,419	84,395	119,303	101,849	119,303
Shares that could be issued if all convertible preferred stock warrants were exercised and converted into common stock	9,147	9,147	9,147	9,147	9,147
Common stock subject to repurchase	40	46	24	35	12
Stock options outstanding	10,644	15,119	19,086	19,962	21,375

	100,250	108,707	147,560	130,993	149,837

10.	Investment in Joint Venture

In August 2005, the Company and 4MED established a joint venture, ZONARE Medical Systems GmbH, for the purpose of distributing, marketing and selling its products in Germany, Austria and Switzerland. The Company holds 65% of the investment and made a capital contribution of €450,000 or $548,000. The total contribution made was €550,000 or $670,000. The agreement provides a call option for the Company to acquire 4MED’s shares for an amount equal to the trailing 12 months’ revenue of the joint venture multiplied by 2.25 multiplied by 4MED’s ownership percentage of 35%. The call option is exercisable in perpetuity. The joint venture is included in the consolidated financial statements of the Company. The minority interest was reduced to zero through 4MED’s share of the losses of the joint venture of $99,000 and $23,000 for the years ended December 31, 2005 and 2006, respectively. After such time, the Company is absorbing the full losses of the joint venture as 4MED has no further obligation to fund the joint venture.

11.	Employee Benefit Plans

The Company maintains the ZONARE Medical Systems, Inc. 401(k) Savings Plan for its U.S. employees. The Plan allows eligible employees to defer up to 100%, subject to the Internal Revenue Service annual contribution limit, of their pretax compensation at the discretion of the employee. Under the Plan, the Company is not required to make contributions to the Plan. The Company had not made any contributions to the Plan as of December 31, 2007.

12.	Segment Information and Geographic Data

ZONARE’S revenue is derived from the sales of related products and services on a worldwide basis. The chief operating decision maker evaluates resource allocation not on a product or geographic basis, but rather on an enterprise-wide basis. Therefore, management has determined that ZONARE operates in only one reportable segment.

The Company sells its products and services directly to customers in the United States, Canada and selected territories in Western Europe, and through distributors in other parts of the world. Revenue for geographic regions reported below is based upon the customers’ locations. Long-lived assets, predominantly machinery and equipment, are reported based on the location of the assets.

ZONARE MEDICAL SYSTEMS, INC.

Notes to Consolidated Financial Statements — (Continued)

Following is a summary of geographic information related to revenue (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue
United States	$620	$4,158	$21,735	$13,302	$11,967
Canada, Central and South America	—	238	663	245	1,135
Europe, Africa and Middle East	431	950	2,456	931	3,911
Asia Pacific	247	294	2,645	1,248	2,031

Total	$1,298	$5,640	$27,499	$15,726	$19,044

In 2005, one customer in Japan and two customers in Europe represented 19%, 13% and 13% of total revenue, respectively. For the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2007 (unaudited), no customer represented 10% of total revenue. For the six months ended June 30, 2008 (unaudited), one domestic customer represented 14% of total revenue.

Following is a summary of geographic information related to long-lived assets (in thousands):

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Long-lived assets
United States	$3,178	$3,516	$3,449
Canada, Central and South America	—	28	24
Europe, Africa and Middle East	335	360	380
Asia Pacific	312	684	601

Total	$3,825	$4,588	$4,454

SCAN ENGINE CENTRIC SYSTEM

z.one Comprehensive Transducer Family
Multiple-application transducers allow clinicians to perform more varied examinations using fewer transducers than most conventional ultrasound systems
z.one mini
5⅟₂ Pound Scan Engine
z.one
z.one ultra

RADIOLOGY

INTERVENTIONAL RADIOLOGY

VASCULAR

EMERGENCY MEDICINE

CARDIOLOGY

OB/GYN

ANESTHESIOLOGY

ZONARE

           Shares

ZONARE Medical Systems, Inc.

Common Stock

PROSPECTUS

          , 2008

Citi	Piper Jaffray

Cowen and Company	Canaccord Adams

Through and including          , 2008 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Securities and Exchange Commission registration fee	$3,390
FINRA filing fee	$9,125
Initial NASDAQ Global Market listing fee	*
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous expenses	*

Total	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

During the last three fiscal years, the registrant has issued and sold the following unregistered securities:

1. In December 2005, the Registrant issued a warrant to purchase an aggregate of 96,501 shares of its Series F preferred stock at an exercise price of $0.829 per share to a certain lender to the Company. The warrant may be exercised at any time prior to the earlier of the 7th anniversary of its issue date or three years after an initial public offering.

2. In a series of closings in December 2005 and February 2006, the Registrant issued and sold 36,791,306 shares of Series F preferred stock to certain existing and new investors at a per share price of approximately $0.829, for aggregate consideration of approximately $30.5 million. Upon completion of this offering, these shares of Series F preferred stock will convert into 36,791,306 shares of our common stock.

3. In a series of closings in February, March, October and November 2007, the Registrant issued and sold 34,908,469 shares of Series G preferred stock to certain existing and new investors at a per share price of approximately $0.85939, for aggregate consideration of approximately $30 million. Upon completion of this offering, these shares of Series G preferred stock will convert into 34,908,469 shares of our common stock.

4. During the last three fiscal years, the Registrant has granted stock options to purchase 13,779,066 shares of the registrant’s common stock at exercise prices ranging from $0.20 to $0.75 per share to a total of 213 employees, consultants and directors of the Registrant under the Registrant’s 1999 Stock Option Plan. During the last three years, the Registrant has issued and sold an aggregate of 1,784,615 shares of its common stock to the Registrant’s employees, consultants and directors at prices ranging from $0.10 to $6.80 per share pursuant to exercises of options granted under the Registrant’s 1999 Stock Option Plan.

The issuance of securities described above in paragraphs (1) through (3) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraph (4) was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as currently in effect.
3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3	.3#	Bylaws of the Registrant, as currently in effect.
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4	.1*	Form of the Registrant’s Common Stock Certificate.
4	.2#	Amended and Restated Investor Rights Agreement, dated February 26, 2007.
4	.3#	Warrant to purchase shares of Series A Preferred stock issued to Glen McLaughlin, dated October 31, 1999, and Stock Warrant Assignment to Helen E. McLaughlin O’Rourke and Glen Wallace McLaughlin, dated October 31, 1999.
4	.4#	Warrant to purchase shares of Series C Preferred stock issued to Pentech Financial Services, Inc., dated May 14, 2002.
4	.5#	Form of warrant to purchase shares of Series E Preferred Stock issued in connection with the Series E Preferred Stock Purchase Agreement, dated June 30, 2004.
4	.6#	Form of warrant to purchase shares of Series E Preferred Stock issued in connection with the Note and Warrant Purchase Agreement, dated March 5, 2004.
4	.7#	Warrant to purchase shares of Series E Preferred Stock issued to Comerica Bank, dated September 20, 2004.
4	.8#	Warrant to purchase shares of Series F Preferred Stock issued to Comerica Bank, dated December 22, 2005.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1#	ZONARE Medical Systems, Inc. 1999 Stock Plan and forms of agreements relating thereto.
10	.2*	ZONARE Medical Systems, Inc. 2008 Equity Incentive Plan and forms of agreements relating thereto.
10	.3*	ZONARE Medical Systems, Inc. 2008 Executive Bonus Plan.
10	.4#	Form of Indemnification Agreement, between the Registrant and each of its directors and executive officers.
10	.5*	Amended and Restated Offer Letter, between Donald J. Southard and the Registrant.
10	.6*	Amended and Restated Offer Letter, between Timothy A. Marcotte and the Registrant.
10	.7*	Amended and Restated Offer Letter, between Glen W. McLaughlin and the Registrant.
10	.8*	Amended and Restated Offer Letter, between Douglas W. Tefft and the Registrant.
10	.9*	Amended and Restated Offer Letter, between Mark M. Miller and the Registrant.
10	.10#	Lease Agreement, between Ravendale ERP LLC and the Registrant, dated August 10, 2006.
10	.11#	Loan and Security Agreement, between Comerica Bank and the Registrant, dated May 15, 2007, as amended by the First Amendment and Waiver to Loan and Security Agreement, dated May 15, 2008.
10	.12*†	OEM Purchasing Agreement, between Fuji Photo Film Co. Ltd. and the Registrant, effective as of March 15, 2006, as amended by the Amendment to OEM Purchasing Agreement, between FUJIFILM Corporation and the Registrant, effective as of December 1, 2006, and as further amended by the Second Amendment to OEM Purchasing Agreement, between FUJIFILM Corporation and the Registrant, effective as of May 1, 2007.

Exhibit
No.		Description

10	.13†#	Agreement for Portable Ultrasound Products, between KP Select, Inc. and the Registrant, effective as of March 1, 2006 as amended by the Amendment to Agreement for Portable Ultrasound Systems, between KP Select, Inc. and the Registrant, effective as of August 1, 2007, and as further amended by the Amendment to Agreement for Portable Ultrasound Systems, between KP Select, Inc. and the Registrant, effective as of November 1, 2007.
10	.14*†	Settlement and NonExclusive License Agreement, between SonoSite, Inc. and the Registrant, effective as of July 16, 2008.
10	.15*†	Agreement for Portable Ultrasound Equipment, between Broadlane, Inc. and the Registrant, effective as of May 1, 2006.
10	.16*†	Development Agreement between Supertex Inc. and the Registrant, effective as of October 5, 2001.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1#	Power of Attorney (contained on signature page).

#	Previously filed

*	To be filed by amendment. All other exhibits are filed herewith.

†	Confidential treatment requested or, in the case of exhibits to be filed by amendment, to be requested, for certain portions.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes that:

(1) if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 14th day of August, 2008.

ZONARE MEDICAL SYSTEMS, INC.

By:	/s/ Donald Southard
Donald Southard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 14th day of August, 2008.

Signature	Title	Date

/s/ Donald J. Southard Donald J. Southard	President, Chief Executive Officer and Director (Principal Executive Officer)	August 14, 2008

/s/ Timothy A. Marcotte Timothy A. Marcotte	Vice President and Chief Financial Officer (Principal Financial Officer)	August 14, 2008

* Robert J. Gallagher	Director	August 14, 2008

* Nader J. Naini	Director	August 14, 2008

* Jeffrey R. Otten	Director	August 14, 2008

* Thom E. Rasche	Director	August 14, 2008

* Joseph E. Whitters	Director	August 14, 2008

* /s/ Timothy A. Marcotte By: Timothy A. Marcotte Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as currently in effect.
3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3	.3#	Bylaws of the Registrant, as currently in effect.
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4	.1*	Form of the Registrant’s Common Stock Certificate.
4	.2#	Amended and Restated Investor Rights Agreement, dated February 26, 2007.
4	.3#	Warrant to purchase shares of Series A Preferred stock issued to Glen McLaughlin, dated October 31, 1999, and Stock Warrant Assignment to Helen E. McLaughlin O’Rourke and Glen Wallace McLaughlin, dated October 31, 1999.
4	.4#	Warrant to purchase shares of Series C Preferred stock issued to Pentech Financial Services, Inc., dated May 14, 2002.
4	.5#	Form of warrant to purchase shares of Series E Preferred Stock issued in connection with the Series E Preferred Stock Purchase Agreement, dated June 30, 2004.
4	.6#	Form of warrant to purchase shares of Series E Preferred Stock issued in connection with the Note and Warrant Purchase Agreement, dated March 5, 2004.
4	.7#	Warrant to purchase shares of Series E Preferred Stock issued to Comerica Bank, dated September 20, 2004.
4	.8#	Warrant to purchase shares of Series F Preferred Stock issued to Comerica Bank, dated December 22, 2005.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1#	ZONARE Medical Systems, Inc. 1999 Stock Plan and forms of agreements relating thereto.
10	.2*	ZONARE Medical Systems, Inc. 2008 Equity Incentive Plan and forms of agreements relating thereto.
10	.3*	ZONARE Medical Systems, Inc. 2008 Executive Bonus Plan.
10	.4#	Form of Indemnification Agreement, between the Registrant and each of its directors and executive officers.
10	.5*	Amended and Restated Offer Letter, between Donald J. Southard and the Registrant.
10	.6*	Amended and Restated Offer Letter, between Timothy A. Marcotte and the Registrant.
10	.7*	Amended and Restated Offer Letter, between Glen W. McLaughlin and the Registrant.
10	.8*	Amended and Restated Offer Letter, between Douglas W. Tefft and the Registrant.
10	.9*	Amended and Restated Offer Letter, between Mark M. Miller and the Registrant.
10	.10#	Lease Agreement, between Ravendale ERP LLC and the Registrant, dated August 10, 2006.
10	.11#	Loan and Security Agreement, between Comerica Bank and the Registrant, dated May 15, 2007, as amended by the First Amendment and Waiver to Loan and Security Agreement, dated May 15, 2008.
10	.12*†	OEM Purchasing Agreement, between Fuji Photo Film Co. Ltd. and the Registrant, effective as of March 15, 2006, as amended by the Amendment to OEM Purchasing Agreement, between FUJIFILM Corporation and the Registrant, effective as of December 1, 2006, and as further amended by the Second Amendment to OEM Purchasing Agreement, between FUJIFILM Corporation and the Registrant, effective as of May 1, 2007.
10	.13†#	Agreement for Portable Ultrasound Products, between KP Select, Inc. and the Registrant, effective as of March 1, 2006, as amended by the Amendment to Agreement for Portable Ultrasound Systems, between KP Select, Inc. and the Registrant, effective as of August 1, 2007, and as further amended by the Amendment to Agreement for Portable Ultrasound Systems, between KP Select, Inc. and the Registrant, effective as of November 1, 2007.
10	.14*†	Settlement and NonExclusive License Agreement, between SonoSite, Inc. and the Registrant, effective as of July 16, 2008.

Exhibit
No.		Description

10	.15*†	Agreement for Portable Ultrasound Equipment, between Broadlane, Inc. and the Registrant, effective as of May 1, 2006.
10	.16*†	Development Agreement between Supertex Inc. and the Registrant, effective as of October 5, 2001.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1#	Power of Attorney (contained on signature page).

#	Previously filed

*	To be filed by amendment. All other exhibits are filed herewith.

†	Confidential treatment requested or, in the case of exhibits to be filed by amendment, to be requested, for certain portions.